SHARE PURCHASE AGREEMENT

Dated as of December 20, 2023

-between-

Gold Fields Netherlands Services B.V.

-and-

Gold Fields Orogen Holding (BVI) Limited

-and-

Galiano Gold Inc.

-and-

Galiano International (Isle of Man) Ltd.

-and-

Galiano Gold (Isle of Man) Ltd.

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT is made as of December 20, 2023 (the "Effective Date") among:

Gold Fields Netherlands Services B.V. ("GF Netherlands"), a corporation existing under the laws of the Netherlands

-and-

Gold Fields Orogen Holding (BVI) Limited ("GF Orogen", and together with GF Netherlands, the "Vendors"), a corporation existing under the laws of the British Virgin Islands

-and-

Galiano Gold Inc. ("Galiano"), a corporation existing under the laws of British Columbia

-and-

Galiano International (Isle of Man) Ltd. ("Galiano International"), a corporation existing under the laws of the Isle of Man (formerly Asanko International (Barbados) Inc., a corporation existing under the laws of Barbados)

-and-

Galiano Gold (Isle of Man) Ltd. ("GG IOM"), a corporation existing under the laws of the Isle of Man (formerly Asanko Gold (Barbados) Inc., a corporation existing under the laws of Barbados)

RECITALS:

A. Each of the Vendors is an indirect subsidiary of Gold Fields.

B. GG IOM is a direct wholly-owned subsidiary of Galiano International, which is a direct wholly-owned subsidiary of Galiano.

C. GF Orogen owns 10,000 ordinary shares of Finco (the "Finco Ordinary Shares") and 132,439,999 redeemable preference shares of Finco (the "Finco Pref Shares", and together with the Finco Ordinary Shares, the "Finco Shares"), representing 50% of the issued and outstanding ordinary shares of Finco and 50% of the issued and outstanding redeemable preference shares of Finco.

D. GF Netherlands owns 605 ordinary shares with a nominal value of US$100 each in GFINBV (the "GFINBV Shares"), representing all of the issued and outstanding shares of GFINBV.

E. GFINBV owns 45% of the issued and outstanding shares of Mineco and 50% of the issued and outstanding shares of Exploreco.

F. GG IOM owns 45% of the issued and outstanding shares of Mineco, and 50% of the issued and outstanding shares of each of Exploreco and Finco.

G. The government of the Republic of Ghana owns the remaining 10% of the issued and outstanding shares of Mineco.

H. GF Orogen wishes to sell and GG IOM wishes to purchase the Finco Shares on and subject to the terms and conditions set forth in this Agreement.

I. GF Netherlands wishes to sell and Galiano wishes to purchase the GFINBV Shares (collectively with the Finco Shares, the "Purchased Shares") on and subject to the terms and conditions set forth in this Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND ADEQUACY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions. In this Agreement, including the Recitals to this Agreement, unless the context otherwise requires:

(1) "Acceleration Event" means the making of a demand, or the taking of any other enforcement step, by one or more Persons for the payment in full of any indebtedness owed by Galiano and/or any of its Affiliates in an aggregate amount exceeding US$25,000,000, including the acceleration by a Person of the time for payment of any such indebtedness to a time prior to its stated maturity following an event of default, and such demand shall not have been paid prior to the earlier of the expiry of any applicable grace period, or where no applicable grace period exists, fifteen (15) Business Days following the making of such demand.

(2) "Affiliate" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to "control" another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning. For greater certainty, none of Mineco, Exploreco or Finco shall be considered an Affiliate of the Purchaser Parties, the Vendors or Gold Fields at any time prior to the Closing Time.

(3) "Agreement" means this share purchase agreement, including all Schedules and Exhibits to this share purchase agreement, as amended, supplemented, restated and replaced from time to time in accordance with its provisions.

(4) "Ancillary Agreements" means the IRA, the Royalty Agreement, the RRA, the Galiano International Share Charge, the GG IOM Share Charge, and the Termination Agreement.

(5) "Anti-Corruption Law" means the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), or any similar legislation in any applicable jurisdiction relating to corruption, bribery and money laundering.

(6) "Applicable Law" means, with respect to any Person, property, transaction, event or other matter, (a) any foreign, domestic, international, national, federal, provincial, state, territorial, local, regional, municipal, or other  constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, by-law, Order, Tax or other requirement having the force of law, (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively as set out in the foregoing clauses (a) and (b), "Law"), in each case relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

(7) "Assets" means the assets of Finco and GFINBV as of the Effective Date.

(8) "Basket" has the meaning attributed to that term in Section 11.5(1).

(9) "Books and Records" means the corporate, accounting, financial and other books and records of an entity.

(10) "Business Day" means any day, except Saturdays and Sundays, on which banks are generally open for business in any of (i) Vancouver, Canada, (ii) Leiden, the Netherlands, (iii) Douglas, Isle of Man, and (iv) Road Town, British Virgin Islands.

(11) "Cash Purchase Price" has the meaning attributed to that term in Section 2.3(2).

(12) "Charged Shares" has the meaning attributed to that term in Section 7.1(1).

(13) "Claim" means any act, omission or state of facts and any demand, action, investigation, inquiry, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto which may give rise to a right of indemnification under this Agreement.

(14) "Closing" means the completion of the purchase and sale of the Purchased Shares in accordance with the provisions of this Agreement.

(15) "Closing Date" means the fifth (5th) Business Day following the obtaining by the Parties of all of the Required Regulatory Approvals, or such other date as may be agreed to by the Parties in writing.

(16) "Closing Ownership Interest" means the number, expressed as a percentage, obtained by dividing (i) the number of Galiano Shares owned by the Gold Fields Group immediately following Closing (on a non-diluted basis) by (ii) the number of outstanding Galiano Shares as of such time (on a non-diluted basis).

(17) "Closing Time" means the time of Closing on the Closing Date as determined in accordance with Section 4.1.

(18) "Confidential Information" has the meaning attributed to that term in Section 13.1(1).

(19) "Contingent Consideration" has the meaning attributed to that term in Section 2.3(2)(d).

(20) "Contingent Consideration Default" has the meaning attributed to that term in Section 2.7(2).

(21) "Contract" means any pending and executory contract, agreement, lease, understanding or arrangement (whether oral or written) to which an entity is a party or by which the entity or any of its respective properties or assets is bound or under which the entity has rights or obligations.

(22) "Deferred Consideration" has the meaning attributed to that term in Section 2.3(2)(c).

(23) "Deferred Consideration Default" has the meaning attributed to that term in Section 2.7.

(24) "Direct Claim" has the meaning attributed to that term in Section 11.6.

(25) "Effective Date" has the meaning attributed to that term in the Recitals.

(26) "Equity Financing" has the meaning attributed to that term in Section 3.5.

(27) "Equity Financing Price" has the meaning attributed to that term in Section 3.5.

(28) "Exploreco" means Adansi Gold Ltd., a private company limited by shares incorporated in Ghana with company registration number [Redacted].

(29) "Finco" means Shika Group Finance Limited, an Isle of Man company.

(30) "Finco Ordinary Shares" has the meaning attributed to that term in Recital C.

(31) "Finco Pref Shares" has the meaning attributed to that term in Recital C.

(32) "Finco Purchase Price" has the meaning attributed to that term in Section 2.3(1).

(33) "Finco Shares" has the meaning attributed to that term in Recital C.

(34) "First Deferred Consideration" has the meaning attributed to that term in Section 2.3(2)(b).

(35) "Galiano Convertible Securities" has the meaning attributed to that term in Section 2.3(7).

(36) "Galiano Guaranteed Obligations" has the meaning attributed to that term in Section 8.1.

(37) "Galiano Guarantor" has the meaning attributed to that term in Section 8.1.

(38) "Galiano International Share Charge" has the meaning attributed to that term in Section 7.1(1)(a).

(39) "Galiano Shares" means common shares of Galiano.

(40) "GFINBV" means GFI Netherlands B.V., a Netherlands company.

(41) "GFINBV Deed of Transfer" means the deed of transfer evidencing the transfer of legal and beneficial title to the GFINBV Shares from GF Netherlands to Galiano.

(42) "GFINBV Purchase Price" has the meaning attributed to that term in Section 2.2.

(43) "GFINBV Shares" has the meaning attributed to that term in Recital D.

(44) "GG IOM Share Charge" has the meaning attributed to that term in Section 7.1(1)(b).

(45) "Gold Fields" means Gold Fields Limited, a South African company (Reg. 1968/004880/06).

(46) "Gold Fields Group" means, collectively, Gold Fields and its Affiliates.

(47) "Gold Fields Obligees" means the Vendors and Marsh Holdings.

(48) "Governmental Authority" means (i) any domestic or foreign government, whether national, federal, provincial, state, territorial, local, regional, municipal or other political jurisdiction, (ii) any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal, or any quasi-governmental or other entity, body, organization or agency, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government, or (iii) any stock exchange.

(49) "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board.

(50) "Indemnified Party" means a Person whom the Vendors or the Purchaser Parties, as the case may be, are required to indemnify under Article 11.

(51) "Indemnifying Party" means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 11.

(52) "Initial Cash Consideration" has the meaning attributed to that term in Section 2.3(2)(a).

(53) "Insolvency Event" means, in relation to any Person, any one or more of the following events or circumstances:

(a) proceedings are commenced for its winding-up, liquidation or dissolution, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within sixty (60) days after the commencement of such proceedings;

(b) a decree or order of a Governmental Authority is entered (i) adjudging it to be bankrupt or insolvent, or (ii) approving a petition seeking reorganization, arrangement or adjustment of or in respect of it under Applicable Laws relating to bankruptcy, insolvency or relief of debtors;

(c) (i) it makes an assignment for the benefit of its creditors, or petitions or applies to any Governmental Authority for the appointment of a receiver or trustee for itself or any substantial part of its property; or (ii) it commences for itself or acquiesces in or approves the filing or commencement against it by a creditor or other third party of any proceeding under any Applicable Laws relating to bankruptcy, insolvency, reorganization, arrangement or readjustment of debt or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets;

(d) a resolution is passed for its receivership, winding-up or liquidation; or

(e) anything analogous or having a similar effect to an event listed in paragraphs (a) through (d) of this definition occurs in respect of such Person.

(54) "IRA" means the Amended and Restated Investor Rights Agreement between Galiano and Marsh Holdings, substantially in the form attached hereto as Exhibit A.

(55) "JV Agreement" means the joint venture companies and shareholders' agreement dated July 31, 2018 among GF Orogen, GF Netherlands, GFINBV, Galiano, GG IOM, Finco, Mineco and Exploreco.

(56) "Legal Proceeding" means any litigation, action, application, suit, investigation, hearing, claim, complaint, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.

(57) "Lien" means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, Claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

(58) "Losses" means any and all loss, liability, obligation, Tax, damage, cost, expense, charge, fine, penalty or assessment (including diminution in value or consequential damages, but only to the extent reasonably foreseeable and directly and proximately caused by the relevant circumstances or events) suffered, incurred, sustained or required to be paid by the Person seeking indemnification (including lawyers', experts' and consultants' reasonable fees and expenses), directly resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, investigation, inquiry, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto, but: (a) excluding (i) any contingent liability until it becomes an actual liability, (ii) any lost profits, damages based on a multiple of earnings, or similar financial measure, or (iii) special, aggravated, exemplary or punitive damages; (b) reduced by any net Tax benefit and increased to take into account any net Tax cost; and (c) reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any Claim, recovery, settlement or payment by or against any other Persons.

(59) "Market Value" has the meaning attributed to that term in Section 2.3(6).

(60) "Marsh Holdings" means Marsh Holdings Inc., a British Columbia company.

(61) "Mineco" means Asanko Gold Ghana Ltd., a private company limited by shares incorporated in Ghana with company registration number [Redacted].

(62) "NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

(63) "NL VAT Liability" means any unpaid Tax liability of GFINBV arising from or with respect to any transaction, agreement, arrangement, event or other activity occurring at or prior to the Closing Time and imposed by a Governmental Authority with respect to value added taxes (VAT) imposed under the laws of the Netherlands, regardless of whether such liability is assessed or otherwise imposed by a Governmental Authority before, at or after the Closing Time.

(64) "Notice" has the meaning attributed to that term in Section 13.10.

(65) "Notice of Claim" has the meaning attributed to that term in Section 11.6.

(66) "Nkran Deposit" has the meaning attributed to the term "Deposit" in the Royalty Agreement.

(67) "NYSE American" means the NYSE American stock exchange.

(68) "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(69) "Outside Date" means the first Business Day to occur which is six months after the Effective Date.

(70) "Parties" means the parties to this Agreement (and any reference to a Party includes its successors and permitted assigns), and "Party" means any of them.

(71) "Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a joint venture, a trust, an association, a syndicate, an unincorporated organization, a Governmental Authority, an executor or administrator or other legal or personal representative, or any other juridical entity.

(72) "Pre-Closing Financing" has the meaning attributed to that term in Section 2.3(7).

(73) "Pre-Closing Period" means the period from the Effective Date until the Closing Date.

(74) "Project Financiers" has the meaning attributed to that term in Section 7.1(2).

(75) "Project Financier's Security" has the meaning attributed to that term in Section 7.1(2).

(76) "Purchase Price" means the aggregate of the Finco Purchase Price and the GFINBV Purchase Price.

(77) "Purchased Shares" has the meaning attributed to that term in Recital I.

(78) "Purchaser Indemnitees" means the Purchaser Parties, the Purchaser Parties' Affiliates (including GFINBV from and after the Closing Time) and their respective Representatives.

(79) "Purchaser Parties" means Galiano, Galiano International and GG IOM.

(80) "Purchaser Warranties" means the representations and warranties given or made by the Purchaser Parties in Part II of Schedule C.

(81) "Regulatory Approval" means any approval, consent, ruling, authorization, notice, permit, waiver or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any licence or the conditions of any Order in connection with the Transactions or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(82) "Required Arrangements" means the arrangements regarding insurance and environmental bonds set out in Schedule A.

(83) "Required Regulatory Approvals" means the Regulatory Approvals set out in Schedule B.

(84) "Representative" when used with respect to a Person, means each director, officer, employee, consultant and other agent, adviser or representative of that Person.

(85) "Resigning D&Os" has the meaning attributed to that term in Section 4.3(k).

(86) "Royalty Agreement" means the Net Smelter Returns Royalty Agreement between Mineco and GF Orogen, substantially in the form attached hereto as Exhibit B.

(87) "RRA" means the Amended and Restated Registration Rights Agreement between Galiano, Marsh Holdings, GF Netherlands and GF Orogen, substantially in the form attached hereto as Exhibit C.

(88) "Second Deferred Consideration" has the meaning attributed to that term in Section 2.3(2)(c).

(89) "Share Consideration" has the meaning attributed to that term in Section 2.3(4).

(90) "Shareholding Cap" means ownership by the Gold Fields Group, either directly or indirectly, of no more than 19.9% (on a non-diluted basis) of the then issued and outstanding Galiano Shares (on a non-diluted basis).

(91) "Standstill Period" has the meaning given to such term in the IRA.

(92) "Tax Act" or any reference to a specific provision thereof means the Income Tax Act (Canada) and legislation of any legislature of any province or territory of Canada and any regulations thereunder in force of like or similar effect.

(93) "Tax Authority" means any Governmental Authority that is responsible for the imposition of any Tax or is charged with the collection of such Tax.

(94) "Taxes" means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, property taxes, capital taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, premium taxes, alternative or add-on minimum taxes, GST/HST, value-added taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and "Tax" means any one of such Taxes.

(95) "Technical Report" means Galiano's technical report titled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" prepared by SRK Consulting (Canada) Inc. and dated March 28, 2023.

(96) "Termination Agreement" means the termination agreement between the parties to the JV Agreement with respect to any rights and obligations of the parties thereunder, in substantially the form attached hereto as Exhibit D.

(97) "Third Party Claim" has the meaning attributed to that term in Section 11.6.

(98) "Top-up Cash" has the meaning attributed to that term in Section 2.3(5).

(99) "Top-up Issuance" has the meaning attributed to that term in Section 3.5(a).

(100) "Transaction Share Price" has the meaning attributed to that term in Section 2.3(4).

(101) "Transactions" means the purchase and sale of the Purchased Shares and all other transactions contemplated by this Agreement.

(102) "TSX" means the Toronto Stock Exchange.

(103) "Vendor Deferred Consideration Claims" has the meaning attributed to that term in Section 7.1(2)(b).

(104) "Vendor Security" has the meaning attributed to that term in Section 7.1(1).

(105) "Vendor Warranties" means the representations and warranties given or made by the Vendors in Part I of Schedule C.

(106) "Vendors" has the meaning attributed to that term in the Recitals.

(107) "Vendor Indemnitees" means the Vendors, the Vendors' Affiliates (including GFINBV prior to the Closing Time) and their respective Representatives.

(108) "VWAP" means, with respect to a specified period, the volume weighted average trading price of the Galiano Shares on the NYSE American during such period, in U.S. dollars.

1.2 Construction. This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party does not apply to the construction or interpretation of this Agreement.

1.3 Certain Rules of Interpretation. In this Agreement:

(a) the division into Articles and Sections and the insertion of headings and the table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

(b) the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement and not to any particular portion of this Agreement; and

(c) unless specified otherwise or the context otherwise requires:

(i) references to any Article, Section, Recital, Schedule or Exhibit are references to the Article, Section or Recital of, or Schedule or Exhibit to, this Agreement;

(ii) "including" or "includes" means "including (or includes) but is not limited to" and is not to be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(iii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";

(iv) references to Contracts are deemed to include all present amendments, supplements, restatements and replacements to those Contracts;

(v) references to any legislation, statutory instrument or regulation or a section thereof are references to the legislation, statutory instrument, regulation or section as amended, re-enacted, consolidated or replaced from time to time;

(vi) if the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day; and

(vii) words in the singular include the plural and vice-versa and words in one gender include all genders.

1.4 Knowledge. In this Agreement, any reference to the knowledge of a Party, matters known to the Party or of which the Party is aware, shall mean such knowledge as is actually known, after having made due inquiry, to Paul Schmidt, Joshua Mortoti and Johan Pauley, in the case of the Vendors, and Matt Badylak, Matt Freeman and Richard Miller, in the case of the Purchaser Parties.

1.5 Currency. Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and "$" and "U.S. dollar" refers to United States dollars. References to "C$" are to Canadian dollars.

ARTICLE 2
PURCHASE AND SALE OF SHARES

2.1 Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement:

(1) GF Orogen sells the Finco Shares to GG IOM and GG IOM purchases from GF Orogen all of the Finco Shares, free and clear of all Liens; and

(2) GF Netherlands sells the GFINBV Shares to Galiano and Galiano purchases from GF Netherlands all of the GFINBV Shares, free and clear of all Liens.

2.2 GFINBV Purchase Price. The consideration payable by Galiano to GF Netherlands for the purchase of the GFINBV Shares is US$60,500 (the "GFINBV Purchase Price"). Galiano shall pay and satisfy the GFINBV Purchase Price on the Closing Date by wire transfer of immediately available funds to such bank account as shall be designated by GF Netherlands in writing.

2.3 Finco Purchase Price.

(1) The consideration payable by GG IOM to GF Orogen for the purchase of the Finco Shares is the Finco Purchase Price (as defined below in this Section 2.3(1)), which shall be paid to the Vendors as follows:

(a) the Cash Purchase Price, payable in accordance with Section 2.3(2);

(b) the Share Consideration, payable in accordance with Section 2.3(4); and

(c) the grant of the 1% net smelter return royalty contemplated by the Royalty Agreement, in accordance with Section 2.6,

(collectively, the "Finco Purchase Price"). The Finco Purchase Price shall be allocated among the Finco Shares as follows: (i) US$132,439,999 to the Finco Pref Shares, and (ii) the remainder to the Finco Ordinary Shares.

(2) The aggregate cash purchase price (the "Cash Purchase Price") to be paid by GG IOM to GF Orogen for the Finco Shares is US$149,939,500, payable in cash (subject to Section 2.3(3)) as follows:

(a) US$64,939,500 on the Closing Date, as it may be adjusted pursuant to Sections 2.3(5), 2.3(7) and 2.3(8) (the "Initial Cash Consideration");

(b) US$25,000,000 on or before December 31, 2025 (the "First Deferred Consideration");

(c) US$30,000,000 on or before December 31, 2026 (the "Second Deferred Consideration" and, together with the First Deferred Consideration, the "Deferred Consideration"); and

(d) US$30,000,000 upon the production of an aggregate of 100,000 ounces of gold (calculated on a 100% basis and not an attributable ounce basis) in any form from the Nkran Deposit (the "Contingent Consideration"), which shall be due and payable within fifteen (15) Business Days following the end of the calendar quarter in which such 100,000 ounce threshold is achieved.

Any of the Deferred Consideration or the Contingent Consideration may be prepaid at any time prior to the due date thereof without penalty.

(3) GG IOM shall have the right, in its sole discretion, to elect by Notice to the Vendors to satisfy up to 20% of each of the First Deferred Consideration and Second Deferred Consideration through the issuance of Galiano Shares rather than cash, provided that such issuance of Galiano Shares does not result in the Gold Fields Group holding greater than the Shareholding Cap, as calculated on the fifth (5th) Business Day prior to such issuance of Galiano Shares. The deemed issue price for any such issuance of Galiano Shares shall be equal to the VWAP for the five (5) trading days on the NYSE American immediately preceding (but excluding) the date of such issuance.

(4) The share consideration (the "Share Consideration") to be paid by GG IOM to GF Orogen for the Finco Shares shall be US$20,000,000 satisfied through the issuance of Galiano Shares on the Closing Date at a deemed issue price per Galiano Share (the "Transaction Share Price") equal to the VWAP for the five (5) trading days on the NYSE American immediately preceding (but excluding) the Effective Date.

(5) If the Transaction Share Price is such that the number of Galiano Shares issuable pursuant to Section 2.3(4) would result in the Gold Fields Group exceeding the Shareholding Cap, then the number of Galiano Shares to be issued pursuant to Section 2.3(4) shall be capped at the number which will result in the Gold Fields Group holding no more than the Shareholding Cap as of the Closing Date, and the Initial Cash Consideration set out in Section 2.3(2)(a) shall be increased by the amount in U.S. dollars which is equal to the number of additional Galiano Shares which would have been issued but for the application of such cap, multiplied by the Transaction Share Price ("Top-up Cash"); provided that if the Market Value of the Share Consideration as of the Closing Date equals or exceeds US$20,000,000, then the adjustments to the Initial Cash Consideration and the number of Galiano Shares to be issued on the Closing Date contemplated by this Section 2.3(5) shall not apply.

(6) For purposes of Section 2.3(5), the "Market Value" of the Share Consideration as of the Closing Date will be calculated as the greater of the following:

(a) the VWAP for all of the trading days on the NYSE American between (but excluding) the Effective Date and the Closing Date;

(b) the VWAP for the five (5) trading days on the NYSE American immediately preceding (but excluding) the Closing Date; and

(c) the VWAP as determined in accordance with Section 2.3(4),

in each case multiplied by the number of Galiano Shares to be issued pursuant to Section 2.3(4).

(7) Galiano may, in its sole discretion, elect by Notice to the Vendors to complete a private placement or public offering of Galiano Shares or subscription receipts exchangeable for Galiano Shares (a "Pre-Closing Financing") prior to the Closing Date, and if the price per Galiano Share issued in connection with the Pre-Closing Financing expressed in U.S. dollars (the "Pre-Closing Financing Price", and for purposes thereof, if the Pre-Closing Financing contemplates the issuance, together with Galiano Shares, of any share purchase warrants or other convertible securities of Galiano (collectively, "Galiano Convertible Securities") to purchasers as part of a unit or similar offering, then the Pre-Closing Financing Price shall be equal to the price per unit in U.S. dollars) is greater than or equal to the Transaction Share Price, then Galiano may elect, by Notice to the Vendors, to satisfy up to 50% of the Galiano Shares issuable pursuant to the Share Consideration set out in Section 2.3(4) by a payment to GF Orogen of cash in U.S. dollars equal to the Pre-Closing Financing Price per Galiano Share for each Galiano Share by which the number of Galiano Shares issuable pursuant to Section 2.3(4) is reduced.

(8) If both Sections 2.3(5) and 2.3(7) apply:

(a) the Top-up Cash will be reduced by the same proportion as the number of Galiano Shares that would have been issued in accordance with Section 2.3(4) are reduced by Section 2.3(7); and

(b) for the purposes of the proviso at the end of Section 2.3(5), the amount of US$20,000,000 (to which the Market Value of the remaining Share Consideration as of the Closing Date is to be compared) will be reduced by the same proportion as the number of Galiano Shares that would have been issued in accordance with Section 2.3(4) are reduced by Section 2.3(7).

2.4 Payment of Cash Portion of Finco Purchase Price. GG IOM shall pay and satisfy the Initial Cash Consideration, the Deferred Consideration, the Contingent Consideration and any amounts to be paid in accordance with Sections 2.3(5) and 2.3(7) by wire transfer of immediately available funds to such bank account as shall be designated by GF Orogen in writing from to time.

2.5 Issuance of Share Consideration Portion of Finco Purchase Price. Galiano shall issue the Share Consideration (as it may be adjusted in accordance with Section 2.3(5)) to GF Orogen or as otherwise designated by the Vendors in writing.

2.6 Royalty.

(1) On the Closing Date, the Purchaser Parties shall cause Mineco to grant to GF Orogen a 1% net smelter returns royalty on the terms set out in the Royalty Agreement.

(2) The Parties agree that it shall be a separate and independent obligation of the Parties under this Agreement that, from and after the Closing Date and until the Contingent Consideration has been paid in full in accordance with Section 2.3(2)(d), the Purchaser Parties shall cause Mineco to comply, and GF Orogen shall comply, with their respective obligations pursuant to section 10 (Commingling), section 12 (Reporting) and section 13(a) (Audits) of the Royalty Agreement.

2.7 Default of Deferred or Contingent Consideration Payment Obligations. If any payment of:

(1) the Deferred Consideration has not been remitted in full to GF Orogen in accordance with Sections 2.3(2)(b) or 2.3(2)(c), taking into account Section 2.3(3) and any acceleration pursuant to Section 2.8 (each, a "Deferred Consideration Default"); or

(2) the Contingent Consideration has not been remitted in full to GF Orogen in accordance with Section 2.3(2)(d) (a "Contingent Consideration Default"),

any such unpaid amount shall, from (and including) the applicable payment date of such Deferred Consideration or Contingent Consideration specified in Sections 2.3(2)(b), 2.3(2)(c), 2.3(2)(d) or 2.8 to (but excluding) the date that such payment is made, accrue interest thereon at a rate per annum equal to the 90-day average secured overnight financing rate published on the website of the Federal Reserve Bank of New York (or another equivalent or replacement publication, as reasonably elected by the Vendors) on such applicable payment date plus 5%, which interest shall be calculated daily on the basis of a 360-day year and the actual number of days elapsed, and, in each instance at the option of GG IOM, as applicable, on the last day of March, June, September and December in each year, shall either be paid quarterly in arrears or capitalized and thereby added to the principal amount of the then outstanding Deferred Consideration or Contingent Consideration (as the case may be) on a quarterly basis.

2.8 Events of Default. The occurrence of any of the following events will entitle the Vendors to give Notice to the Purchaser Parties of the acceleration of the Deferred Consideration payments set out in Sections 2.3(2)(b) or 2.3(2)(c) that have not yet been paid, and such payments will thereafter become immediately due and payable in full, and the Vendor Security constituted by the Galiano International Share Charge and the GG IOM Share Charge will become immediately enforceable:

(a) the occurrence of a Deferred Consideration Default which is continuing following an initial cure period of fifteen (15) Business Days following Notice from the Vendors to the Purchaser Parties of such default;

(b) the occurrence of a Contingent Consideration Default which is continuing following a cure period of fifteen (15) Business Days following Notice from the Vendors to the Purchaser Parties of such default;

(c) the occurrence of an Acceleration Event; or

(d) the occurrence of an Insolvency Event in relation to Galiano or any of its Affiliates.

2.9 Transferability of Right to Deferred Consideration and Contingent Consideration.

(1) Subject to Section 2.9(2), GF Orogen's right to receive the Deferred Consideration (subject to Galiano's right to satisfy up to 20% of the First Deferred Consideration and/or the Second Deferred Consideration in Galiano Shares instead of cash pursuant to Section 2.3(3)) and the Contingent Consideration will be freely assignable in whole or in part to any Person upon prior Notice to Galiano, provided that GF Orogen shall procure that such assignee shall execute and deliver a deed in favour of Galiano by which such assignee agrees to be bound by this Agreement.

(2) During the Standstill Period, GF Orogen's right to receive the Deferred Consideration and Contingent Consideration will not be transferable other than as agreed to in writing in advance by Galiano, acting reasonably.

ARTICLE 3
COVENANTS

3.1 Pre-Closing Period Covenants of the Vendors. Except as expressly provided otherwise by this Agreement (including for certainty pursuant to Section 3.7), during the Pre-Closing Period each Vendor must:

(a) not, and must not allow or permit its Affiliates to, assign, transfer, dispose of or otherwise deal with all or any part of any of the Purchased Shares or any of the Assets without each of Galiano's and GG IOM's prior written consent;

(b) not, and must ensure that its Affiliates do not, create, or if created, permit to remain, any Lien upon the Purchased Shares or Assets without each of Galiano's and GG IOM's prior written consent;

(c) promptly give each of Galiano and GG IOM any notice or communication received by the Vendor or its Affiliates from any Governmental Authority in any way affecting or relating to Finco, GFINBV or the Assets;

(d) cause GFINBV to comply with all Applicable Laws, conduct its business in the ordinary course of business and do all things that are necessary to keep GFINBV in good standing with all relevant Governmental Authorities;

(e) not allow GFINBV to issue, enter into or grant any right, agreement, warrant, option or commitment, present or future, contingent or absolute, or anything capable of becoming a right, agreement or option with the passage of time or the occurrence of any event or otherwise:

(i) to require GFINBV to issue any shares or any other security or other instrument convertible or exchangeable into shares or other securities of GFINBV or to convert or exchange any security or other instrument into or for shares of GFINBV;

(ii) for the issue or allotment of any of the unissued shares of GFINBV;

(iii) to require GFINBV to purchase, redeem or otherwise acquire any of the GFINBV Shares; or

(iv) for GFINBV to incur any indebtedness;

(f) cause GFINBV not to:

(i) amalgamate, merge, consolidate or otherwise enter into an arrangement, scheme or other business combination or corporate reorganization (including any and all spin offs) with any other Person or acquire all or substantially all of the shares or the business or assets of any other person, or agree to do any of the foregoing;

(ii) make changes to its charter documents;

(iii) enter into any contract or agreement without the prior written consent of each of Galiano and GG IOM;

(iv) increase, reduce or otherwise change its share capital, or transfer an amount to its share capital account from any of its other accounts, or allot or issue any shares or any securities or loan capital convertible into shares, or purchase, redeem, retire or acquire any such shares or securities, or agree to do so, or sell or give any option, right to purchase, mortgage, charge, pledge, lien or other form of security or encumbrance over any such shares or securities;

(v) without the prior written consent of each of Galiano and GG IOM, acquire any assets or enter into any commitment or make any expenditures;

(vi) do any act or thing that would adversely affect GFINBV's business, assets, or financial condition; or

(vii) declare, pay or commit itself to pay any dividend or other distribution with respect to any share in the capital of GFINBV, any other ownership interest in GFINBV or any of GFINBV's assets or business without the prior written consent of each of Galiano and GG IOM;

(g) not and cause its Affiliates not to, solicit, initiate, or knowingly encourage or facilitate or enter into negotiations for, or conclude any form of agreement for the sale or transfer (whether direct or indirect) of any of the Purchased Shares or the Assets, with any third party;

(h) take all such actions as are within its power to control and will use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions to Closing set forth in this Agreement, including ensuring that during the Pre-Closing Period and at Closing, there is no breach of any of its representations and warranties; and

(i) conduct its business in compliance in all material respects with all Applicable Laws and comply with the JV Agreement in all respects.

3.2 Pre-Closing Period Covenants of Galiano and GG IOM. Except as expressly provided otherwise by this Agreement, during the Pre-Closing Period each Purchaser Party must:

(a) do all things that are necessary to keep, and keep the Purchaser Parties in good standing with all relevant Governmental Authorities;

(b) not adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Galiano or any of its material Affiliates;

(c) take all such actions as are within its power to control and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in this Agreement, including ensuring that during the Pre-Closing Period and at Closing, there is no breach of any of its representations and warranties;

(d) conduct its business in compliance in all material respects with all Applicable Laws;

(e) comply, and use its commercially reasonable efforts to cause each of Mineco, Exploreco and Finco to comply, with its respective obligations under the JV Agreement and the Services Agreement in all respects, including that all Operations are conducted, and all Capital Costs and Operating Costs are incurred, in accordance with an Approved Program and Budget, except as otherwise expressly provided in the JV Agreement (and for purposes of this Section 3.2(e), each of the terms "Services Agreement", "Operations", "Capital Costs", "Operating Costs" and "Approved Program and Budget" shall have the meaning given thereto in the JV Agreement), and for greater certainty, there will be no distribution or payment required to be made by any of Mineco, Exploreco or Finco of any funds to the Vendors or any member of the Gold Fields Group pursuant to the JV Agreement (other than to satisfy the Cash Purchase Price); and

(f) not issue any Galiano Shares, or enter into any agreement to issue Galiano Shares or any securities convertible into, exercisable for or exchangeable into, Galiano Shares, other than pursuant to the terms of this Agreement or as set out in Schedule D.

3.3 Required Regulatory Approvals and Required Arrangements.

(1) Each of the Vendors and the Purchaser Parties shall, and shall cause their respective Affiliates, as applicable, to:

(a) as promptly as practicable after the Effective Date make all filings or notifications under Applicable Laws as are necessary or advisable to obtain any of the Required Regulatory Approvals;

(b) use their commercially reasonable efforts to obtain the Required Regulatory Approvals, including by responding promptly to any request for additional information made by any Governmental Authority and making such further filings as may be necessary or advisable in connection therewith; and

(c) cooperate and provide such assistance to each of the other Parties as they may reasonably request in connection with obtaining the Required Regulatory Approvals, and in particular:

(i) the Parties shall exchange drafts of all material submissions, requests, correspondence, filings and other documents to be made, sent, submitted to or filed with any Governmental Authority or other Person in connection therewith, shall consider in good faith any comments of the other Parties and their counsel thereon, and shall provide the other Parties and their counsel with final copies of all such submissions, requests, correspondence, filings and other documents; and

(ii) each Party will keep the other Parties and their counsel fully apprised of all written and oral communications and all meetings with any Governmental Authority or other Person in connection therewith.

(2) In connection with the Required Arrangements:

(a) the Purchaser Parties shall, and shall cause their Affiliates to, use their commercially reasonable efforts to put into place the Required Arrangements as promptly as practicable after the Effective Date, and shall keep the Vendors regularly apprised of progress in connection therewith, including any material communications between the Purchaser Parties and potential counterparties to such Required Arrangements; and

(b) the Vendors shall, and shall cause their Affiliates to, cooperate and provide such assistance to the Purchaser Parties as they may reasonably request in connection with putting in place the Required Arrangements.

3.4 Outstanding Indebtedness. Each Vendor must procure that, prior to Closing, any debts owed, or any amounts owing but unbilled, by GFINBV or Finco to any member of the Gold Fields Group are duly waived or capitalised, such that, with effect from the date of such waiver or capitalization, neither GFINBV nor Finco will have any obligations or liabilities whatsoever in respect of any debts owed, or any amounts owing but unbilled, by such company to any member of the Gold Fields Group.

3.5 Top-Up Issuance. If Galiano completes a private placement or public offering of Galiano Shares other than an at-the-market offering or Pre-Closing Financing (an "Equity Financing") at any time during the period commencing on the Closing Date and ending two months after the Closing Date at a price expressed in U.S. dollars (the "Equity Financing Price") per Galiano Share (and for purposes thereof, if the Equity Financing contemplates the issuance, together with Galiano Shares, of any Galiano Convertible Securities to purchasers as part of a unit or similar offering, then the Equity Financing Price shall be equal to the price per unit in U.S. dollars) that is less than the Transaction Share Price, then, subject to Galiano obtaining all required TSX and NYSE American approvals:

(a) immediately prior to the completion of the Equity Financing (and for greater certainty, before giving effect to the application of the Gold Fields Group's pre-emptive rights under the IRA in connection with the Equity Financing), Galiano will issue to GF Orogen, for no additional consideration, such number of Galiano Shares as is equal to (i) US$20,000,000 divided by the Equity Financing Price, less (ii) the number of Galiano Shares issued to GF Orogen on the Closing Date (a "Top-up Issuance"), provided that if the number of Galiano Shares to be issued to GF Orogen pursuant to a Top-up Issuance would result in the Gold Fields Group's ownership of Galiano Shares being more than the Closing Ownership Interest upon completion of the Top-up Issuance and the Equity Financing, the number of Galiano Shares to be issued to GF Orogen under the Top-up Issuance shall be capped at the number which would result in the Gold Fields Group's shareholding being no more than the Closing Ownership Interest upon completion of the Top-up Issuance and the Equity Financing; and

(b) all of the Gold Fields Group's pre-emptive rights under the IRA in connection with the Equity Financing will apply, based on the percentage of Galiano Shares held by the Gold Fields Group after giving effect to the Top-up Issuance in Section 3.5(a) above.

3.6 Business Acquisition Report. If the Transactions constitute an acquisition of a business that requires the filing by Galiano of a business acquisition report under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, the Vendors will (at Galiano's cost and expense) cooperate with Galiano and provide Galiano such financial and other information within the Vendors' possession or control as Galiano may require to prepare the business acquisition report.

3.7 Pre-Closing Intercompany Transactions. Prior to Closing, the Vendors may take or cause to be taken such actions, and implement or cause to be implemented such transactions, as may be reasonably necessary for the purpose of ensuring that the working capital and financial obligations payable of GFINBV upon Closing are nil, which may include, among other things, settling any existing intercompany indebtedness to which GFINBV is a party, issuing GFINBV Shares, redeeming or returning capital in respect of GFINBV Shares and distributing excess cash, provided that such actions or transactions, in the opinion of Galiano acting reasonably (a) are not prejudicial or detrimental to GFINBV or the Purchaser Parties, (b) will not impair, prevent, impede or delay the Transactions, and (c) will not result in any adverse tax consequences for GFINBV or the Purchaser Parties. The Vendors shall be responsible for all costs and expenses related to any such actions or transactions, shall consult with and obtain the written consent of the Purchaser Parties prior to implementing any such actions or transactions, and hereby agree to indemnify and save the Purchaser Parties and GFINBV harmless from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, Taxes, judgements and penalties suffered or incurred by any of them in connection with any such actions or transactions.

ARTICLE 4
CLOSING ARRANGEMENTS

4.1 Closing. Subject to the satisfaction or waiver by the applicable Party of the conditions set out in Article 5, the Parties shall hold the Closing on the Closing Date, at such time as agreed to by the Vendors, Galiano and GG IOM in writing and at the offices of [Redacted] or at such other place as agreed to by the Vendors, Galiano and GG IOM.

4.2 Delivery of Closing Cash and Share Consideration.

(1) On Closing, (i) Galiano will pay, or cause to be paid, the GFINBV Purchase Price to GF Netherlands by wire transfer as set out in Section 2.2, and (ii) GG IOM will pay, or cause to be paid, the Initial Cash Consideration to GF Orogen by wire transfer as set out in Section 2.4.

(2) On Closing, Galiano will issue the Share Consideration to GF Orogen as set out in Section 2.3(4) (as it may be adjusted in accordance with Section 2.3(5)) registered in accordance with registration instructions provided by GF Orogen not later than three (3) Business Days prior to the Closing Date.

4.3 Vendors' Closing Documents. The Vendors will deliver or cause the following documents, duly executed by the Vendors, as applicable, to be delivered to the Purchaser Parties at the Closing:

(a) a certified copy of all necessary board of directors and shareholder resolutions of the Vendors, certified as continuing to be in full force and effect on the Closing Date, approving the entering into of this Agreement and the Ancillary Agreements, the sale of the Purchased Shares, and the completion of the Transactions;

(b) the certificates contemplated by Section 5.3(7);

(c) share certificates representing the Finco Shares accompanied by all necessary deeds, conveyances, transfers and assignments and any other instruments necessary or reasonably required to transfer legal and beneficial title to the Finco Shares to GG IOM;

(d) a copy of the executed GFINBV Deed of Transfer required to transfer legal and beneficial title to the GFINBV Shares to Galiano;

(e) the IRA;

(f) the RRA;

(g) the Royalty Agreement;

(h) the Galiano International Share Charge;

(i) the GG IOM Share Charge;

(j) the Termination Agreement;

(k) resignations of each Gold Fields nominee as a director and officer, as applicable, of each of GFINBV, Finco, Mineco and Exploreco (collectively, the "Resigning D&Os");

(l) customary mutual releases dated as of the Closing Date executed by each Resigning D&O and GFINBV, Finco, Mineco or Exploreco, as the case may be, in form and substance satisfactory to the Parties, acting reasonably, duly executed by each of the Resigning D&Os and GFINBV;

(m) all Books and Records of GFINBV in the possession of the Gold Fields Group, including the original up-to-date hard copy shareholders register of GFINBV;

(n) a duly signed power of attorney on behalf of each of GFINBV and GF Netherlands (notarized and apostilled if the notarization statement is issued by a non-Dutch notary), as well as all "know your client" documentation as reasonably required by a notary, for the execution of the GFINBV Deed of Transfer; and

(o) all other documents required to be delivered by the Vendors on the Closing Date pursuant to the provisions of this Agreement.

4.4 Purchaser Parties' Closing Documents. The Purchaser Parties will deliver or cause the following documents, duly executed by the Purchaser Parties, as applicable, to be delivered to the Vendors at the Closing:

(a) a certified copy of all necessary board of directors resolutions of the Purchaser Parties, certified as continuing to be in full force and effect on the Closing Date, approving the entering into of this Agreement and the Ancillary Agreements, the purchase of the Purchased Shares, and the completion of the Transactions;

(b) the certificate contemplated by Section 5.1(6);

(c) all necessary deeds, conveyances, transfers and assignments and any other instruments necessary or reasonably required to transfer legal and beneficial title to the Finco Shares to GG IOM;

(d) a duly signed power of attorney on behalf of Galiano (notarized and apostilled if the notarization statement is issued by a non-Dutch notary), for the execution of the GFINBV Deed of Transfer;

(e) a copy of the GFINBV Deed of Transfer executed by a notary;

(f) the IRA;

(g) the RRA;

(h) the Royalty Agreement;

(i) the Galiano International Share Charge;

(j) the GG IOM Share Charge;

(k) the Termination Agreement;

(l) the mutual releases specified in Section 4.3(l), duly executed by Finco, Mineco and Exploreco; and

(m) all other documents required to be delivered by the Purchaser Parties on the Closing Date pursuant to the provisions of this Agreement.

ARTICLE 5
CONDITIONS OF CLOSING

5.1 Conditions Precedent of Vendors. The obligations of the Vendors to complete the Transactions are subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(1) Required Regulatory Approvals: the Parties will have received the Required Regulatory Approvals;

(2) Required Arrangements: arrangements satisfactory to the Vendors, acting reasonably, will have been put in place with respect to the Required Arrangements;

(3) Representations and Warranties: each of the representations and warranties of the Purchaser Parties in this Agreement will be true and correct in all material respects (disregarding for purposes of this Section 5.1(3) any materiality or similar qualification contained in any such representation or warranty) as and when made and at and as of the Closing Time;

(4) Covenants: the Purchaser Parties will have performed and complied with, in all material respects, all covenants and conditions required by this Agreement to be performed or complied with by the Purchaser Parties before or at Closing;

(5) Closing Deliveries: all of the closing deliveries of the Purchaser Parties set out in Section 4.4 will have been delivered or paid (as the case may be);

(6) Certificate of Purchaser Parties: each of Galiano and GG IOM will have delivered to the Vendors a certificate from a senior officer of each of Galiano and GG IOM, as applicable, certifying that the conditions set out in Sections 5.1(3) and 5.1(4) have been satisfied;

(7) Not Contrary to Applicable Law: no Applicable Law shall be in effect that makes the completion of the Transactions illegal or otherwise prohibits or enjoins the Vendors from completing the Transactions; and

(8) No Orders or Proceedings: no injunction or restraining order of any court or other Governmental Authority will be in effect prohibiting the Transactions and no action or proceeding will have been instituted or be pending before any court or other Governmental Authority to restrain or prohibit the Transactions between the Parties contemplated by this Agreement.

5.2 Waiver by Vendors. The conditions in Section 5.1 are for the exclusive benefit of the Vendors and any such condition may be waived in whole or in part by the Vendors at or before Closing by delivering to each of Galiano and GG IOM of a written waiver to that effect signed by the Vendors.

5.3 Conditions Precedent of Purchaser Parties. The obligations of the Purchaser Parties to complete the Transactions are subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(1) Required Regulatory Approvals: the Parties will have received the Required Regulatory Approvals;

(2) Required Arrangements: arrangements satisfactory to the Purchaser Parties, acting reasonably, will have been put in place with respect to the Required Arrangements;

(3) Representations and Warranties: each of the representations and warranties of the Vendors in this Agreement will be true and correct in all material respects (disregarding for purposes of this Section 5.3(3) any materiality or similar qualification contained in any such representation or warranty) as and when made and at and as of the Closing Time;

(4) Covenants: the Vendors will have performed and complied, in all material respects, with all covenants and conditions required by this Agreement to be performed or complied with by the Vendors before or at Closing;

(5) Inter-Company Debt: any debts owed, or any amounts owing but unbilled, by GFINBV or Finco to any member of the Gold Fields Group will have been duly waived or capitalised in accordance with Section 3.4;

(6) Closing Deliveries: all of the closing deliveries of the Vendors set out in Section 4.3 will have been delivered;

(7) Certificate of Vendors: the Vendors will have delivered to each of Galiano and GG IOM a certificate from a senior officer of each of the Vendors certifying that the conditions set out in Sections 5.3(3) to 5.3(5) (inclusive) have been satisfied;

(8) Not Contrary to Applicable Law: no Applicable Law shall be in effect that makes the completion of the Transactions illegal or otherwise prohibits or enjoins the Purchaser Parties from completing the Transactions; and

(9) No Orders or Proceedings: no injunction or restraining order of any court or other Governmental Authority will be in effect prohibiting the Transactions and no action or proceeding will have been instituted or be pending before any court or other Governmental Authority to restrain or prohibit the Transactions between the Parties contemplated by this Agreement.

5.4 Waiver by Purchaser Parties. The conditions in Section 5.3 are for the exclusive benefit of the Purchaser Parties and any such condition may be waived in whole or in part by the Purchaser Parties at or before Closing by delivery to the Vendors of a written waiver to that effect signed by the Purchaser Parties.

ARTICLE 6
TERMINATION

6.1 Termination Events. Subject to Section 6.2, this Agreement may be terminated as follows:

(a) by the Purchaser Parties, by Notice given prior to Closing, if Closing has not occurred by the Outside Date, any condition in Section 5.3 is not satisfied by the Outside Date or if the satisfaction of any condition by the Outside Date is or becomes impossible (in each case, other than through the failure of the Purchaser Parties to comply with their obligations under this Agreement), and the Purchaser Parties have not waived that condition on or before the Closing Date;

(b) by the Vendors, by Notice given prior to Closing, if Closing has not occurred by the Outside Date, any condition in Section 5.1 has not been satisfied by the Outside Date or if the satisfaction of any condition by the Outside Date is or becomes impossible (in each case, other than through the failure of the Vendors to comply with their obligations under this Agreement), and the Vendors have not waived that condition on or before the Closing Date; or

(c) by mutual written consent of the Purchaser Parties and the Vendors.

6.2 Effect of Termination. Each Party's right of termination under Section 6.1 is in addition to any other rights it may have under this Agreement or otherwise, whether at law, in equity or otherwise, and the exercise of that right of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 6.1, all obligations of the Parties under this Agreement will terminate except that the obligations contained in this Section 6.2 and in Article 13 will survive, provided that if this Agreement is terminated pursuant to Section 6.1(a) or 6.1(b), the terminating Party's right to pursue all legal remedies (including pursuant to Article 11) will survive that termination unimpaired.

ARTICLE 7
SECURITY

7.1 Security.

(1) On the Closing Date, Galiano shall grant or cause to be granted to GF Orogen first ranking charges over all of the shares of GG IOM and all of the shares of Galiano International (collectively, the "Charged Shares"), pursuant to:

(a) a share charge by Galiano over all of the issued and outstanding shares of Galiano International in substantially the form attached hereto as Exhibit E (the "Galiano International Share Charge"); and

(b) a share charge by Galiano International over all of the issued and outstanding shares of GG IOM in substantially the form attached hereto as Exhibit E, mutatis mutandis (the "GG IOM Share Charge");

to secure the payment and performance of GG IOM's obligations under Sections 2.3(2)(b) and 2.3(2)(c), taking into account Section 2.3(3) and any acceleration of the dates of such payment and performance pursuant to Section 2.8 (the "Vendor Security"). Galiano covenants and agrees with the Vendors that Galiano will, (i) on the Closing Date (x) deliver to GF Orogen each of the documents referred to in clauses 3.2 of each of the Galiano International Share Charge and the GG IOM Share Charge and (y) provide all of the notices and comply with the perfection steps referred to in clauses 3.3 of each of the Galiano International Share Charge and the GG IOM Share Charge and (ii) promptly at any time after the Closing Date and from time to time at the request of GF Orogen, execute and deliver or cause to be executed and delivered to GF Orogen all such other deeds, instruments and other documents and do all such other acts and things which GF Orogen may reasonably require for the purpose of creating and perfecting such Vendor Security.

(2) Galiano acknowledges that the Purchaser Parties may propose to obtain project financing secured by first-ranking security in the assets of the Purchaser Parties including the Charged Shares (the "Project Financier's Security") from any one or more project financers (the "Project Financiers") from time to time to facilitate the development of a mining operation at the Asanko gold mine. Upon the request of Galiano, GF Orogen will, at the election of Galiano:

(a) release and discharge the Vendor Security at Galiano's expense in exchange for:

(i) the establishment of a cash collateral arrangement in favour of GF Orogen with a Schedule I listed Canadian bank with a market capitalization of over C$25 billion or other financial institution acceptable to GF Orogen, acting reasonably, in an amount not less than the aggregate amount of the then unpaid Deferred Consideration, in respect of which GF Orogen will obtain a perfected first priority security interest, all of which shall be in a form reasonably acceptable to GF Orogen; or

(ii) an on demand letter of credit issued in favour of GF Orogen as beneficiary in an amount not less than the aggregate amount of the then unpaid Deferred Consideration; any such letter of credit shall be an automatically renewing, unconditional and irrevocable on demand letter of credit issued by a Schedule I listed Canadian bank with a market capitalization of over C$25 billion or other financial institution acceptable to GF Orogen, acting reasonably, and otherwise be in a form reasonably acceptable to GF Orogen; or

(b) enter into an intercreditor agreement with the Project Financiers providing for the subordination of the Vendor Security to the Project Financier's Security that is in a form and on terms acceptable to GF Orogen, acting reasonably, it being agreed by the Purchaser Parties that (i) any agreement to subordinate the Vendor Security to the Project Financier's Security does not amount to a subordination of the Vendors' claims  for any amounts due in respect of the Deferred Consideration (including any default interest payable in accordance with Section 2.7) to amounts (the "Vendor Deferred Consideration Claims") to any claims of the Project Financiers, and (ii) the Vendor Deferred Consideration Claims shall continue as a priority claim against the Purchaser Parties and shall constitute a cost of Mineco payable from Mineco operating revenues pari passu with all operating costs and expenses and in priority to any claims of the Project Financers and, subject to Applicable Law, any other Person.

(3) GF Orogen will hold any cash deposited with it under Section 7.1(2)(a)(i) or the proceeds of any letter of credit provided under Section 7.1(2)(a)(ii) and drawn in accordance with Section 7.1(4) for the payment of any unpaid Deferred Consideration. Money so held by GF Orogen will be solely applied by it for the payment of any unpaid Deferred Consideration.

(4) GF Orogen may withdraw any cash deposited with it under Section 7.1(2)(a)(i) if GG IOM fails to pay any of its portion of the Deferred Consideration to GF Orogen by the due date for payment of that Deferred Consideration (as determined in accordance with Sections 2.3(2)(b) or 2.3(2)(c) and taking into account Sections 2.3(3) and 2.8); or

(5) GF Orogen may draw on the letter of credit issued to it under Section 7.1(2)(a)(ii) if:

(a) GG IOM fails to pay any of its portion of the Deferred Consideration to the Vendors by the due date for payment of that Deferred Consideration (as determined in accordance with Sections 2.3(2)(b) or 2.3(2)(c) and taking into account Sections 2.3(3) and 2.8);

(b) GF Orogen has not received a Notice from the entity issuing the letter of credit, at least forty (40) Business Days prior to the expiration date of the relevant letter of credit, that the letter of credit will be extended by the issuing entity for another year; or

(c) GF Orogen receives Notice from the entity issuing the letter of credit at any time that such issuing entity will not renew the letter of credit for another year from the relevant expiration date.

(6) GF Orogen will not draw on a letter of credit in the circumstances provided in Sections 7.1(5)(b) or 7.1(5)(c) if GG IOM has arranged for a replacement letter of credit meeting the requirements under Section 7.1(2)(a)(ii) and such replacement letter of credit is issued to GF Orogen no later than the time the Notice referred to under Sections 7.1(5)(b) or 7.1(5)(c) is received by GF Orogen.

(7) At GG IOM's written request and expense, upon full payment of all Deferred Consideration, GG IOM will be entitled to a release and discharge of the Vendor Security, including, subject to Applicable Law, the return of any excess funds that might be held by GF Orogen pursuant to Section 7.1(2)(a). GG IOM must prepare and handle any documentation, filings or other actions necessary or desirable in respect of such release and discharge.

ARTICLE 8
GALIANO GUARANTEE

8.1 Galiano Guarantee.

(1) Galiano, Galiano International and GG IOM (each, a "Galiano Guarantor") each hereby absolutely, unconditionally and irrevocably guarantee jointly and severally in favour of the Gold Fields Obligees the prompt payment and the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by each of the Purchaser Parties and their Affiliates pursuant to this Agreement and the Ancillary Agreements, including any obligations or liabilities of the Purchaser Parties and their Affiliates arising from any breach thereof (collectively, the "Galiano Guaranteed Obligations") and shall pay all amounts payable hereunder and thereunder to the Vendors and perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by any other Purchaser Party or any such Affiliate. The foregoing agreement of each Galiano Guarantor is absolute, unconditional, present and continuing, constitutes a guarantee of payment and not of collection, and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part.

(2) The Gold Fields Obligees shall not be bound to exhaust their recourse against the Purchaser Parties and their Affiliates, including any Galiano Guarantor, or any other persons or to realize on any security they may hold in respect of any of the Galiano Guaranteed Obligations before being entitled to payment or performance from each Galiano Guarantor under this Section 8.1.

(3) Each Vendor accepts the guarantees set forth in this Article 8 in favour of Marsh Holdings as agent and trustee of Marsh Holdings and may enforce such guarantees in favour of and on behalf of Marsh Holdings.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties of the Vendors. The Vendors jointly and severally represent and warrant to the Purchaser Parties that each of the Vendor Warranties is true and accurate as of the Effective Date and acknowledges that the Purchaser Parties are relying on the Vendor Warranties in connection with the purchase of the Purchased Shares.

9.2 Representations and Warranties of the Purchaser Parties. The Purchaser Parties jointly and severally represent and warrant to the Vendors that each of the Purchaser Warranties is true and accurate as of the Effective Date and acknowledges that the Vendors are relying on the Purchaser Warranties in connection with the sale of the Purchased Shares.

9.3 Certain Acknowledgements by Purchaser Parties. Each of the Purchaser Parties understands, acknowledges, covenants and agrees (on behalf of itself and its Affiliates and its and their respective Representatives) that the Vendors expressly disclaim, and that each of the Purchaser Parties and its Affiliates and its and their respective Representatives have not relied upon, are not relying upon and will not rely upon, any other representations and warranties of any kind or nature, express or implied, other than those set forth in Section 9.1.

9.4 Certain Acknowledgements by Vendors. Each of the Vendors understands, acknowledges, covenants and agrees (on behalf of itself and its Affiliates and its and their respective Representatives) that the Purchaser Parties expressly disclaim, and that each of the Vendors and its Affiliates and its and their respective Representatives have not relied upon, are not relying upon and will not rely upon, any other representations and warranties of any kind or nature, express or implied, other than those set forth in Section 9.2.

ARTICLE 10
RELEASE

10.1 Release by the Vendors. Conditional upon the occurrence of the Closing and with effect concurrently therewith, each of the Vendors hereby releases and forever discharges each of the Purchaser Parties and their Affiliates from any and all actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages, whether absolute or contingent and of any nature whatsoever, at law or in equity, past, present or future, which any of the Vendors or their Affiliates now has or ever had or hereafter may have against the Purchaser Parties and their Affiliates by reason of or in any way arising out of any cause, matter or thing whatsoever up to and inclusive of the Closing Date, including by reason of or in any way arising pursuant to the JV Agreement or out of any claim for any indebtedness to the Vendors or their Affiliates, participation in profits or earnings, dividends or other remuneration. Conditional upon the occurrence of the Closing and with effect concurrently therewith, each of the Vendors agrees that neither it nor any of its Affiliates will make any claim, complaint or take any proceeding, including third party proceedings or cross-claims, against any Person with respect to any matters that have arisen between the Vendors or their Affiliates, on the one hand, and the Purchaser Parties and their Affiliates, on the other hand, up to and inclusive of the Closing Date in respect of which any claim could arise against the Purchaser Parties and their Affiliates for contribution or indemnity or other relief, in respect of causes, matters or things which are released or forever discharged by the Vendors and their Affiliates in this Section 10.1. Notwithstanding any of the foregoing, the release in this Section 10.1 will not in any manner prohibit, restrict or otherwise affect any actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages to which the Vendors are entitled pursuant to this Agreement or any of the Ancillary Agreements or which involve fraud, gross negligence or wilful misconduct of the Purchaser Parties or their Affiliates. Each of the Vendors covenants, warrants and represents that neither it nor any of its Affiliates has assigned to any Person any of the actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages which it is releasing in this Section 10.1.

10.2 Release by the Purchaser Parties. Conditional upon the occurrence of the Closing and with effect concurrently therewith, each of the Purchaser Parties hereby releases and forever discharges each of the Vendors and their Affiliates from any and all actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages, whether absolute or contingent and of any nature whatsoever, at law or in equity, past, present or future, which any of the Purchaser Parties or their Affiliates now has or ever had or hereafter may have against the Vendors and their Affiliates by reason of or in any way arising out of any cause, matter or thing whatsoever up to and inclusive of the Closing Date, including by reason of or in any way arising pursuant to the JV Agreement or out of any claim for any indebtedness to the Purchaser Parties or their Affiliates, participation in profits or earnings, dividends or other remuneration. Conditional upon the occurrence of the Closing and with effect concurrently therewith, each of the Purchaser Parties agrees that neither it nor any of its Affiliates will make any claim, complaint or take any proceeding, including third party proceedings or cross-claims, against any Person with respect to any matters that have arisen between the Purchaser Parties or their Affiliates, on the one hand, and the Vendors and their Affiliates, on the other hand, up to and inclusive of the Closing Date in respect of which any claim could arise against the Vendors and their Affiliates for contribution or indemnity or other relief, in respect of causes, matters or things which are released or forever discharged by the Purchaser Parties and their Affiliates in this Section 10.2. Notwithstanding any of the foregoing, the release in this Section 10.2 will not in any manner prohibit, restrict or otherwise affect any actions, causes of actions, claims, demands, covenants, obligations, contracts, liabilities, costs and damages to which the Purchaser Parties are entitled pursuant to this Agreement or any of the Ancillary Agreements or which involve fraud, gross negligence or wilful misconduct of the Vendors or their Affiliates. Each of the Purchaser Parties covenants, warrants and represents that neither it nor any of its Affiliates has assigned to any Person any of the actions, causes of action, claims, demands, covenants, obligations, contracts, liabilities, costs and damages which it is releasing in this Section 10.2.

ARTICLE 11
INDEMNIFICATION

11.1 Survival. All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 5, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Shares and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the Purchase Price for the Purchased Shares.

11.2 Indemnification by the Vendors. Subject to this Article 11 and Section 12.5, each of the Vendors shall jointly and severally indemnify and save harmless the Purchaser Indemnitees from any and all Losses suffered or incurred by the Purchaser Indemnitees as a result of or arising directly or indirectly out of or in connection with:

(1) any inaccuracy of, or any breach by any Vendor of, any representation or warranty of the Vendors contained in this Agreement or in any instrument, certificate or other document delivered by a Vendor pursuant to this Agreement; and

(2) any breach or non-performance by any Vendor of any covenant or other obligation to be performed by it that is contained in this Agreement or in any instrument, certificate or other document delivered pursuant to this Agreement.

11.3 Indemnification by the Purchaser Parties. Subject to this Article 11 and Section 12.5, the Purchaser Parties shall jointly and severally indemnify and save harmless the Vendor Indemnitees from any and all Losses suffered or incurred by the Vendor Indemnitees as a result of or arising directly or indirectly out of or in connection with:

(1) any inaccuracy of, or any breach by any Purchaser Party of, any representation or warranty of the Purchaser Party contained in this Agreement or in any instrument, certificate or other document delivered by a Purchaser Party pursuant to this Agreement;

(2) any breach or non-performance by any Purchaser Party of any covenant or other obligation to be performed by it that is contained in this Agreement or in any instrument, certificate or other document delivered pursuant to this Agreement; and

(3) conditional upon the occurrence of the Closing, any past, present or future mining operations or other activities conducted at the Asanko gold mine, or any other activities conducted by any of Mineco, Exploreco or Finco, at any time before or after the Effective Date, provided the foregoing shall not apply to any Claim that is a result of fraud or wilful misconduct of the Vendors or their Affiliates.

11.4 Time Limitations for Claims. The obligations of the Indemnifying Party to indemnify and hold harmless the Indemnified Party under Section 11.2(1) or Section 11.3(1), as applicable, shall terminate as follows:

(1) No Losses may be recovered from the Vendors pursuant to Section 11.2(1) unless a Notice of Claim is delivered by a Purchaser Party in accordance with the timing set out below:

(a) with respect to the representations and warranties in Sections 1.1, 1.2, 1.3, 1.4, 1.5, 1.6, 1.7, 3.1, 3.2, 3.3, 3.5, 7.1, 7.2, 7.3, 7.7, 7.8, 7.9, 7.10, 7.11, 7.12, 7.13, 7.14 and 11.1 of Schedule C, on or before the date that is six (6) years after the Closing Date;

(b) with respect to the representations and warranties in Section 12 of Schedule C, at any time before the date that is 90 days after the relevant Governmental Authorities are no longer entitled to assess or reassess the Taxes in question; and

(c) with respect to all other representations and warranties, on or before the date that is two (2) years after the Closing Date,

Unless a Notice of Claim has been given in accordance with the timing set out above, the Vendors shall be released on the date set out above from all obligations in respect of representations and warranties referenced in the relevant Sections and from the obligation to indemnify the Purchaser Indemnitees in respect thereof.

(2) No Losses may be recovered from the Purchaser Parties pursuant to Section 11.3(1) unless a Notice of Claim is delivered by a Vendor in accordance with the timing set out below:

(a) with respect to the representations and warranties in Sections 13.1, 13.2, 13.3, 13.4, 13.5, 13.6, 13.7 and 16.1 of Schedule C, on or before the date that is six (6) years after the Closing Date; and

(b) with respect to all other representations and warranties, on or before the date that is two (2) years after the Closing Date,

unless a Notice of Claim has been given in accordance with the timing set out above, the Purchaser Parties shall be released on the date set out above from all obligations in respect of representations and warranties referenced in the relevant Sections and from the obligation to indemnify the Vendor Indemnitees in respect thereof.

11.5 Other Limitations for Claims.

(1) Subject to Section 11.5(2), the Indemnified Party shall not be entitled to indemnification under Section 11.2(1) or Section 11.3(1), as applicable, until the aggregate amount of all Losses in respect of indemnification thereunder exceeds US$1,000,000 (the "Basket"), in which event the Indemnified Party shall be entitled to recover for all such Losses, including those used to compute the Basket. The aggregate amount of all Losses for which the Indemnified Party shall be entitled to recover pursuant to this Article 11 shall not exceed 15% of the sum of the Share Consideration and the Cash Purchase Price.

(2) Section 11.5(1) shall not apply to any NL VAT Liability or any Losses arising from or as a result of such liability, except that any NL VAT Liability shall be included in calculating the Basket with respect to indemnification for Losses other than NL VAT Liabilities.

11.6 Notice of Claim. Promptly on becoming aware of any circumstances which have given or could give rise to a Claim of indemnification under this Article 11, the Indemnified Party shall give Notice to the Purchaser Parties, if the Indemnified Party is a Vendor Indemnitee, or the Vendors, if the Indemnified Party is a Purchaser Indemnitee, of those circumstances. That Notice (the "Notice of Claim") shall specify whether the Losses arise as a result of a Claim by a third party against the Indemnified Party (a "Third Party Claim") or whether the Losses do not so arise (a "Direct Claim"), and shall also specify with reasonable particularity (to the extent the information is available) the factual basis for the Claim and the amount of the Losses, if known. If through the fault of the Indemnified Party, the Indemnifying Party does not receive such Notice of Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give that Notice on a timely basis, however, the failure of the Indemnified Party to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 11.

11.7 Direct Claims. With respect to any Direct Claim, following receipt of a Notice of Claim from the Indemnified Party of the Direct Claim, the Indemnifying Party shall have 20 calendar days to make such investigation of the Direct Claim as is considered necessary or desirable. For the purpose of that investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied on by the Indemnified Party to substantiate the Direct Claim, together with such information as the Indemnifying Party may reasonably request. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiry of this 20 calendar day period (or agree to any extension of this period) to the validity and amount of that Direct Claim, the Indemnifying Party shall within five Business Days pay to the Indemnified Party the full amount as agreed of the Direct Claim. If the Indemnified Party and the Indemnifying Party fail to agree within such 20 day period (or such longer period as extended) as to the validity and amount of such Direct Claim, either shall be free to pursue such remedies as may be available to it.

11.8 Third Party Claims.

(1) The Indemnifying Party has the right, by Notice to the Purchaser Parties, if the Indemnified Party is a Purchaser Indemnitee, or the Vendors, if the Indemnified Party is a Vendor Indemnitee, given not later than 20 days after receipt of the Notice of Claim, to assume and maintain control of the defence, compromise or settlement of the Third Party Claim, provided that:

(a) the Third Party Claim (i) involves only money damages, (ii) does not seek any injunctive or other equitable relief, and (iii) does not relate to, allege, or arise in connection with any criminal or quasi-criminal action, including fraud;

(b) if the named parties in any Third Party Claim include both the Indemnified Party and the Indemnifying Party, representation by the same counsel would, in the judgment of the Purchaser Parties, if the Indemnified Party is a Purchaser Indemnitee, or the Vendors, if the Indemnified Party is a Vendor Indemnitee, still be appropriate notwithstanding any actual or potential differing interests between them (including the availability of different defences); and

(c) the Indemnifying Party, from time to time, at the request of the Indemnified Party, provides reasonable assurance to the Indemnified Party of its financial capacity to defend that Third Party Claim and to provide indemnification in respect thereof.

(2) Upon the assumption of control by the Indemnifying Party, it shall be deemed to be conclusively established for purposes of this Agreement that the Third Party Claim is within the scope of, and is subject to, the indemnification pursuant to this Article 11, and:

(a) the Indemnifying Party will actively and diligently proceed with the defence, compromise or settlement of the Third Party Claim at the Indemnifying Party's sole cost and expense, including the retaining of counsel reasonably satisfactory to the Indemnified Party;

(b) the Indemnifying Party will keep the Indemnified Party fully advised with respect to the defence, compromise or settlement of the Third Party Claim (including supplying copies of all relevant documents promptly as they become available) and will arrange for its counsel to inform the Indemnified Party on a regular basis of the status of the Third Party Claim;

(c) the Indemnifying Party will reimburse the Indemnified Party for all reasonable costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party assumed control of the defence;

(d) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defence of the Third Party Claim (provided the Indemnifying Party shall continue to control that defence); and

(e) the Indemnifying Party will not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim unless consented to by the Indemnified Party (which consent may not be unreasonably or arbitrarily withheld, delayed or conditioned).

(3) Provided all the conditions set forth in Section 11.8(1) are satisfied and the Indemnifying Party is not in breach of any of its obligations under Section 11.8(2), the Indemnified Party will, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and use its commercially reasonable efforts to make available to the Indemnifying Party all relevant information in its possession or under its control and will take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct that defence, provided always that (a) no admission of fault may be made by any Vendor on behalf of any Purchaser Party or any Purchaser Indemnitee without the prior written consent of the Purchaser Parties, (b) no admission of fault may be made by any Purchaser Party on behalf of any Vendor or any Vendor Indemnitee without the prior written consent of the Vendors, and (c) the Indemnified Party is not obligated to take any measures which, in the reasonable opinion of the applicable Indemnified Party's legal counsel, could be prejudicial or unfavourable to such Indemnified Party.

(4) If (a) the Indemnifying Party does not give the Indemnified Party the Notice provided in Section 11.8(1), (b) any of the conditions in Section 11.8(1) are not satisfied, or (c) the Indemnifying Party breaches any of its obligations under Sections 11.8(2) or 11.8(3), the Indemnified Party may assume control of the defence, compromise or settlement of the Third Party Claim and is entitled to retain such counsel as in its sole discretion may appear advisable, and any settlement or other final determination of the Third Party Claim thereafter will be binding on the Indemnifying Party. In such circumstances, the Indemnifying Party will (i) at its sole cost and expense, cooperate fully with the Indemnified Party and use its commercially reasonable efforts to make available to the Indemnified Party all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnified Party, necessary to enable the Indemnified Party to conduct the defence, and (ii) be liable for any lawyers', experts' and consultants' reasonable fees and expenses of the Indemnified Party incurred in connection such defence.

11.9 Trust and Agency. The Purchaser Parties accept each indemnity in favour of any of the Purchaser Indemnitees that is not a Party as agent and trustee of that Purchaser Indemnitee and may enforce any such indemnity in favour of that Purchaser Indemnitee on behalf of that Purchaser Indemnitee. The Vendors accept each indemnity in favour of any of the Vendor Indemnitees that is not a Party as agent and trustee of that Vendor Indemnitee and may enforce any such indemnity in favour of that Vendor Indemnitee on behalf of that Vendor Indemnitee.

11.10 No Duplication. No Indemnified Party shall be entitled to recover from any Indemnifying Party under this Article 11 more than once in respect of the same Losses, notwithstanding that such Losses may result from breach of multiple provisions of this Agreement.

11.11 Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes to the maximum extent allowed under Applicable Law. Each Party shall prepare and file Tax returns consistent with the treatment described in the foregoing sentence.

11.12 Set-off. The Purchaser Parties shall be entitled to set off against any amounts payable by the Purchaser Parties to the Vendors under this Agreement, the amount of any Losses for which the Purchaser Parties have made a Claim for indemnification in accordance with Article 11 of this Agreement, provided that (a) the Purchaser Parties are in compliance in all material respects with their obligations pursuant to this Article 11, and (b) such Claim has been determined by a judgment of a court or arbitral tribunal, or has been resolved by a compromise or settlement consented to by the Vendors.

11.13 Mitigation. The Indemnified Party shall take commercially reasonable steps to mitigate any Losses indemnifiable hereunder.

11.14 Exclusive Rights. The indemnification rights of the Parties under this Article 11 are the exclusive rights of the Parties with respect to Losses for breaches of representations, warranties, covenants, agreements or obligations in this Agreement, provided that nothing herein shall limit remedies the Parties may have at Law for fraud, criminal activity or wilful misconduct on the part of any Party. Nothing in this Section 11.14 shall limit any Party's right to seek and obtain any equitable relief, including specific performance, to which any Party shall be entitled.

ARTICLE 12
TAX MATTERS

12.1 Taxes. Each of GG IOM, Galiano, the Vendors, GFINBV and the JV Companies will be liable for satisfying any Taxes that may be levied against it in connection with the Transactions. To the extent that any taxes may become payable by any Party in connection with a change of control of any entity pursuant to the Transactions, such entity shall bear the obligation for satisfying any such Taxes.

12.2 Cooperation on Tax Matters. Each of the Parties agrees to furnish, or cause to be furnished, to the other Parties, upon its reasonable request and as promptly as practicable, such information and assistance relating to GFINBV, the Purchased Shares and/or the Transactions as is reasonably necessary for the filing of any Tax or information returns, statements (including withholding tax statements), payment receipts, reports and forms by a Party and/or its Affiliates to the relevant Governmental Authorities and the preparation of any audit examinations, and any administrative or judicial proceedings relating to Tax liabilities imposed on a Party and/or its Affiliates, including, without limitation, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account or other materials necessary or helpful for the preparation of such Tax returns or information required to be filed with any Governmental Authority, the conduct of audit examinations or the defense of Claims by Tax Authorities as to the imposition of Taxes.

12.3 Reporting. Each Party shall comply with all reporting, filing, notification and payment obligations relating to the Transactions in respect of any applicable Tax Authority.

12.4 Tax Withholding Matters. Each Party hereby acknowledges that it believes that under the provisions of any Applicable Law, payments to the Vendors under this Agreement by the Purchaser Parties will not be subject to withholding Taxes. To the extent any Party becomes aware that payments under this Agreement may be subject to withholding Taxes, it shall promptly notify the other Parties and the Parties shall cooperate in good faith to minimize or eliminate the amount of any such withholding. Notwithstanding anything herein to the contrary, the Parties shall be entitled to, from time to time and in accordance with Applicable Law, deduct and withhold from the amounts payable pursuant to this Agreement (including but not limited to the Cash Purchase Price) to any Person such amounts as the Parties reasonably determine in good faith are required to be deducted and withheld from such Person with respect to the making of such payment under Applicable Law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

12.5 Losses. Each Vendor acknowledges and agrees that the Vendors will not hold the Purchaser Parties responsible for any Losses incurred by the Vendors as a result of, or in connection with, Tax reporting, filing or payments made by the Purchaser Parties in accordance with this Agreement and Applicable Law. Each Purchaser Party acknowledges and agrees that the Purchaser Parties will not hold the Vendors responsible for any Losses incurred by the Purchaser Parties as a result of, or in connection with, (i) a Purchaser Party's failure to file or make any Tax report, filing or payments required to be made by the Purchaser Party in accordance with this Agreement and Applicable Law, unless such failure is due to a delay in direction from, or otherwise caused by, a Vendor; (ii) any actions of a Purchaser Party after Closing including with regard to the amendment of any Tax return or information return for previous Tax years or periods, unless such action or amendment is with respect to a pre-Closing Tax period and is required to comply with Applicable Law; and (iii) the utilization of any Tax attributes of GFINBV in any Tax year or period after Closing.

ARTICLE 13
GENERAL

13.1 Confidentiality of Information.

(1) For the purposes of this Section 13.1, "Confidential Information" of a Party at any time means all information relating to that Party which at the time is of a confidential nature (whether or not specifically identified as confidential) and has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its Representatives as a result of the matters provided for in this Agreement, and includes:

(a) the existence and the terms of this Agreement, the Ancillary Agreements and of any other contract, agreement, instrument, certificate or other document to be entered into as contemplated by this Agreement;

(b) a Party's business records; and

(c) all Books and Records and all other information and documentation with respect to the Party's property and assets, including all notes, analyses, compilations, studies, summaries and other material prepared by the other Parties or their Representatives as a result of the Books and Records, information or documentation.

Notwithstanding the foregoing, Confidential Information does not include (i) any information that the Party whose Confidential Information it is consents in writing to the disclosure of, (ii) any information that at the time has become generally available to the public other than as a result of a violation by the other Party or any of its Representatives of the confidentiality obligations under this Section 13.1, (iii) any information that can be demonstrated was available to the other Party or its Representatives on a non-confidential basis before the Effective Date, (iv) any information that becomes available to the other Party or its Representatives on a non-confidential basis from a Person (other than the Party to which the information relates or any of its Representatives) who is not, to the knowledge of the other Party or its Representatives, otherwise bound by confidentiality obligations to the Party to which the information relates in respect of the information or (v) any information that can be demonstrated was developed independently by the other Party or its Representatives, without use of or reference to the Confidential Information.

(2) Other than as expressly contemplated by this Agreement, each Party shall (and shall cause each of its Representatives to) prevent the unauthorized use, disclosure, dissemination or publication of the Confidential Information of the other Parties with the same degree of care that such Party uses to protect its own confidential information of a similar nature, but no less than a reasonable degree of care.

(3) Subject to Section 13.2, Section 13.1(2) shall not apply to the disclosure of any Confidential Information where that disclosure is required by Applicable Law. In that case, the Party required to disclose (or whose Representative is required to disclose) shall, to the extent legally permissible and as soon as possible in the circumstances, notify the other Parties of the requirement of the disclosure. On receiving the notification, the other Parties may take any reasonable action to challenge the requirement, and the affected Party shall (or shall cause the applicable Representative to), at the expense of the other Parties, provide commercially reasonable assistance to the other Parties in taking that reasonable action.

(4) Section 13.1(2) shall not apply to the disclosure of any Confidential Information where that disclosure is reasonably required to be disclosed by a Party in order to enforce its rights under, protect its interests in connection with or defend against any Legal Proceeding in connection with this Agreement. In such circumstances, the disclosing Party will use commercially reasonably efforts to seek confidential treatment of such Confidential Information.

13.2 Public Announcements. No Party shall make any public statement, issue any press release or make any filing with any Governmental Authority concerning this Agreement or the Transactions except as agreed by the Parties acting reasonably (who shall consult and co-operate fully with each other on a timely basis) or as may be necessary, in the opinion of counsel to the Party making that disclosure, to comply with the requirements of Applicable Law. If any such public statement, press  release or filing is so required, the Party required to make the disclosure shall, where practicable, provide the other Parties with prior Notice of such disclosure and an opportunity to review and comment on such disclosure prior to the issuance or filing thereof and shall give consideration in good faith to all such comments; provided that where such prior Notice is not practicable, the Party required to make the disclosure shall provide Notice of such disclosure promptly following the issuance or filing thereof. Notwithstanding the foregoing, the provisions of this Section 13.2 shall not apply with respect to filings with any Governmental Authority in connection with the seeking of the Required Regulatory Approvals, which shall be governed by Section 3.3(1). To the extent that any Party or any of its Affiliates is required to file this Agreement or any of the Ancillary Agreements on SEDAR or EDGAR, the Parties shall consult with each other with respect to any redactions permitted under applicable securities Laws.

13.3 Expenses. Each Party shall pay all costs and expenses (including Taxes imposed on those costs and expenses) it incurs in the authorization, negotiation, preparation, execution and performance of this Agreement, the Ancillary Agreements and the Transactions, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

13.4 No Third Party Beneficiary. Except as specifically provided herein, this Agreement is solely for the benefit of the Parties and no third party accrues any benefit, Claim or right of any kind pursuant to, under, by or through this Agreement.

13.5 Entire Agreement. This Agreement, together with the Ancillary Agreements and any other agreements, documents and/or certificates delivered pursuant to this Agreement, constitute the entire agreement among the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement.

13.6 Time of Essence. Time is of the essence of this Agreement.

13.7 Amendment. This Agreement may be supplemented, amended, restated or replaced only by written agreement signed by each of the Parties.

13.8 Governing Law. This Agreement is governed by, and interpreted and enforced in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that province, excluding the choice of law rules of that province.

13.9 Dispute Resolution. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all disputes or Claims arising under or in relation to this Agreement, the Transactions and the Ancillary Documents and waives any defences to the maintenance of an action in the courts of the Province of British Columbia. Each Party agrees that service of process upon such Party at the address so provided in Section 13.10 shall be deemed in every respect effective service of process upon such Party in any such dispute or Claim.

13.10 Notices.

(1) Any notice, demand or other communication (a "Notice") required or permitted to be given or made under this Agreement must be in writing and is sufficiently given or made if sent by email:

(a) in the case of a Notice to any Vendor, to:

[Redacted]

Attention:  [Redacted]

Email:  [Redacted]

Copy to:  [Redacted]

with a copy (not constituting Notice) to:

[Redacted]

Attention: [Redacted]

Email:  [Redacted]

(b) and in the case of a Notice to any Purchaser Party, to:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

with a copy (not constituting Notice) to:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

(2) Any Notice sent in accordance with this Section 13.10 is deemed to have been received if sent by email during normal business hours on a Business Day in the place where the transmission is received, on the same day that it was sent. Any Notice sent not on a Business Day or after normal business hours on a Business Day, in each case in the place where the Notice is received, is deemed to have been received on the next succeeding Business Day in the place where the Notice is received.

(3) Any Party may change its address for Notice by giving Notice to the other Parties.

13.11 Assignment. Except as expressly provided in this Agreement, no Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its rights or obligations under this Agreement to any Person, except that each Party may assign all of its rights and obligations under this Agreement to its Affiliates, provided that such assignment shall not relieve the assigning Party of any of its obligations hereunder.

13.12 Further Assurances. Each Party shall promptly do, execute, deliver or cause to be done, executed or delivered all further acts, documents and matters in connection with this Agreement that any other Party may reasonably require, for the purposes of giving effect to this Agreement.

13.13 Severability. If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision will, as to that jurisdiction, be ineffective only to the extent of that restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of that provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances. The Parties shall engage in good faith negotiations to replace any provision which is so restricted, prohibited or unenforceable with an unrestricted and enforceable provision, the economic effect of which comes as close as possible to that of the restricted, prohibited or unenforceable provision which it replaces.

13.14 Successors. This Agreement is binding on, and enures to the benefit of, the Parties and their respective successors.

13.15 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. Delivery of an executed counterpart of this Agreement transmitted electronically in legible form, including in portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement on the Effective Date.

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	"L.W. Lor"
Name: L.W. Lor
Title: Managing Director

By:	"P.T. Reijn"
Name: P.T. Reijn
Title: Managing Director

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

By:	"Colin Bird"
Name: Colin Bird
Title: Director

By:	"Steven Reid"
Name: Steven Reid
Title: Director

GALIANO GOLD INC.

By:	"Matt Badylak"
Name: Matt Badylak
Title: Chief Executive Officer

GALIANO INTERNATIONAL (ISLE OF MAN) LTD.

By:	"Kim Brown"
Name: Kim Brown
Title: Alternate Director to Selusiwe Mdlalose

GALIANO GOLD (ISLE OF MAN) LTD.

By:	"Kim Brown"
Name: Kim Brown
Title: Alternate Director to Selusiwe Mdlalose

SCHEDULE A
Required Arrangements

1. Insurance Arrangements.  The Assets and Business Interruption and Liability insurance policies for Mineco currently utilize insurance coverage provided by Gold Fields.  Replacement standalone insurance policies must be put in place by the Purchaser Parties prior to Closing.

2. Environmental Bond Arrangements.  The guarantee facilities that provide support for the reclamation security agreement between the Environmental Protection Agency of Ghana and Mineco are currently in place with Standbic Bank Ghana Limited and Societe Generale Ghana. Under these facilities, approximately US$8.5 million is not included under a corporate guarantee by Galiano, which will need to be addressed prior to Closing, and any existing corporate guarantees provided by the Gold Fields Group released prior to Closing.

SCHEDULE B
Required Regulatory Approvals

1. All required approvals of the TSX in connection with the Transactions.

2. The obtaining by Galiano of the approval of the NYSE American to the listing of the Consideration Shares to be issued pursuant to Section 2.3(4), subject only to official notice of issuance.

3. The giving of all notices and the receipt of all required written approvals from the Ghanaian Minister of Lands and Natural Resources pursuant to Sections 52 and 56 of the Mining and Minerals Act, 2006 (Act 703) of Ghana (or the lapse of all applicable waiting periods without objection following notice in writing given to the Minister) in connection with the Transactions.

SCHEDULE C
Representations and Warranties

PART I - REPRESENTATIONS AND WARRANTIES OF THE VENDORS

1. EACH VENDOR

1.1 it is duly formed, incorporated, amalgamated or continued (as the case may be) and validly exists under the law of its place of formation, incorporation, amalgamation or continuance;

1.2 it is in good standing under the legislation under which it was formed, incorporated, amalgamated or continued (as the case may be);

1.3 it has full legal capacity and power:

(1) to own its property and assets and to carry on its business; and

(2) to enter into this Agreement and the Ancillary Agreements, as applicable, and to perform its obligations under this Agreement and the Ancillary Agreements, as applicable;

1.4 it has taken all action (whether corporate, by its shareholders or otherwise) that is necessary to authorize its entry into this Agreement and the Ancillary Agreements, as applicable, and to perform its obligations under this Agreement and the Ancillary Agreements, as applicable;

1.5 it has full power and lawful authority to execute and deliver this Agreement and the Ancillary Agreements, as applicable, and to consummate and perform or cause to be performed its obligations under this Agreement and the Ancillary Agreements, as applicable, and each transaction contemplated by this Agreement and the Ancillary Agreements to be performed by it;

1.6 each of this Agreement and the Ancillary Agreements, as applicable, constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy subject to laws generally affecting creditors' rights and to principles of equity (where applicable);

1.7 the execution, delivery and performance by it of this Agreement and the Ancillary Agreements, as applicable, does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(1) its charter documents or any Applicable Law;

(2) any material term or provision of any agreement to which it is a party or by which it or any of its property is bound; or

(3) any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it or any of its property is bound;

1.8 no Legal Proceeding is taking place or, so far as the Vendor is aware, is pending or threatened against it which if adversely decided could materially impair its ability to perform its obligations under this Agreement or the Ancillary Agreements;

1.9 the Vendor is neither insolvent nor unable to pay its debts as they fall due;

1.10 no liquidator, trustee in bankruptcy, receiver or receiver and manager or other external administrator is currently appointed in relation to it or any of its property;

1.11 to the best of its knowledge, there are no facts, matters or circumstances which give any person the right to appoint or to apply to appoint (as the case may be) a liquidator, trustee in bankruptcy, receiver or receiver and manager or other external administrator to it or any of its property; and

1.12 is outside the United States of America, its territories and possessions, and any state of the United States (collectively, the "United States"); did not receive an offer to acquire any of the Consideration Shares within the United States; and did not execute this Agreement or otherwise place its order to acquire the Consideration Shares from within the United States.

2. ABSENCE OF APPROVALS REQUIRED

2.1 other than the Required Regulatory Approvals, no authorization, approval, order, license, permit or consent of any Governmental Authority, no registration, declaration or filing by a Vendor or GFINBV with any Governmental Authority, and no consent or approval of any Person is required in order for each Vendor:

(1) to consummate the transactions contemplated by this Agreement and the Ancillary Agreements;

(2) to execute and deliver all of the documents and instruments to be delivered by a Vendor under this Agreement and the Ancillary Agreements;

(3) to duly perform and observe the terms and provisions of this Agreement and the Ancillary Agreements; and

(4) to render this Agreement and the Ancillary Agreements legal, valid, binding and enforceable.

3. ORGANIZATION OF GFINBV

3.1 GFINBV is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), duly formed, incorporated, amalgamated or continued (as the case may be) and validly exists under the laws of the Netherlands with all requisite power to carry on its business as presently conducted;

3.2 GFINBV is in good standing under the legislation under which it was formed, incorporated, amalgamated or continued (as the case may be);

3.3 GFINBV has full legal capacity, power and authority to own its property and assets and to carry on its business;

3.4 GFINBV has the requisite capacity, power and authority to enter into and to perform its obligations under the Termination Agreement which, when executed, will constitute a valid and binding obligation of GFINBV, enforceable against GFINBV in accordance with its terms;

3.5 the articles of association (statuten) of GFINBV as currently in force have been duly registered with the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel) and no decision to amend these articles of association has been made;

3.6 GFINBV has been duly registered with the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel) in accordance with Dutch law. The information reflected in the excerpt of the trade register in respect of such registration is true, complete and not misleading. The Company has timely and properly filed all documents under Dutch law required to be filed with the Dutch Chamber of Commerce (Kamer van Koophandel);

3.7 the copies of the charter documents of GFINBV provided to the Purchaser Parties are a complete, true and accurate copy of the charter documents of GFINBV as in force as at the Effective Date;

3.8 the charter documents of GFINBV referred to in Section 3.7 contain the entire charter documents of GFINBV;

3.9 the charter documents of GFINBV comply in all respects with all Applicable Law;

3.10 no person has any power of attorney or is otherwise authorized to represent or legally bind GFINBV for any purpose;

3.11 no resolution has been adopted by any corporate body (orgaan) of GFINBV, which has not been fully implemented; and

3.12 GFINBV, its officers, agents and employees (during the course of their duties) have at all times engaged in their activities in all material respects in accordance with all applicable statutory requirements, governmental regulations and GFINBV's articles of association or other rules of organisation, and have not done anything which is a contravention of any of the same or omitted to do anything required by the same giving rise to any fine, penalty or other liability or sanction imposed on or incurred by or threatened to be imposed on or incurred by GFINBV.

4. COMPLIANCE WITH LAW BY GFINBV

4.1 GFINBV has conducted its business in compliance with all Applicable Laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all approvals, consents, certificates, registrations, authorizations, permits, licenses, waivers, exemptions and entitlements issued by the appropriate regulatory agency or body necessary to carry on its business as currently carried on by it, is in compliance with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations of GFINBV or its business. None of GFINBV or a Vendor has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, registration, permit, license, waiver, exemption or entitlement of GFINBV. All such approvals, consents, certificates, registrations, authorizations, permits, licenses, waivers, exemptions and entitlements are in full force and effect and with no default under the same;

4.2 neither GFINBV, the Vendors nor any of their directors or officers or so far as the Vendors are aware, employees or any other person acting on behalf of GFINBV, is or has at any time engaged in any activity, practice or conduct which would constitute an offence under or violation of any Anti-Corruption Law;

4.3 none of GFINBV, any director, officer, agent, employee, Affiliate or, to the knowledge of the Vendors, other person acting on behalf of GFINBV or any of the other members of the Gold Fields Group is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of Anti-Corruption Law and GFINBV and each of the other members of the Gold Fields Group have conducted the business of GFINBV in compliance with Anti-Corruption Law and have instituted and maintain policies and procedures designed to ensure continued compliance with Anti-Corruption Law, and no action, suit or proceeding by or before any Governmental Authority or body or arbitrator involving GFINBV or any of the other members of the Gold Fields Group with respect to Anti-Corruption Law is pending or, to the knowledge of the Vendors, threatened;

4.4 there are no proceedings under any Anti-Corruption Law pending against GFINBV or either of the Vendors or, to the knowledge of the Vendors, threatened against or affecting GFINBV or its business;

4.5 neither GFINBV, nor any employee or agent of GFINBV, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties other than payments required or permitted by Applicable Laws;

5. CORPORATE RECORDS OF GFINBV

5.1 the corporate records of GFINBV, as required to be maintained by it pursuant to Applicable Law, are accurate, complete and up to date in all material respects, and are maintained at the records office of GFINBV. Without limiting the foregoing, the minute books of GFINBV contain true, correct and complete copies of the minutes of every meeting of its board of directors and of its shareholders and every written resolution of its directors and shareholders during the periods covered by such minute books. All corporate proceedings and actions reflected in the corporate records of GFINBV (including the minute books) have been, in all material respects, conducted or taken in compliance with Applicable Law and with the charter documents of GFINBV;

5.2 all transactions of GFINBV have been properly and accurately recorded in the appropriate books and records of GFINBV and such books and records are correct and complete in all material respects;

5.3 the register of shareholders of GFINBV contains an accurate and complete record of the current shareholders of GFINBV and GFINBV has not received any notice or allegation that the register is incorrect or incomplete or should be rectified;

5.4 the accounts of GFINBV show a true and fair view of the state of affairs of GFINBV as at the accounts date and profits/losses for the financial year ended on the accounts date; and

5.5 since December 31, 2022, the date of the most recent accounts of GFINBV:

(1) there has been no material deterioration in the financial position of GFINBV;

(2) GFINBV has carried on its business in the ordinary and usual course; and

(3) GFINBV has not repaid or redeemed any share or loan capital.

6. INSOLVENCY OF GFINBV

6.1 GFINBV is neither insolvent nor unable to pay its debts as they fall due and no resolution has been passed nor has any order been made or petition presented nor so far as the Vendors are aware has any other step been taken or Legal Proceeding been started or threatened against GFINBV for its winding up or dissolution;

6.2 no order has been made, petition presented or resolution passed for the winding up of GFINBV and no meeting has been convened for the purpose of winding up GFINBV (nor so far as the Vendors are aware has any event analogous to any of the foregoing been started or threatened);

6.3 no resolution has been adopted in relation to GFINBV and it has not been involved in any proceedings for (i) a legal merger (fusie within the meaning of section 2:309 DCC), (ii) a legal division (splitsing within the meaning of section 2:334a DCC), (iii) its dissolution (ontbinding), (iv) its liquidation (vereffening), (v) its bankruptcy (faillissement), (vi) its suspension of payment (surséance van betaling), (vii) Court Approval of a Private Composition (Prevention of Insolvency) Act (Wet homologatie onderhands akkoord) or (viii) a voluntary settlement with all or a group of its creditors outside of a bankruptcy (crediteurenakkoord) and, to the best of the GFINBV's knowledge, no events have occurred which would justify any (other) insolvency proceedings;

6.4 no administration order has been made and no petition or application has been made for such an order or for the appointment of a liquidator, receiver or receiver and manager, external administrator or similar officer in respect of GFINBV or over any or all of GFINBV's assets (nor so far as the Vendors are aware has any event analogous to any of the foregoing been started or threatened);

6.5 so far as the Vendors are aware, no bankruptcy or reorganisation procedure (judicial or non-judicial) been commenced in connection with GFINBV; and

6.6 no voluntary arrangement, compromise or scheme of arrangement between GFINBV and its creditors (or any class of them) has been proposed by GFINBV.

7. OWNERSHIP AND TRANSFER OF SHARES

7.1 as at the Effective Date, the issued and outstanding share capital of GFINBV consists of 605 ordinary shares with a nominal value of US$100 each in GFINBV;

7.2 as at the Effective Date, the GFINBV Shares comprise the entire issued and outstanding share capital of GFINBV;

7.3 GF Netherlands is the registered, legal and beneficial owner of all of the GFINBV Shares, has good and marketable title to the GFINBV Shares and the GFINBV Shares are free and clear of any Lien and third party claims. GFINBV has not issued any voting or non-voting securities, including shares, warrants, profit sharing certificates (winstbewijzen), other than the GFINBV Shares;

7.4 no depositary receipts of shares (certificaten van aandelen) have been issued in respect of any of the GFINBV Shares;

7.5 no person other than the Vendors have any voting rights in respect of the GFINBV Shares, whether contingent or not, by means of any voting or other agreement and no restrictions regarding the transfer of the GFINBV Shares apply, except as set forth in the GFINBV's articles of association;

7.6 since December 31, 2022, the date of the most recent accounts of GFINBV, no dividends, interim dividends or other distributions, whether paid or outstanding, have been declared on any of the GFINBV Shares, nor is there any obligation to declare, pay or distribute any profits or reserves of GFINBV;

7.7 GF Orogen is the registered, legal and beneficial owner of the Finco Ordinary Shares and Finco Pref Shares, has good and marketable title to the Finco Ordinary Shares and Finco Pref Shares and the Finco Ordinary Shares and Finco Pref Shares are free and clear of any Lien and third party claims;

7.8 the Vendors have the power and authority to sell, transfer, assign and deliver all of the Finco Shares to GG IOM as provided in this Agreement, and such delivery will convey to GG IOM good and marketable title to all of the Finco Shares free and clear of any and all Liens;

7.9 the Vendors have the power and authority to sell, transfer, assign and deliver all of the GFINBV Shares to Galiano as provided in this Agreement, and such delivery will convey to Galiano good and marketable title to all of the GFINBV Shares free and clear of any and all Liens;

7.10 each Vendor has not given or agreed to give any Lien over any of the Purchased Shares;

7.11 the GFINBV Shares have been validly issued and fully paid and no moneys are owing in respect of them;

7.12 none of the GFINBV Shares has been issued in violation of any preferential, pre-emptive or other third party rights;

7.13 except for this Agreement, no person has any agreement, right (including any pre-emptive right) or option, present or future, contingent, absolute or capable of becoming an agreement, or which will with the passage of time or the occurrence of any event become an agreement, right (including a pre-emptive right) or option to acquire any of the Purchased Shares or any other securities of GFINBV; and

7.14 there is no agreement, arrangement or understanding to which any Vendor is a party or obligation to which any Vendor is subject to create or grant any Lien over any of the Purchased Shares.

8. GFINBV LITIGATION

8.1 no Legal Proceeding is taking place or, so far as the Vendors are aware, has been threatened or is pending by or against GFINBV, any director of GFINBV or any person for whose acts GFINBV may be vicariously liable, and so far as the Vendors are aware, there are no circumstances likely to give rise to any such proceedings.

9. GFINBV CONTRACTS

9.1 as of the Closing Time, GFINBV will not be a party to any Contracts;

9.2 GFINBV has no obligation to pay any commission, brokerage or finder's fee or similar compensation or reimburse expenses on account of any agreement, undertaking or covenant with any consultant, intermediary or broker of the Vendors in connection with the sale of the Purchased Shares or other transaction contemplated by this Agreement; and

9.3 GFINBV does not have any employees or any Person performing services for GFINBV on a contractual basis.

10. INDEBTEDNESS OF GFINBV

10.1 as of the Closing Time, GFINBV will not have any liabilities or obligations whatsoever (whether direct or indirect, accrued, absolute, contingent or otherwise);

10.2 as of the Closing Time, GFINBV will not be indebted to any member of the Gold Fields Group, on any account whatsoever;

10.3 GFINBV has not given a guarantee or granted a surety, co-signature or any other form of guarantee in favor of any member of the Gold Fields Group or any third party.

10.4 to the knowledge of the Vendors, no third party has any claim of any nature against GFINBV or its assets;

10.5 as of the Closing Time, GFINBV will neither owe any amount to, or be otherwise indebted to, any officer, director, employee or securityholder of GFINBV or a member of the Gold Fields Group or any person not dealing at "arm's length" (as such term is defined in the Income Tax Act (Canada)) with any of them; and

10.6 GFINBV is not a party to any contract, agreement or understanding with any officer, director, employee or securityholder of GFINBV or any other person not dealing at arm's length with any of them. No officer, director, employee or securityholder of GFINBV has any cause of action or other claim whatsoever against, or owes any amount to, GFINBV.

11. ASSETS OF GFINBV

11.1 GFINBV is the registered, legal and beneficial owner of (i) 450,000,000 shares of Mineco, representing 45% of the issued and outstanding shares of Mineco, and (ii) 50% of the issued and outstanding shares of Exploreco; and

11.2 Other than the shares of Mineco and Exploreco, GFINBV does not have any assets or own any shares or other securities or interests in any person and has no obligation to acquire any assets from, or any interest in, any person.

12. TAX MATTERS

12.1 all Tax and other information returns required to be filed with respect to GFINBV, its assets, business or income for all previous years or other reporting periods (if any) under Applicable Law have been prepared and duly filed on or before their respective due dates or as such dates may have been extended in accordance with Applicable Law, and all Taxes due and owing in respect of such returns, have been duly paid, and all required Tax instalments that have become due have been paid by their due dates;

12.2 all the Tax and information returns referred to in section 12.1 have been completed accurately and correctly in all material respects, no claim has been asserted by any Governmental Authority against GFINBV with respect to any Taxes arising with respect to GFINBV for any period and there are no agreements, waivers or other arrangements providing for extensions of time with respect to the filing of any return or the payment of any Tax or the assessment or collection of unpaid Tax with respect to GFINBV;

12.3 there are no tax audits, reviews, examinations, actions, suits, proceedings, investigations or claims of which the Vendors are aware nor, to the knowledge of the Vendors, are any now threatened or pending against GFINBV with respect to any unpaid Tax, nor are there any matters under discussion with any Governmental Authority relating to any amount of unpaid Tax in any taxation periods that remain open for assessment or reassessment;

12.4 GFINBV will not be held liable for any Tax liabilities of Affiliates of GFINBV prior to Closing, including any Tax liabilities on the basis of article 39 of the Dutch tax collection act (Invorderingswet 1990);

12.5 to the Vendors' knowledge, the financial statements and tax accounting records reflect and disclose all transactions to which GFINBV was a party as required by applicable Tax laws and all of the transactions to which GFINBV was or is a party are reflected or disclosed in such financial statements;

12.6 GFINBV retains all tax accounting and corporate records required by law to support any tax or accounting position, filing or claim with respect to Taxes imposed by a Governmental Authority within the statutory period provided by applicable Tax laws; and

12.7 all Taxes that GFINBV was required by law to withhold or collect in connection with amounts paid to any employee, independent contractor, creditor, shareholder, member or other third party has been duly withheld or collected, and has been timely paid over to the proper Governmental Authorities to the extent due and payable.

PART II - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

13. EACH PURCHASER PARTY

13.1 it is duly formed, incorporated, amalgamated or continued (as the case may be) and validly exists under the law of its place of formation, incorporation, amalgamation or continuance;

13.2 it is in good standing under the legislation under which it was formed, incorporated, amalgamated or continued (as the case may be);

13.3 it has full legal capacity and power:

(1) to own its property and assets and to carry on its business; and

(2) to enter into this Agreement and the Ancillary Agreements, as applicable and to perform its obligations under this Agreement and the Ancillary Agreements, as applicable;

13.4 it has taken all action (whether corporate, by its shareholders or otherwise) that is necessary to authorize its entry into this Agreement and the Ancillary Agreements, as applicable, and to perform its obligations under this Agreement and the Ancillary Agreements, as applicable;

13.5 it has full power and lawful authority to execute and deliver this Agreement and the Ancillary Agreements, as applicable, and to consummate and perform or cause to be performed its obligations under this Agreement and the Ancillary Agreements, as applicable, and each transaction contemplated by this Agreement and the Ancillary Agreements to be performed by it;

13.6 each of this Agreement and the Ancillary Agreements, as applicable, constitutes a legal, valid and binding obligation of it enforceable in accordance with its terms by appropriate legal remedy subject to laws generally affecting creditors' rights and to principles of equity (where applicable);

13.7 the execution, delivery and performance by it of this Agreement and the Ancillary Agreements, as applicable does not or will not (with or without the lapse of time, the giving of notice or both) contravene, conflict with or result in a breach of or default under:

(1) its charter documents or any Applicable Law;

(2) any material term or provision of any agreement to which it is a party or by which it or any of its property is bound; or

(3) any writ, order or injunction, judgment, law, rule or regulation to which it is a party or is subject or by which it or any of its property is bound;

13.8 no Legal Proceeding is taking place or, so far as the Purchaser Party is aware, is pending or threatened against it which if adversely decided could impair its ability to perform its obligations under this Agreement;

13.9 the Purchaser Party is neither insolvent nor unable to pay its debts as they fall due;

13.10 no liquidator, trustee in bankruptcy, receiver or receiver and manager or other external administrator is currently appointed in relation to it or any of its property; and

13.11 to the best of its knowledge, there are no facts, matters or circumstances which give any person the right to appoint or to apply to appoint (as the case may be) a liquidator, trustee in bankruptcy, receiver or receiver and manager or other external administrator to it or any of its property.

14. ABSENCE OF APPROVALS REQUIRED

14.1 other than the Required Regulatory Approvals and Required Arrangements, no authorization, approval, order, license, permit or consent of any Governmental Authority, no registration, declaration or filing by a Purchaser Party with any Governmental Authority and no consent or approval of any Person is required in order for the Purchaser Parties:

(1) to consummate the transactions contemplated by this Agreement and the Ancillary Agreements;

(2) to execute and deliver all of the documents and instruments to be delivered by the Purchaser Parties under this Agreement and the Ancillary Agreements;

(3) to duly perform and observe the terms and provisions of this Agreement and the Ancillary Agreements; and

(4) to render this Agreement and the Ancillary Agreements legal, valid, binding and enforceable.

15. COMPLIANCE WITH LAW BY GALIANO

15.1 Galiano has conducted its business in material compliance with all Applicable Laws in the jurisdiction of its incorporation and each other jurisdiction in which it has an establishment or conducts any business; and

15.2 neither Galiano nor any of its directors or officers or so far as Galiano is aware, employees or any other person acting on behalf of Galiano, is or has at any time engaged in any activity, practice or conduct which would constitute an offence under or violation of any Anti-Corruption Law.

16. GALIANO SHARE CAPITAL

16.1 Galiano's authorized share capital consists of an unlimited number of common shares, of which 224,943,453 common shares are currently issued and outstanding as fully paid and non-assessable shares;

16.2 the Galiano Shares are listed and posted for trading on the TSX and the NYSE American;

16.3 Galiano is a reporting issuer or the equivalent in each of the provinces and territories of Canada other than Quebec and is not noted as being in default of any material requirement of applicable securities laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Galiano and, to the knowledge of Galiano, no inquiry or investigation of any securities regulatory authority is in effect or ongoing or, to the knowledge of Galiano, expected to be implemented or undertaken with respect to the foregoing;

16.4 Computershare Trust Company of Canada has been duly appointed by Galiano as the registrar and transfer agent for the Galiano Shares;

16.5 prior to the Effective Date, all necessary corporate action will have been taken to authorize the issue of the Share Consideration and the delivery of a certificate representing the Share Consideration or an electronic deposit of the Share Consideration. On the Closing Date, the Share Consideration will be validly issued as fully paid and non-assessable common shares and will have been issued in compliance with all Applicable Laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from Galiano any common shares or other security of Galiano;

16.6 Galiano is in compliance in all material respects with its disclosure obligations under applicable securities laws, and Galiano has not filed any confidential material change report that at the Effective Date remains confidential. There is no material fact which Galiano has not publicly disclosed which materially affects the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of Galiano or the ability of Galiano to perform its obligations under this Agreement or the Ancillary Agreements;

16.7 no order or ruling preventing, ceasing or suspending trading in any securities of Galiano or prohibiting the issue and sale of securities by Galiano has been issued and no proceedings or investigations for such purposes have been instituted or, to the best of the knowledge of Galiano, are pending, contemplated or threatened;

16.8 Galiano's audited financial statements for the fiscal year ended December 31, 2022 ("Audited Financial Statements") and Galiano's unaudited interim financial statements for the nine months ended September 30, 2023 ("Interim Financial Statements"), and all notes to the Audited Financial Statements and Interim Financial Statements (collectively the "Statements"):

(1) comply as to form in all material respects with the requirements of applicable securities laws;

(2) are complete and accurate in all material respects and present fairly, in all material respects, the financial position, the results of operations and cash flows and other information of Galiano purported to be shown in the Statements at the respective dates and for the respective periods to which they apply;

(3) have been prepared in conformity with IFRS, consistently applied throughout the periods covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects;

(4) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Galiano; and

(5) are in accordance with the books, records and accounts of Galiano;

16.9 there has been no material change in accounting policies or practices of Galiano since September 30, 2023 and Galiano does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, required to be disclosed under IFRS, which are not disclosed or referred to in the Statements;

16.10 Galiano's auditor are independent public accountants as required under applicable securities laws and there has not, during the last two financial years, been a reportable disagreement (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) between Galiano and its auditor;

16.11 the Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing of the Technical Report and was prepared in compliance with applicable securities laws;

16.12 the Purchaser Party is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required by NI 43-101 and there has been no change to any of the information used to prepare the Technical Report of which Galiano is aware that would require the filing of a new technical report under NI 43-101;

16.13 none of the Purchaser Parties, any director, officer, agent, employee, Affiliate or, or, to the knowledge of the Purchaser Parties, other person acting on behalf of the Purchaser Parties is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of Anti-Corruption Law and the Purchaser Parties have conducted their businesses in compliance with the Anti-Corruption Law and have instituted and maintain policies and procedures designed to ensure continued compliance with Anti-Corruption Law;

16.14 no action, suit or proceeding by or before any Governmental Authority or body or arbitrator involving the Purchaser Parties with respect to Anti-Corruption Law is pending or, to the knowledge of the Purchaser Parties, threatened;

16.15 there are no proceedings under any Anti-Corruption Laws pending against the Purchaser Parties or, to the knowledge of the Purchaser Parties, threatened against or affecting the Purchaser Parties; and

16.16 no Purchaser Party, nor any current employee or agent of the Purchaser Party, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or state governmental officer or official, or other person charged with similar public or quasi-public duties other than payments required or permitted by Applicable Laws.

SCHEDULE D
Issuances of Galiano Shares

1. Issuances pursuant to any equity-based compensation plan of Galiano.

2. Issuances pursuant to the terms of any convertible securities or agreements of Galiano outstanding as of the Effective Date.

3. Issuances pursuant to any Pre-Closing Financing.

4. Issuances pursuant to the terms of any agreements Galiano may enter into with respect to the acquisition of property.

EXHIBIT A
Amended and Restated Investor Rights Agreement

MARSH HOLDINGS INC.

-and-

GALIANO GOLD INC.

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

[date]

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT dated as of [●]

BETWEEN:

MARSH HOLDINGS INC., a corporation existing under the laws of the Province of British Columbia ("GF Canco")

- and -

GALIANO GOLD INC., a corporation existing under the laws of the Province of British Columbia (formerly Asanko Gold Inc.) ("Galiano")

WHEREAS:

(A) Galiano is a corporation incorporated under the Business Corporations Act (British Columbia);

(B) GF Canco and Galiano previously entered into an Investor Rights Agreement dated as of April 4, 2018 (the "Prior Agreement") in connection with a subscription for Common Shares by GF Canco completed on such date, and GF Canco currently holds [●] Common Shares;

(C) in connection with the closing of certain transactions contemplated by a Share Purchase Agreement among Gold Fields Netherlands Services B.V., GF Orogen, Galiano, Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd. dated December 20, 2023 (the "Share Purchase Agreement"), Galiano issued to GF Orogen [●] Common Shares as of the date hereof, and Galiano has the right in the future to issue additional Common Shares to GF Orogen in certain circumstances pursuant to the Share Purchase Agreement;

(D) the Common Shares held by GF Canco and GF Orogen represent in aggregate a Pro Rata Percentage of [●]% as of the date hereof (the "Closing Ownership Interest"); and

(E) GF Canco and Galiano wish to amend and restate the Prior Agreement on the terms set out herein.

NOW THEREFORE, THIS AGREEMENT WITNESSES THAT in consideration of the completion of the transactions set out in the Share Purchase Agreement and the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Affiliate" means, with respect to any person, any other person which directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such person;

"Agreement" means this amended and restated investor rights agreement, as it may be further amended, restated, supplemented or modified from time to time in accordance with the terms hereof;

"Applicable Law" means, (i) any Canadian or foreign constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, by-law, order, decision, judgment, ruling or other requirement having the force of law, (ii) any policy, practice, protocol, standard, guideline or other pronouncement of any governmental or quasi-governmental authority which, although not necessarily having the force of law, is regarded by such governmental or quasi-governmental authority as requiring compliance as if it had the force of law, and (iii) any interpretation of any Applicable Law (as defined in item (i) or (ii) above) by any person having jurisdiction over it, or charged with its administration or interpretation;

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"Board" means the board of directors of Galiano;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in any of (i) Vancouver, Canada, (ii) Johannesburg, South Africa, or (iii) Leiden, The Netherlands;

"Canadian Securities Laws" means, collectively, (i) all applicable securities laws of each of the provinces of Canada (except Quebec), and the respective rules and regulations made and forms prescribed under such laws, together with all applicable published instruments, policy statements, blanket orders, rulings and notices adopted by the securities regulatory authorities in such provinces, and (ii) the rules and policies of the TSX;

"Change of Control" means a change of Control of Galiano, including as a result of (a) a take-over bid, merger, arrangement, amalgamation, reverse take-over or other business combination transaction involving Galiano or a sale and purchase of Common Shares, and (b) other than Galiano and its Affiliates as at the date hereof, any person or group of persons having a sufficient number of its nominees appointed or elected as directors of Galiano such that the number of such appointed or elected nominees, when added to the number of directors on the Board that were (i) nominated by, (ii) Affiliates of, or (iii) related persons of, such person or group of persons prior to such election, constitute 50% or more of the directors on the Board;

"Closing Ownership Interest" has the meaning set out in the recitals hereto;

"Common Shares" means common shares in the capital of Galiano;

"Confidential Information" has the meaning set out in Section 6.1(a);

"Control" means, in respect of a particular person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ability to exercise voting power, by contract or otherwise, and "Controlled" shall have a corresponding meaning;

"Convertible Securities" means any securities convertible into, or exercisable or exchangeable for, Common Shares or other voting or equity securities of Galiano;

"Dilution Trigger" has the meaning set out in Section 2.2;

"Effective Date" means the date of this Agreement;

"Equity Financing" has the meaning set out in Section 2.1;

"Excluded Issuance" means any issuance of Securities (i) under Galiano's Share Option Plan dated for reference September 27, 2011, as amended on May 2, 2017, May 22, 2017, April 30, 2020 and June 1, 2023 and as it may be further amended from time to time, under Galiano's Share Unit Plan dated for reference April 30, 2020, as amended on June 1, 2023 and as it may be further amended from time to time, or under any other employee share incentive scheme that has been adopted by Galiano in accordance with Canadian Securities Laws, (ii) pursuant to any dividend reinvestment plan adopted by Galiano in accordance with Canadian Securities Laws, (iii) upon the conversion, exercise or exchange of any Convertible Securities, (iv) pursuant to a Non-Financing Issuance, or (v) pursuant to an at-the-market offering (as such term is used in Canadian Securities Laws);

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"GF Canco Acceptance" has the meaning set out in Section 2.5;

"GF Canco Securities Offer" has the meaning set out in Section 2.3;

"GF Group" means, collectively, Gold Fields Limited (a corporation existing under the laws of South Africa) and its Affiliates, including GF Canco and GF Orogen;

"GF Orogen" means Gold Fields Orogen Holding (BVI) Limited, a British Virgin Islands company;

"NI 62-104" means National Instrument 62-104 Take-Over Bids and Issuer Bids of the Canadian Securities Administrators;

"Non-Financing Issuance" means any issuance of Securities in consideration for assets, property or other non-cash consideration;

"Notice" has the meaning set out in Section 7.2;

"Offered Securities" has the meaning set out in Section 2.1;

"Other Pre-Emptive Securities" has the meaning set out in Section 2.1;

"Party" means a party to this Agreement and "Parties" means GF Canco and Galiano, collectively;

"person" includes any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government, governmental authority or any agency or political subdivision thereof;

"Pre-Emptive Right" has the meaning set out in Section 2.1;

"Prior Agreement" has the meaning set out in the recitals hereto;

"Pro Rata Percentage", in respect of any member of the GF Group, means, as at any time, the number, expressed as a percentage, obtained by dividing:

(A)  the number of Common Shares owned collectively by the GF Group as of such time (on a non-diluted basis), by

(B)  the number of outstanding Common Shares of Galiano as of such time (on a non-diluted basis);

provided that any Common Shares issued in connection with an Excluded Issuance shall be disregarded in calculating the number in clause (B) of this definition, and the GF Group shall be deemed to own the percentage of Common Shares it would have held at such time if such Excluded Issuance had not occurred, unless and until Galiano has delivered to GF Canco a Top-Up Notice in respect of such Excluded Issuance in respect of which the Dilution Trigger was met and the GF Group has either exercised or failed to exercise the Top-Up Right described in the Top-Up Notice within the applicable period set out in Section 2.2, in which case, the Common Shares issued in connection with such Excluded Issuance shall be counted in calculating the number in clause (B) of this definition;

"Securities" means any Common Shares or other voting or equity securities of Galiano or any Convertible Securities;

"Share Purchase Agreement" has the meaning set out in the recitals hereto;

"Share Transaction" has the meaning set out in Section 5.1;

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"Standstill Period" means the twelve month period following the Effective Date;

"Top-Up Notice" has the meaning set out in Section 2.2;

"Top-Up Right" has the meaning set out in Section 2.2; and

"TSX" means the Toronto Stock Exchange.

1.2 Effect and Rights of Parties

(a) On and from the Effective Date, this Agreement amends and restates the Prior Agreement.

(b) All rights and obligations of the Parties from the date of the Prior Agreement to the Effective Date shall be governed by the Prior Agreement.

(c) All rights and obligations of the Parties from and after the Effective Date shall be governed by this Agreement.

1.3 Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.4 Dispute Resolution

Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all disputes or claims arising under or in relation to this Agreement and waives any defences to the maintenance of an action in the courts of the Province of British Columbia. Each Party agrees that service of process upon such Party at the address so provided in Section 7.2 shall be deemed in every respect effective service of process upon such Party in any such dispute or claim.

1.5 Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby. The Parties will negotiate in good faith with a view to replacing, for purposes of the laws of any jurisdiction under which such provision is invalid, illegal or unenforceable, with such other valid provision that most closely replicates the economic effect and rights and benefits of such impugned provision.

1.6 Calculation of Time

If any time period set out in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the end of the next following day which is a Business Day.

1.7 Headings

The headings to the Articles and Sections of this Agreement are inserted for convenience only and will not affect the construction hereof.

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1.8 Other Matters of Interpretation

In this Agreement:

(a) the words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation";

(b) words importing the singular include the plural and vice versa and words importing gender include all genders;

(c) references to any "Article", "Section" or "subsection" are to articles, sections and subsections of this Agreement, respectively;

(d) headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(e) all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words "covenants", "agrees" or "promises";

(f) all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its Control or otherwise;

(g) the words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions when used in this Agreement refer to the whole of this Agreement and not to any particular Article, Section or portion hereof; and

(h) references to any legislation or to any provision thereof shall include any amendment, modification or re-enactment thereof, any provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto.

ARTICLE 2
PRE-EMPTIVE RIGHT AND TOP-UP RIGHT

2.1 Pre-Emptive Right

Subject to Section 2.8, if Galiano proposes to issue any Securities (the "Offered Securities") from treasury for the purpose of raising capital (an "Equity Financing"), which for greater certainty shall not include any Excluded Issuance, GF Canco will have the right (the "Pre-Emptive Right") to subscribe for and to be issued (or to designate another member of the GF Group to subscribe for and to be issued) a number of equivalent Securities in such number as will permit the GF Group to maintain its Pro Rata Percentage as existed immediately prior to the Equity Financing, to a maximum of the Closing Ownership Interest. For the avoidance of doubt, the Pro Rata Percentage is to be reduced only by voluntary sales of Securities by GF Canco or GF Orogen (or other members of the GF Group) or as a result of GF Canco failing to exercise the Pre-Emptive Right or Top-Up Right when available to be exercised pursuant to this Agreement.

The Pre-Emptive Right may be exercised as part of the Equity Financing at the subscription price per Offered Security under the Equity Financing and otherwise on substantially the terms and conditions of the Equity Financing (provided that, if GF Canco (or another member of the GF Group) is prohibited by Canadian Securities Laws or other Applicable Law from participating on substantially the terms and conditions of the Equity Financing, Galiano shall use commercially reasonable efforts to enable GF Canco (or another member of the GF Group) to participate on terms and conditions that are as substantially similar as circumstances permit) as follows:

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(a) in the case of an Equity Financing that includes Common Shares, up to such number of Common Shares that will allow the GF Group to acquire, or maintain, as applicable, a percentage ownership interest in the Common Shares equal to the lesser of the Closing Ownership Interest or its Pro Rata Percentage of the issued and outstanding Common Shares after giving effect to such Equity Financing; and

(b) in the case of an Equity Financing that includes Offered Securities other than Common Shares, up to such number of such Offered Securities that will (after giving effect to the Equity Financing and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Equity Financing and issuable pursuant to this Section 2.1) allow the GF Group to acquire, or maintain, as applicable, a percentage ownership interest in the Common Shares equal to the lesser of the Closing Ownership Interest and its Pro Rata Percentage of the issued and outstanding Common Shares after giving effect to such Equity Financing and assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Equity Financing.

The determinations above will take into account any additional Offered Securities which will be issued to any other person pursuant to any pre-emptive or similar rights held by such person in respect of such Equity Financing ("Other Pre-Emptive Securities") including any additional Other Pre-Emptive Securities which may be issuable as a result of GF Canco's exercise of the Pre-Emptive Right immediately prior to the closing of the Equity Financing.

2.2 Top-Up Right

Subject to Section 2.8, if as a result of the issuance of Common Shares pursuant to one or more Excluded Issuances, the GF Group's Pro Rata Percentage in Galiano decreases by an aggregate of 1% or more (the "Dilution Trigger"), GF Canco shall have the right to subscribe for and to be issued (or to designate another member of the GF Group to subscribe for and to be issued) up to such number of Common Shares as will enable the GF Group to increase its holdings in Common Shares to the Pro Rata Percentage it had prior to such Excluded Issuances (the "Top-Up Right"). Galiano shall provide written notice to GF Canco on January 1 and July 1 of each calendar year of any Excluded Issuances that have occurred in the preceding period (the "Top-Up Notice"). Upon receipt of the Top-Up Notice, if the Dilution Trigger has been met, GF Canco may at its sole discretion exercise the Top-Up Right by giving notice to Galiano within ten (10) Business Days that it will subscribe for up to such number of Common Shares as will enable the GF Group to increase its holdings in Common Shares to the Pro Rata Percentage it had prior to the Excluded Issuances. The Dilution Trigger shall be calculated by aggregating all Excluded Issuances that occurred: (i) in the case of the first Top-Up Notice, during the period between the Effective Date and the date immediately prior to the first Top-Up Notice; and (ii) in the case of subsequent Top-Up Notices, during the six month period immediately prior to the date of the Top-Up Notice, provided that if any Top-Up Notice in respect of a prior period disclosed Excluded Issuances but the Dilution Trigger was not met in such prior period, then all such Excluded Issuances shall be again disclosed in the next subsequent Top-Up Notice, and so on for successive periods until the Dilution Trigger is met by the aggregate Excluded Issuances over such combined periods.

If GF Canco delivers an exercise notice in accordance with this Section 2.2, Galiano shall promptly, and in any event within 10 Business Days (which shall be extended to 60 calendar days in the event that Galiano shareholder approval is required) following the date on which such exercise notice was delivered, issue to GF Canco (or another member of the GF Group), by way of private placement, the number of Common Shares indicated in such exercise notice pursuant to the Top-Up Right, at a price per Common Share equal to the volume weighted average price of the Common Shares on the NYSE American for the five (5) trading days immediately preceding the date of the Top-Up Notice. Closing will be subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the stock exchange(s) on which the Common Shares are listed, any required approvals under Canadian Securities Laws and any required shareholder approval), which approvals Galiano shall use commercially reasonable efforts to promptly obtain (which shall include promptly convening a meeting of Galiano's shareholders to approve, and publicly recommending to Galiano's shareholders that they approve, such issuance).

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The Top-Up Right shall not apply to: (a) a rights offering that is available to all shareholders of Galiano; (b) any share split, consolidation, capital reorganization or share dividend; or (c) an Equity Financing in respect of which the Pre-Emptive Right is available to GF Canco.

2.3 Notification of Equity Financing

Every offer for the allotment and issuance of Offered Securities to GF Canco pursuant to the Pre-Emptive Right will be made by written notice from Galiano to GF Canco (the "GF Canco Securities Offer") as soon as possible prior to the public announcement of the Equity Financing, but in any event not less than ten (10) Business Days prior to the closing of the Equity Financing. The GF Canco Securities Offer will describe the attributes of the Offered Securities, the total number of Offered Securities being offered for allotment and issuance, the subscription price per Offered Security, and the proposed closing date of the Equity Financing. If any of the terms of a proposed Equity Financing included in a GF Canco Securities Offer are amended then Galiano shall provide to GF Canco, in accordance with this Section 2.3, an updated GF Canco Securities Offer, which shall include the revised terms of the proposed Equity Financing, not less than ten (10) Business Days prior to the closing of the Equity Financing on such revised terms.

2.4 Due Diligence

Galiano will use its commercially reasonable efforts to provide GF Canco with such information concerning Galiano as GF Canco may reasonably request for purposes of evaluating a GF Canco Securities Offer as soon as practicable following the delivery of GF Canco Securities Offer, subject to delivery of an appropriate non-disclosure agreement.

2.5 Acceptance of GF Canco Securities Offer

If GF Canco wishes to exercise its Pre-Emptive Right to subscribe for and purchase Offered Securities, it shall provide written notice thereof (the "GF Canco Acceptance") to Galiano by the close of business (Vancouver time) on the fifth (5th) Business Day following the day upon which the GF Canco Securities Offer is received by GF Canco, provided that in the case of a "bought deal" public offering of Offered Securities, within three (3) Business Days (for such purpose, as determined solely by reference to federal statutory holidays in Canada) of receipt of such notice of Equity Financing. The GF Canco Acceptance shall provide notification as to the number of Offered Securities in respect of which the Pre-Emptive Right is exercised and provide that GF Canco (or another member of the GF Group) agrees to subscribe for and purchase such number of Offered Securities concurrent with the closing of the Equity Financing.

2.6 Purchase of Offered Securities

Upon acceptance of a GF Canco Securities Offer to subscribe for any Offered Securities by delivery of a GF Canco Acceptance to Galiano, GF Canco or another member of the GF Group will purchase the number of Offered Securities set out in the GF Canco Acceptance at the subscription price for such Offered Securities as set out in the GF Canco Securities Offer concurrently with the closing of the Equity Financing. Nothing in this Article 2 shall obligate GF Canco or any other member of the GF Group to purchase, or obligate Galiano to sell, any Offered Securities in respect of which the Pre-Emptive Right is exercised if the Equity Financing does not close. Closing will be subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the stock exchanges on which the Common Shares are listed, any required approvals under Canadian Securities Laws and any required shareholder approval), which approvals Galiano shall use commercially reasonable efforts to promptly obtain (which shall include promptly convening a meeting of Galiano's shareholders to approve, and publicly recommending to Galiano's shareholders that they approve, such issuance).

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2.7 Assignment

GF Canco may assign its Pre-Emptive Right or Top-Up Right under this Article 2 to any other GF Group members by written notice to Galiano; provided however, that each such GF Group member delivers, in a form acceptable to Galiano, acting reasonably, a legal, valid, and enforceable document whereby such GF Group member agrees to be bound by, and to comply with, the terms of this Agreement governing the Pre-Emptive Right. However, if the incoming GF Group member ceases to be a member of the GF Group, such former GF Group member must assign its rights and obligations under this Agreement back to GF Canco, at no cost to Galiano.

2.8 Termination

The Pre-Emptive Right and Top-Up Right will terminate and this Article 2 will be of no further force or effect on the earlier of (i) termination of this Agreement in accordance with Section 7.1, (ii) the Pro Rata Percentage of the GF Group ceasing to be at least [number to be inserted that is the Closing Ownership Interest less 5%]% at any time, and (iii) the fifth anniversary of the date of this Agreement.

ARTICLE 3
VOTING SUPPORT

3.1 Voting by GF Group

(a) Subject to Section 3.1(b), for so long as the GF Group beneficially owns at least 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis), no member of the GF Group shall exercise any voting rights attached to Common Shares beneficially owned by it at any meeting of shareholders of Galiano to vote against or, in the case of Section 3.1(a)(i), withhold from voting (but for greater certainty, any member of the GF Group may abstain from voting in respect of):

(i) the election of any of Galiano management's proposed nominees for election to the Board; and

(ii) any other matters comprising annual shareholder meeting business or which are otherwise in the ordinary course of business, including:

(A) the appointment of Galiano's auditor and the fixing of such auditor's remuneration; and

(B) any approval, ratification or confirmation of any security based compensation arrangement which has been conditionally approved by the TSX, provided that the aggregate number of Common Shares issuable pursuant to such arrangement, taken together with all other security based compensation arrangements adopted by Galiano and then in effect, may not exceed 10% of the issued and outstanding Common Shares at the time of issuance.

(b) Section 3.1(a) shall no longer be of any force or effect upon the occurrence of a Change of Control.

ARTICLE 4
SALE OF COMMON SHARES BY GF GROUP

4.1 Third Party Sales

(a) During the Standstill Period, no member of the GF Group shall sell any Common Shares (directly or indirectly, including through the sale of any Affiliate of Gold Fields Limited that holds Common Shares), other than as agreed to in writing in advance by Galiano, acting reasonably. For greater certainty, during the Standstill Period no member of the GF Group shall enter into any lock-up or other agreement, arrangement or understanding with respect to the sale of any Common Shares, or with respect to the tender of any Common Shares under a take-over bid that has not been publicly announced.

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(b) Section 4.1(a) shall not apply to (i) any direct or indirect sale or transfer of Common Shares by a member of the GF Group to another member of the GF Group, (ii) a tender by the GF Group of Common Shares under a take-over bid for Galiano made by a third party, or (iii) a disposition of Common Shares in connection with an amalgamation, merger, reorganization, arrangement or similar transaction involving Galiano and a third party that requires approval by the holders of Common Shares.

ARTICLE 5
STANDSTILL

5.1 Standstill

During the Standstill Period, neither GF Canco nor any member of the GF Group shall, without the prior written consent of Galiano:

(a) acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, ownership of (or control or direction over) any issued and outstanding Common Shares and/or any issued and outstanding securities convertible or exchangeable into Common Shares (a "Share Transaction") if such Share Transaction would result in the GF Group collectively having, directly or indirectly, beneficial ownership of (or control or direction over) more than the Closing Ownership Interest; provided, however that nothing contained in this Agreement shall prohibit or restrict any member of the GF Group from (i) submitting any proposal or offer to the Board to acquire, directly or indirectly, all of the issued and outstanding Common Shares by way of a take-over bid (as defined under Canadian Securities Laws), plan of arrangement, amalgamation or other transaction, or (ii) acquiring or agreeing to acquire, directly or indirectly, all of the issued and outstanding Common Shares by way of a take-over bid, plan of arrangement, amalgamation or other transaction that is supported by the Board;

(b) acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, ownership of (or control or direction over) any material property or assets of Galiano, other than pursuant to any agreement entered into between any member of the GF Group and Galiano or any of its Affiliates;

(c) propose to Galiano, the shareholders of Galiano, the Board or any other person, or effect or seek to effect, any amalgamation, merger, arrangement, business combination, reorganization or restructuring or liquidation with respect to Galiano (other than as permitted by Section 5.1(a));

(d) solicit proxies from shareholders of Galiano, or form, join, support or participate in a group to solicit proxies from shareholders of Galiano, for any purpose (including, without limitation, for the purpose of replacing members of the Board) or otherwise attempt to influence the conduct of Galiano's shareholders;

(e) assist, advise or encourage any other person to effect any of the foregoing; or

(f) make any public announcement with respect to, or take any action in furtherance of, any of the foregoing, except as may be required by Applicable Law.

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5.2 Termination of Standstill

Section 5.1 shall cease to be of any force or effect as and from the earliest of:

(a) the execution by Galiano or any of its Affiliates of a binding definitive written agreement with a person with respect to a transaction relating to (A) the acquisition of at least a majority of the issued and outstanding Common Shares or (B) the sale, transfer or other disposition in any manner whatsoever of 50% or more of the aggregate consolidated assets of Galiano and its Affiliates, taken as a whole;

(b) the date that any person, other than GF Canco or another member of the GF Group, makes a take-over bid or acquires, offers to acquire or announces an intention to acquire or offer to acquire, directly or indirectly, Common Shares which equal or exceed 50% of the then issued and outstanding Common Shares and which GF Canco determines, acting reasonably, is credible;

(c) the date that any person, other than GF Canco or another member of the GF Group, acquires, directly or indirectly, by purchase or otherwise, beneficial ownership of 20% or more of the Common Shares (calculated in accordance with section 1.8 of NI 62-104) other than with the consent of Galiano;

(d) the date that any person, other than GF Canco or another member of the GF Group, (A) solicits or announces an intention to solicit proxies to remove or replace a majority of the members of the Board, or (B) submits a notice under Galiano's advance notice by-law or policy to nominate a majority of the members to the Board, provided in each case that GF Canco determines, acting reasonably, that any such solicitation, intention or nomination is credible;

(e) the date that Galiano publicly announces an intention to solicit a take-over bid, plan of arrangement, amalgamation or other transaction involving the acquisition, directly or indirectly, of all of the issued and outstanding Common Shares, or an intention to enter into any transaction described in Sections 5.2(a) to 5.2(d) above;

(f) the date of any public announcement by Galiano that the Board has waived, or has agreed to waive, the application of, or has redeemed or agreed to redeem any rights issued pursuant to, any shareholders rights plan adopted by Galiano;

(g) the date of termination of this Agreement under Section 7.1; or

(h) the date Galiano files for court protection from its creditors.

5.3 Notice of Certain Events

Galiano agrees to provide Notice to GF Canco immediately upon the occurrence of any event or action referred to in Section 5.2.

ARTICLE 6
INFORMATION RIGHTS

6.1 Access to Information

For so long as the GF Group's Pro Rata Percentage is at least 12.5%:

(a) Galiano shall provide GF Canco with commercially reasonable access to Galiano's scientific and technical data (including work plans and programs, permitting information, environmental studies and feasibility studies) and results of operations;

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(b) Galiano shall provide GF Canco with commercially reasonable access to formal written reports (including technical reports) on the status of Galiano's work programs if such reports have been prepared; and

(c) Galiano shall provide GF Canco with commercially reasonable access to Galiano's (i) senior management team for the purpose of discussing any information received, and (ii) properties for the purpose of conducting site visits not more frequently than every 12 months.

6.2 Confidentiality

(a) GF Canco and its Affiliates shall treat all information provided to it or gathered by it under this Agreement as Confidential Information and shall not disclose any Confidential Information to any person other than to: (i) the directors, officers and employees of GF Canco and its Affiliates and (ii) GF Canco's and its Affiliates' legal advisors and technical consultants who have agreed not to disclose the Confidential Information. "Confidential Information" shall comprise all information relating to a Party which is of a confidential nature (whether or not specifically identified as confidential) and has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its representatives as a result of the matters provided for in this Agreement. Each Party shall (and shall cause each of its representatives to) prevent the unauthorized use, disclosure, dissemination or publication of the Confidential Information of the other Party with the same degree of care that such Party uses to protect its own confidential information of a similar nature, but no less than a reasonable degree of care. GF Canco agrees to be liable to Galiano for any breach of the confidentiality obligations arising under this Agreement by GF Canco or any of its Affiliates, representatives, advisors or consultants.

(b) Notwithstanding Section 6.2(a), Confidential Information does not include (i) any information that the Party whose Confidential Information it is consents in writing to the disclosure of, (ii) any information that at the time has become generally available to the public other than as a result of a violation by the other Party or any of its representatives of the confidentiality obligations under this Section 6.2, (iii) any information that can be demonstrated was available to the other Party or its representatives on a non-confidential basis at the time of its disclosure to such Party, (iv) any information that becomes available to the other Party or its representatives on a non-confidential basis from a Person (other than the Party to which the information relates or any of its representatives) who is not, to the knowledge of the other Party or its representatives, otherwise bound by confidentiality obligations to the Party to which the information relates in respect of the information or (v) any information that can be demonstrated was developed independently by the other Party or its representatives, without use of or reference to the Confidential Information.

(c) This Section 6.2 shall not apply to the disclosure of any Confidential Information where that disclosure is required by Applicable Law. In that case, the Party required to disclose (or whose representative is required to disclose) shall, to the extent legally permissible and as soon as possible in the circumstances, notify the other Party of the requirement of the disclosure. On receiving the notification, the other Party may take any reasonable action to challenge the requirement, and the affected Party shall (or shall cause the applicable representative to), at the expense of the other Party, provide commercially reasonable assistance to the other Party in taking that reasonable action.

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ARTICLE 7
GENERAL

7.1 Term of this Agreement

This Agreement shall come into force and effect as of the Effective Date and shall continue in force until the earlier of:

(a) following the Standstill Period, December 31 in any calendar year if, on such date, the Pro Rata Percentage of the GF Group is less than 5%;

(b) the date that, pursuant to a take-over bid, arrangement or other like transaction, business combination or merger, at least 66⅔% of the outstanding Common Shares have been acquired by any person; and

(c) the date on which this Agreement is terminated by written agreement of the Parties.

For certainty, following the Standstill Period, the rights and obligations of any member of the GF Group under this Agreement in relation to Common Shares held by it shall terminate immediately upon such member ceasing to be a member of the GF Group, without affecting the rights and obligations of any other members of the GF Group under this Agreement in relation to the Common Shares held by such other members of the GF Group. For greater certainty, Common Shares held by a member of the GF Group that has ceased to be a member of the GF Group will not be included in the calculation of the GF Group's Pro Rata Percentage hereunder.

7.2 Notice

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement (each, a "Notice") shall be in writing addressed to the relevant Party as follows:

(a) To GF Canco:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

Copy to: [Redacted]

with a courtesy copy (which shall not be required for or constitute notice) to:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

(b) To Galiano:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

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with a courtesy copy (which shall not be required for or constitute notice) to:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

All Notices will be given by personal delivery or electronic transmission (whether by e-mail or otherwise), return receipt requested. All Notices will be effective and will be deemed to have been delivered and received as follows:

(i) if by personal delivery, on the date of delivery to the address provided herein if delivered prior to 5:00 p.m. (local time in the place of delivery) on a Business Day, and, if not, then on the next Business Day following such delivery; and

(ii) if by electronic transmission, on the day of receipt if received prior to 5:00 p.m. (Johannesburg, South Africa time) on a Business Day, and, if not, then on the next Business Day following receipt of the electronic transmission.

Either Party may at any time change its address for future Notices hereunder by Notice given in accordance with this Section.

7.3 Further Assurances

Each Party will, at the request of the other Party, acting reasonably and without demand for additional consideration or undue delay, execute all such documents and take all such actions as may be reasonably required to effect the terms of this Agreement.

7.4 Entire Agreement

This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof, other than the Prior Agreement to the extent provided in Section 1.2(b). No amendment, modification or alteration of this Agreement will be effective unless in writing executed subsequent to the date hereof by the Parties.

7.5 No Waivers

No waiver of or with respect to any term or condition of this Agreement will be effective unless it is in writing and signed by the waiving Party, and then such waiver will be effective only in the specific instance and for the purpose of which given. No course of dealing between the Parties, nor any failure to exercise, nor any delay in exercising, any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise of any specific waiver of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.6 Costs

The Parties agree that all legal, accounting and financial adviser fees and expenses and all other costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement and all other documents and instruments prepared, negotiated or executed in connection with the transactions contemplated hereby shall be paid by the Party incurring such expense.

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7.7 Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

7.8 Successors and Assigns

This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Other than pursuant to Section 2.7, neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party.

7.9 Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.10 Counterparts

This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery by such Party of a manually executed copy of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first set out above.

MARSH HOLDINGS INC.		GALIANO GOLD INC.

By:		By:
	Name:		Name:
	Title:		Title:

Signature Page to Amended and Restated Investor Rights Agreement

EXHIBIT B
Royalty Agreement

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS NET SMELTER RETURNS ROYALTY AGREEMENT dated as of [●] (as it may be amended from time to time, this "Royalty Agreement")

BETWEEN:

ASANKO GOLD GHANA LTD., a corporation incorporated under the laws of Ghana

(the "Payor")

AND:

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED, a corporation existing under the laws of the British Virgin Islands

(the "Recipient")

WHEREAS the Payor is the registered and beneficial owner of the Asanko Gold Mine in the Republic of Ghana, which includes the area comprising the Nkran Deposit (the "Deposit") as described by the coordinates and shown in the map attached as Schedule A but which excludes the area known as the Nkran Extension;

AND WHEREAS the Recipient entered into a share purchase agreement dated as of December 20, 2023 (the "Share Purchase Agreement") with Gold Fields Netherlands Services B.V., Galiano Gold Inc. ("Galiano"), Galiano International (Isle of Man) Ltd. ("Galiano International") and Galiano Gold (Isle of Man) Ltd. ("GG IOM", and together with Galiano and Galiano International, the "Purchaser Parties");

AND WHEREAS pursuant to the Share Purchase Agreement, the Purchaser Parties agreed to cause the Payor to enter into this Royalty Agreement to grant the Royalty (as defined below) to the Recipient.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which is acknowledged by each of the parties), the parties agree as follows:

1. Interpretation -

(a) Capitalized terms used herein and defined in the Share Purchase Agreement shall have the same meaning in this Royalty Agreement unless otherwise defined herein.

(b) Each of Sections 1.2, 1.3, 1.5, 13.1 through 13.5 (inclusive), 13.9, 13.10 and 13.12 through 13.15 (inclusive) of the Share Purchase Agreement shall apply to this Royalty Agreement as if included herein, with all necessary changes.

2. Grant of Royalty - The Payor hereby creates, grants and conveys to the Recipient, a royalty equal to 1% of Net Smelter Returns derived from all Products produced from the Deposit during the Royalty Period (the "Royalty").

3. Royalty Period - The Royalty Period commences on and from the Start Date and finishes on the End Date.  The "Start Date" is the first calendar day to occur after 100,000 ounces of gold have been produced from the Deposit and the "End Date" is the first calendar day to occur after 547,000 ounces of gold have been produced from the Deposit.  For greater certainty no Royalty is payable in connection with Product from the Deposit once 447,000 ounces of gold have been produced after the Start Date.

4. Net Smelter Returns -

(a) The term "Net Smelter Returns" means, with respect to each calendar quarter (and without duplication), Gross Revenues less Allowable Deductions.

(b) Gross Revenues - The term "Gross Revenues" means the volume of Product determined in accordance with Section 5 multiplied by the Sales Price (provided that if there is an insured loss of or damage to Products, Gross Revenues shall include an amount equal to the insurance proceeds actually received by the Payor during the relevant quarter, in connection therewith, less any costs and expenses actually incurred by it in connection therewith).  The "Sales Price" for a Product is the arithmetic average of the relevant Spot Price for each trading day of the applicable quarter.  The "Spot Price" for a Product is:

(i) in the case of gold or silver, the price quoted as the London PM fix price by the London Bullion Market Association; and

(ii) in the case of any other Product, the corresponding price (which, in the event that multiple prices are quoted during any day, shall be the closing price) quoted by the London Metals Exchange,

in each case, expressed in U.S. dollars.

5. Product -

(a) "Product" means a mineral or metallic product extracted and recovered from the Deposit in any form which is capable of being sold or otherwise disposed of.

(b) In the case of Product that is refined gold, and whether or not transferred by the Payor to any Affiliate prior to any such refining, which:

(i) is refined on an arm's length basis, the volume of refined gold to be used for the purposes of calculating the Net Smelter Returns will be the net number of troy ounces of refined gold delivered or credited to the account of the Payor, its Affiliate, or their order, as the case may be, as evidenced by the metals return statements received from the refinery, subject in each case to final adjustments with the refinery; and

(ii) is not refined on an arm's length basis (including where the gold is refined at facilities which are owned or controlled in whole or in part by the Payor or any of its Affiliates), the volume of Refined Gold to be used for the purposes of calculating the Net Smelter Returns will be the net number of troy ounces of refined gold which would have been delivered or credited to the account of the Payor, its Affiliate, or their order, as the case may be, in accordance with fair market practice between parties dealing at arm's length.

(c) In the case of a Product that is not refined gold, the volume of Product to be used for the purposes of calculating the Net Smelter Return will be:

(i) if the Product is treated, concentrated or otherwise refined on an arm's length basis, the amount of Products delivered or credited to the account of the Payor, its Affiliate, or their order, as the case may be, as evidenced by the metals return statements received from the refinery, smelter or other treatment facility, subject in each case to final adjustments with the refinery, smelter or other treatment facility; and

(ii) is not treated, concentrated or otherwise refined on an arm's length basis (including where the Product is treated, concentrated or otherwise refined at facilities which are owned or controlled in whole or in part by the Payor or any of its Affiliates), the volume of the relevant Product to be used for the purposes of calculating the Net Smelter Return will be the amount of that Product which would have been delivered or credited to the account of the Payor, its Affiliate, or their order, as the case may be, in accordance with fair market practice between parties dealing at arm's length had such Products been treated, concentrated or otherwise refined on such a basis.

6. Allowable Deductions - means the following costs, but only to the extent actually incurred and borne by the Payor:

(a) all smelting and refining costs, and related sampling, assaying, storing and treatment charges and penalties including but not limited to metal losses and deductions, penalties for impurities and charges for refining, selling, loco fees and handling by the smelter, refinery or other purchaser and refinery adjustments (including price participation charges by smelters and/or refiners);

(b) costs of handling, transporting, securing and insuring such material from the Deposit or from a concentrator, whether situated on or off the Deposit, to a smelter, refinery or other place of treatment and then on to the place of sale, and any security costs;

(c) taxes based upon the value or quantity of sales or production but excluding the Ghanaian Government Royalty and any income taxes, property taxes or VAT; and

(d) marketing costs, including sales commissions, incurred in selling ore mined from the Deposit and from concentrate, doré, metal and products derived from ore mined from the Deposit.

7. Non-Arm's Length Costs - Where a cost otherwise deductible under this Royalty Agreement is incurred by the Payor in a transaction with a party with whom it is not dealing at arm's length (including an Affiliate), the cost to be deducted shall be the fair market cost that would have been incurred by the Payor had it been dealing at arm's length under the circumstances and at the time of the relevant transaction.

8. Currency - For the purpose of determining Net Smelter Returns, if any amount is received, paid or incurred in a currency other than U.S. dollars it must be converted for the purpose of determining the Royalty into U.S. dollars at the Exchange Rate on the day on which the amount is received, paid or incurred, as the case may be.  The "Exchange Rate" means the spot rate of exchange as at the close of trade on the relevant day or the arithmetic average of such closing rates of exchange for the relevant period (as the case may be) for the purchase of one currency against another currency as quoted by the website of the Federal Reserve Bank of New York (or another equivalent or replacement publication, as reasonably elected by the Recipient).

9. Hedging - The Payor may, but shall not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Deposit and none of the revenues, costs, profits or losses from such transactions shall be taken into account in calculating Net Smelter Returns.

10. Commingling - The Payor shall have the right to commingle ore from the Deposit with ore from other mineral tenures and waste rock from the Deposit with waste rock from other mineral tenures. Before any ore from the Deposit is processed and commingled with ore from other properties, the tonnage and grade shall be determined by Galiano in accordance with sound mining and metallurgical practices and multiplied by the estimated recovery of 94% to determine the produced ounces for the basis of determining the ounces subject to the Royalty. The costs attributed to the ounces subject to the Royalty shall be based on the proportion of ounces produced that are subject to the Royalty to the total number of ounces produced for each quarter. The determination of whether material mined from the Deposit is ore and sent to the mill or to a stockpile or waste rock will be made by the Payor in its sole discretion.

11. Payments - Payments of the Royalty shall be made to the Recipient within 20 Business Days after the end of each calendar quarter. All payments shall be made in U.S. dollars.

12. Reporting -

(a) Together with payment of any Royalty, or if no Royalty is payable within 20 Business Days of the end of each calendar quarter following the date hereof, the Payor must provide to the Recipient a certificate (the "Quarterly Certificate") containing the following information for the period to which the report relates: (a) the quantity of Product produced during that quarter; (b) the quantity and type of primary, intermediate or final Product which has been processed and the location of the relevant facilities; (c) the quantity and type of primary, intermediate or final Product which has been sold; and the Net Smelter Returns and details of the proceeds underlying the calculation of the Net Smelter Returns.  Each Quarterly Certificate must be signed by and certified as being accurate by an officer of the Payor.

(b) If the Recipient considers that a Quarterly Certificate is incorrect in any respect, or that the Payor's calculation of the amount of Royalty payable based on the Quarterly Certificate is incorrect, the Recipient may notify the Payor accordingly within 20 Business Days after receiving that Quarterly Certificate.

(c) If the Recipient issues a notice as contemplated by Section 12(b), the parties must as soon as practicable thereafter (and in any event within ten Business Days), meet to consider the accuracy of the Quarterly Certificate.  If having met they are unable to resolve the dispute within 30 calendar days after the delivery of the Recipient's notice, or the parties otherwise fail to meet within ten Business Days of the Recipient's notice, the Recipient may request the appointment of an Expert to determine the accuracy of the Quarterly Certificate and to calculate the amount of Royalty payable. An "Expert" shall be agreed to by the parties, shall be neutral, reputable and shall have experience with the factors relevant to the issue to be determined.  No person who has been employed by the Payor or the Recipient or any of their respective Affiliates as an employee, consultant or otherwise (other than as an Expert) during the five year period preceding such time of intended appointment shall be eligible to be appointed as an Expert hereunder.

(d) In making a determination, the Expert's decision will, in the absence of manifest error, be final and binding on the parties.

(e) If the Expert's determination results in the Payor being required to pay a greater amount of Royalty, by 5% or more, than it has paid the Recipient in respect of the period to which the disputed Quarterly Certificate relates, the costs of the Expert must be borne by the Payor.  In all other circumstances, the costs of the Expert must be borne by The Recipient.

(f) The Payor must:

(i) keep true, accurate and complete accounts and records to enable the Royalty to be calculated in accordance with this Agreement and verified.  Without limiting the generality of the foregoing, these records will include information pertaining to mining and processing; and

(ii) in addition to its rights under Section 13, permit the Recipient and its personnel, at the Recipient's own cost and risk and after the Recipient has given reasonable notice (which will be no less than one calendar month) to the Payor, to inspect those accounts, records and data (including those maintained electronically) and to copy all such accounts, records and data.

(g) The Recipient may from time to time, and subject to complying with any reasonable safety requirements of the Payor, on reasonable notice to the Payor (which will be no less than one calendar month) inspect the Deposit and the Payor's operations in respect of the Deposit generally.

(h) On the request from the Recipient, the Payor will, from time to time, provide to the Recipient (at its cost) access to information regarding Products in respect of the Deposit.  Without limiting the generality of the foregoing, this will include the provision of estimates regarding mineral reserves and mineral resources (as such terms are defined in NI 43-101) and copies of any pre-feasibility and feasibility studies.

13. Audits -

(a) The Recipient may, at its cost, appoint independent auditors to audit any Quarterly Certificate, calculation of Net Smelter Returns or the Recipient's Royalty entitlement. The independent auditors engaged by the Recipient must be a firm of nationally recognized professional accountants with significant experience auditing precious or base metals mining operations. Any such audit shall be for a reasonable length of time during regular business hours, at a mutually convenient time, upon at least ten (10) Business Days' prior written notice by the Recipient, and the Payor will grant all such rights of access to the independent auditors as may reasonably be required to conduct the audit, subject at all times to the reasonable workplace rules and supervision of the Payor, and provided that any rights of access do not unreasonably interfere with any exploration, development, mining or milling activities conducted on the Deposit.

(b) If the audit concludes that the Payor has underpaid any amount of the Royalty by 5% or more ("Underpayment"), then the Payor must promptly pay the Underpayment to the Recipient after the auditors' final report has been presented and otherwise within 20 Business Days of receiving the auditors' final report.  Together with the Underpayment the Payor must also pay interest calculated at a rate per annum equal to the 90-day average secured overnight financing rate published on the website of the Federal Reserve Bank of New York (or another equivalent or replacement publication, as reasonably elected by the Recipient) on such applicable payment date plus 5%.  Interest will be calculated on and from the date the relevant payments should have been made up to, but excluding, the date the Underpayment is finally paid to the Recipient.

14. Rights of Parties -

(a) The Payor and the Recipient expressly acknowledge and agree that the creation, grant and conveyance of the Royalty hereunder is intended to be binding upon the successors and assigns of the Payor and all successors of the Payor in title to the Deposit, that the Royalty constitutes an interest in the Properties (as defined in Schedule A hereto) or portions thereof comprising the Deposit and will run with the title to such Properties (or portions thereof) so that any disposition or transfer of such Properties (or such portions thereof), or any interest therein, shall be subject to the Royalty. For greater certainty, it is the intent of the Payor and the Recipient hereto that, to the extent allowed by Applicable Law, the Royalty shall constitute a vested interest in and a covenant running with the Properties and all successions thereof whether created privately or through governmental action (including any term extensions, renewals, reissuances, replacements or any other form of successor or substitute title to, or form of tenure derived from, any of the Properties).

(b) The Payor shall, upon request of the Recipient, sign and deliver to the Recipient, and the Recipient may register or otherwise record against the Properties, such form of notice or other document as the Recipient may reasonably request to give notice of the existence of the Royalty to third parties. The Payor shall be responsible (at its sole cost) for obtaining any and all authorizations and other rights (including third party notices and consents) necessary in connection with creation of the Royalty and its registration against the Properties.

15. Operations - The Payor shall be entitled to:

(a) Make all operational decisions with respect to the methods and extent of mining and processing of Products produced from the Deposit;

(b) Make all decisions relating to sales of Products; and

(c) Make all decisions concerning temporary or long-term cessation of operations.

16. Continuing Interest and Relinquishment of Deposit - The Royalty shall attach to any amendments, relocations or conversions of any mining lease, prospecting licence or other tenure (or portion thereof) comprising the Deposit, or to any renewals or extensions thereof. If the Payor or any Affiliate or successor or assign of the Payor surrenders, allows to lapse or otherwise relinquishes or abandons its interest in any Property (or portion thereof) comprising the Deposit, then such surrendered, lapsed, relinquished or abandoned portion of such Property will no longer form part of the Deposit for purposes of this Royalty Agreement. If at any time after the effective date and prior to the End Date of such surrender, lapse, relinquishment or abandonment the Payor or any of its Affiliates reacquires a direct or indirect interest in mineral rights in the land covered by the portion of the Properties comprising the Deposit so surrendered, lapsed, relinquished or abandoned, then from and after the date of such reacquisition such reacquired mineral rights shall be included in the Deposit and the Royalty shall apply to such interest so acquired. The Payor shall give written notice to the Recipient within ten (10) Business Days of any such acquisition or reacquisition of mineral rights in the land covered by the portion of the Deposit surrendered, lapsed, relinquished or abandoned.

17. Right of First Refusal -

(a) If the Recipient wishes to sell, transfer, assign or otherwise dispose of, in whole or in part, any of its rights to the Royalty (such transaction being a "Disposition" or "Disposal" and the rights to be sold being the "Offered Interest") to one or more third parties then, the Recipient must first offer the Payor the right of first refusal to acquire such Offered Interest on the same terms as the Disposition in a written notice (the "Sale Notice") setting forth the name of the proposed third party acquiror and the terms and conditions (in the form of a definitive transaction agreement) upon which the Recipient is prepared to complete the Disposition of the Offered Interest and comply with the remaining provisions of this Section 17.

(b) A Sale Notice shall be deemed to constitute an offer (the "Right of First Refusal Offer") by the Recipient to the Payor to Dispose of the Offered Interest on the terms and conditions set out in the Sale Notice and shall be open for acceptance by the Payor for a period of thirty (30) Business Days from the date of the Payor's receipt of the Sale Notice ("Offer Period"). If the Payor gives notice to the Recipient electing to accept the Right of First Refusal Offer as to all (but not less than all) of the Offered Interest within the Offer Period, such acceptance shall be deemed to constitute a binding agreement of purchase and sale between the Recipient and the Payor in respect of the Offered Interest on the terms and conditions set out in the Sale Notice.

(c) If the Payor does not accept the Right of First Refusal Offer within the Offer Period, the Recipient may Dispose of the Offered Interest to the proposed third party acquiror as set out in the Sale Notice on (i) the terms and conditions set out in the Sale Notice, and (ii) the terms and conditions of this Royalty Agreement, provided that, within forty-five (45) calendar days of the expiration of the right of the Payor to accept the Right of First Refusal Offer provided for in this Section 17:

(i) such Disposition shall be completed; and

(ii) the Recipient has delivered notice of completion of such Disposition to the Payor,

failing which the Recipient must again comply with the provisions of this Section 17 in respect of a Disposition of the Offered Interest.

(d) The Payor must not transfer, sell, assign or otherwise dispose of all or any interest in the Deposit or this Royalty Agreement unless the Payor delivers to the Recipient a deed under which the assignee covenants to assume and be bound by the terms of this Royalty Agreement (to the extent of the interest assigned). After the Payor has delivered such a deed to the Recipient, the Payor shall be released and discharged from the observance and performance thereafter of its covenants, obligations and liabilities under this Royalty Agreement but only to the extent of the assumption thereof by the assignee. The Payor may not transfer any interest in this Royalty Agreement except in accordance with this Section 17(d) of this Royalty Agreement.

18. Disposal -

(a) A party may not Dispose (as defined in Section 17) of its right, title or interest under or in respect of this Royalty Agreement except in accordance with this Section 18 and Section 17. For greater certainty, a change of control of Galiano shall not be a Disposal and shall not be restricted or conditioned in any way by any provision of this Royalty Agreement.

(b) Subject to Section 17, the Recipient may Dispose of its right, title or interest under or in respect of this Agreement and all of its obligations, liabilities and burdens hereunder to any third party (including an Affiliate) provided the third party has executed a deed in favour of the Payor whereby it assumes all of the Recipient's obligations, liabilities and burdens under this Agreement to the extent of the interest so Disposed with effect from the date of Disposal.

(c) The Payor may not Dispose of any of its right, title or interest under or in respect of this Royalty Agreement or the Deposit or any of its obligations, liabilities and burdens to any third party, except where such Disposal is to a third party which acquires such right, title or interest under or in respect of each of this Royalty Agreement, the Deposit and all of such obligations, liabilities and burdens, and provided that no such Disposal by the Payor will be of any force or effect unless and until the third party has entered into a deed in favour of the Recipient whereby the third party assumes all of the Payor's obligations, liabilities and burdens under this Agreement and agrees to be bound by this Royalty Agreement with effect from the date of such Disposal.

19. Time - Time is of the essence in the performance of any and all of the obligations of the parties, including, without limitation, the payment of monies.

20. Governing Law - This Royalty Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The courts of the Province of British Columbia have jurisdiction to settle any dispute arising out of or in connection with this Royalty Agreement. The parties hereto agree that the courts of the Province of British Columbia are the most appropriate and convenient courts to settle any such dispute.

21. Amendments - This Royalty Agreement may not be amended except by written agreement between the parties hereto.

22. Counterparts - This Royalty Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Royalty Agreement as of the day and year written on the first page.

ASANKO GOLD GHANA LTD.

Per:_______________________________________

 Authorized Signatory

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

Per:_______________________________________

 Authorized Signatory

Signature Page to NSR Royalty Agreement

Schedule A

The Deposit comprises the rectangular block defined by the following coordinates, excluding any existing stockpiled material within the boundary:

A. 612230 702077

B. 610519 700663

C. 611517 699456

D. 613227 700871

The Deposit is also depicted on the following map:

and comprises portions of the areas covered by the following mining lease (collectively, the "Properties"):

Name	Mincom Ref#	Type	Status/Expiry Date	Ownership
Abirem	PL 6/303	Mining lease	Valid - ML 3/2026	100% Payor
Datano	PL 6/32	Mining lease	Valid - ML 5/2030	100% Payor

EXHIBIT C
Amended and Restated Registration Rights Agreement

_________________________________________________________________________

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

among

GALIANO GOLD INC.

- and -

MARSH HOLDINGS INC.

- and -

GOLD FIELDS NETHERLANDS SERVICES B.V.

- and -

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

Effective as of [●]

_________________________________________________________________________

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

(i)	AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This Agreement is effective as of [●]

AMONG

GALIANO GOLD INC., a corporation existing under the laws of the Province of British Columbia (formerly Asanko Gold Inc.) ("Galiano")

and

GOLD FIELDS NETHERLANDS SERVICES B.V., a corporation existing under the laws of the Netherlands ("GF Netherlands")

and

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED, a corporation existing under the laws of the British Virgin Islands ("GF Orogen")

and

MARSH HOLDINGS INC., a corporation existing under the laws of the Province of British Columbia ("GF Canada", and together with GF Netherlands and GF Orogen, the "GF Parties")

WHEREAS

A. Galiano, certain of its subsidiaries and the GF Parties entered into a combination agreement dated March 29, 2018 (the "Combination Agreement") with respect to the completion of a series of transactions for the formation of a joint venture for the Asanko Gold Mine (the "Joint Venture").

B. In accordance with the Combination Agreement, on April 4, 2018 GF Canada subscribed for common shares of Galiano, and GF Canada currently holds [●] common shares (the "Galiano Subscription Shares").

C. In accordance with the Combination Agreement, upon the completion of the transactions contemplated thereby, Galiano entered into a registration rights agreement effective as of July 31, 2018 (the "Existing Registration Rights Agreement"), pursuant to which Galiano granted certain rights relating to the potential disposition of the Galiano Subscription Shares held by the GF Parties or by their permitted transferees pursuant to one or more public offerings to be conducted in accordance with Applicable Securities Laws and agreed to provide information and cooperate in connection with potential dispositions of Common Shares exempt from the applicable prospectus and registration requirements of Applicable Securities Laws.

D. Pursuant to a share purchase agreement among GF Netherlands, GF Orogen, Galiano, Galiano International (Isle of Man) Ltd. and Galiano Gold (Isle of Man) Ltd. dated December 20, 2023 (the "Share Purchase Agreement"), the GF Parties have divested their direct and indirect interests in the Joint Venture to Galiano and a subsidiary thereof, in consideration for which, among other things, Galiano issued to GF Orogen [●] common shares of Galiano as of the date hereof (the "Galiano Consideration Shares"), and Galiano has the right in the future to issue additional common shares of Galiano to GF Orogen in certain circumstances provided for in section 2.3(3) of the Share Purchase Agreement (the "Galiano Deferred Consideration Shares"). The Galiano Subscription Shares, the Galiano Consideration Shares and the Galiano Deferred Consideration Shares are collectively referred to herein as the "Galiano Shares".

E. In connection with the completion of the transactions contemplated by the Share Purchase Agreement, Galiano and the GF Parties desire to amend and restate the Existing Registration Rights Agreement, pursuant to which Galiano shall grant the GF Parties and their permitted transferees certain registration rights relating to the potential disposition of the Galiano Shares held by the GF Parties or by their permitted transferees pursuant to one or more public offerings to be conducted in accordance with Applicable Securities Laws and shall provide information and cooperation in connection with potential dispositions of Galiano Shares exempt from the applicable prospectus and registration requirements of Applicable Securities Laws.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties hereto agree as follows:

ARTICLE 1 - INTERPRETATION

Section 1.1 Definitions

In this Agreement:

(a) "Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) acting alone or jointly or in concert with another Person, Controls, either directly or indirectly, the second Person, or (ii) is Controlled, directly or indirectly, by the second Person, or (iii) is Controlled, directly or indirectly, by another Person that, acting alone or jointly or in concert with another Person, Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that no Holder is an Affiliate of the Corporation or any of its subsidiaries and vice versa;

(b) "Agreement" means this registration rights agreement, as amended, restated or modified from time to time;

(c) "Applicable Securities Laws" means, collectively, (i) the securities legislation of each of the Canadian Qualifying Jurisdictions, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time, and (ii) the U.S. Securities Act, the U.S. Exchange Act and all applicable state securities legislation of any state in the United States, in each case with all rules, regulations and orders promulgated thereunder, and including the rules of the NYSE American, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time;

(d) "Base Prospectus" means, collectively, a Canadian Base Prospectus and, if applicable, a corresponding U.S. Base Registration Statement and related U.S. Base Prospectus;

(e) "Blackout Period" means:

(i) the Corporation's regular annual and quarterly blackout periods as provided in the Disclosure Policy; and

(ii) any other bona fide blackout periods designated and approved by the Committee in good faith pursuant to and in conformity with the Disclosure Policy;

(f) "Board of Directors" or "Board" means the board of directors of the Corporation;

(g) "Business Day" means any day on which banks are generally open for the transaction of commercial business in Vancouver, British Columbia, Canada but does not in any event include a Saturday or Sunday or statutory holiday in British Columbia, Canada;

(h) "Canadian Base Prospectus" means a short form base shelf prospectus filed with the Canadian Securities Regulatory Authorities pursuant to National Instrument 44-102 - Shelf Distributions that provides for the shelf distribution of Common Shares and includes a plan of distribution that will permit the qualification of the sale of the Registrable Securities by the applicable Holders to the public in each of the Canadian Qualifying Jurisdictions in the manner contemplated by this Agreement;

(i) "Canadian Non-Base Prospectus" means a Canadian prospectus on Form 44-101F1 pursuant to National Instrument 44-101 - Short Form Prospectus Distributions, or in the event the Corporation is no longer eligible to use Form 44-101F1, Form 41-101F1 pursuant to National Instrument 41-101- General Prospectus Requirements, including the documents incorporated by reference therein;

(j) "Canadian Prospectus" means, as the context requires, either (i) a Canadian Non-Base Prospectus, or (ii) a Canadian Base Prospectus together with any Prospectus Supplement filed in connection with such Canadian Base Prospectus;

(k) "Canadian Qualifying Jurisdictions" means each of the provinces of Canada, other than Quebec;

(l) "Canadian Securities Regulatory Authorities" means the securities regulatory authorities in each of the Canadian Qualifying Jurisdictions;

(m) "Combination Agreement" has the meaning set forth in the recitals hereto;

(n) "Committee" means Galiano's disclosure committee established by the Board to oversee Galiano's disclosure policy practices, as described in the Disclosure Policy;

(o) "Common Shares" means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(p) "Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i) the first Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise;

(ii) the first Person beneficially owns, or controls or directs, directly or indirectly, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person;

(iii) the first Person is otherwise in control of the second Person within the meaning of United States federal securities laws;

(iv) the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership;

(v) the second Person is a limited partnership and the first Person (A) is the general partner of the limited partnership or (B) beneficially owns, or controls or directs, directly or indirectly, securities of the general partner of the limited partnership carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the general partner of the limited partnership; or

(vi) the second Person is a trust and the first Person (A) is the trustee of the trust, or (B) beneficially owns, or controls or directs, directly or indirectly, interests in the trust sufficient to directly or indirectly control all or certain activities of the trust;

(q) "Corporation" means Galiano and any corporation resulting from the amalgamation, combination or merger of the Corporation with another corporation or other corporations, any purchaser of all or substantially all of the assets of Galiano, and any entity into which Galiano converts;

(r) "Demand" shall have the meaning set out in Section 2.1(a);

(s) "Demand Holder" shall have the meaning set out in Section 2.1(a);

(t) "Demand Registrable Securities" shall have the meaning set out in Section 2.1(a);

(u) "Demand Registration" shall have the meaning set out in Section 2.1(a);

(v) "Designated Registrable Securities" means Demand Registrable Securities or Piggy Back Registrable Securities, as the case may be;

(w) "Disclosure Policy" means the Corporation's Policy on Disclosure, Confidentiality and Employee Trading, as such policy may be amended, supplemented or replaced from time to time;

(x) "Distribution Period" shall have the meaning set out in Section 3.1(a)(iv);

(y) "Existing Registration Rights Agreement" shall have the meaning set out in the recitals hereto;

(z) "Galiano Shares" has the meaning set forth in the recitals hereto;

(aa) "Galiano Subscription Shares" has the meaning set forth in the recitals hereto;

(bb) "Galiano Consideration Shares" has the meaning set forth in the recitals hereto;

(cc) "Galiano Deferred Consideration Shares" has the meaning set forth in the recitals hereto;

(dd) "GF Parties" means Gold Fields Netherlands Services B.V., Gold Fields Orogen Holding (BVI) Limited and GF Canada, and "GF Party" means any one of them;

(ee) "GF Parties Entities" means the GF Parties and any Affiliate of GF Parties that becomes, and is required to become, a party to this Agreement after the date hereof as a result of a permitted transfer of Common Shares to such Affiliate, and "GF Parties Entity" means any one of them;

(ff) "Governmental Authority" means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(gg) "Holders" means GF Canada, GF Orogen, or any other GF Party and any GF Parties Entity to which GF Parties or a permitted transferee thereof has transferred its Registrable Securities in accordance with (i) the Investor Rights Agreement referred to in Section 2.5 and (ii) Section 5.3;

(hh) "Joint Venture" has the meaning set forth in the recitals hereto;

(ii) "misrepresentation" means (i) an untrue statement of a material fact, or (ii) an omission of a material fact that is required to be stated therein or that is necessary to make the statements therein not misleading;

(jj) "Non-Base Prospectus" means, collectively, a Canadian Non-Base Prospectus, and, if applicable, a corresponding U.S. Non-Base Registration Statement and related U.S. Non-Base Prospectus;

(kk) "Parties" means, the Corporation, each Holder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;

(ll) "Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity, however designated or constituted;

(mm) "Piggy Back Holders" shall have the meaning set out in Section 2.2(a);

(nn)  "Piggy Back Registrable Securities" shall have the meaning set out in Section 2.2(a);

(oo) "Piggy Back Registration" shall have the meaning set out in Section 2.2(a);

(pp) "Proposed Prospectus Filing Date" means the date on which the Corporation and/or the Demand Holder for such distribution plan to file a Qualifying Prospectus;

(qq) "Prospectus" means, as the context requires, either (i) a Non-Base Prospectus, or (ii) a Base Prospectus and a Prospectus Supplement to such Base Prospectus;

(rr) "Prospectus Supplement" means, as applicable, a prospectus supplement to a Canadian Base Prospectus, a supplement to a U.S. Base Prospectus contained in a U.S. Base Registration Statement and/or an amendment to a U.S. Base Registration Statement containing a prospectus supplement, in each case relating to the distribution of Registrable Securities;

(ss) "Qualifying Prospectus" means, as the context requires, either (i) a Non-Base Prospectus, or (ii) a Base Prospectus together with a Prospectus Supplement, that in each case qualifies the sale by the applicable Holders of the Demand Registrable Securities or the Piggy Back Registrable Securities, as applicable, to the public in the Canadian Qualifying Jurisdictions and registers sale by the applicable Holders of the Demand Registrable Securities or the Piggy Back Registrable Securities, as applicable, under the U.S. Securities Act;

(tt) "Registrable Securities" means:

(i) the aggregate of the [●] Galiano Shares held by GF Canada and GF Orogen and any Galiano Deferred Consideration Shares that may be issued to GF Orogen in the future pursuant to the provisions of the Share Purchase Agreement, and which may be held by other Holders upon a transfer of any such Common Shares to other Holders in accordance with Section 5.3, and

(ii) any Common Shares or other securities of the Corporation issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares;

(uu) "Register" and "Registration" means the qualification or registration, as applicable, of securities (or the distributions thereof) under Applicable Securities Laws so as to permit the distribution of such securities to the public in the Canadian Qualifying Jurisdictions and in the United States under the U.S. Securities Act, in each case subject to the limitations contained herein;

(vv) "Registration Expenses" means the expenses incurred in connection with the distribution of the Registrable Securities pursuant to this Agreement comprised of:

(i) all fees, disbursements and expenses payable to not more than one Canadian and one U.S. counsel to the Holders (on an aggregate basis);

(ii) all fees, disbursements and expenses of counsel and auditors to the Corporation;

(iii) all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, prospectus supplement, registration statement or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(iv) all registration and filing fees of any Canadian Securities Regulatory Authority, of the SEC and of any other Governmental Authority;

(v) all transfer agents', depositaries' and registrars' fees;

(vi) all expenses relating to the preparation of certificates;

(vii) all fees and expenses of any securities exchange on which the Common Shares are then listed;

(viii) all fees and expenses of printing and producing any agreements among underwriters, underwriting agreements, "blue sky" or legal investment memoranda, and any selling agreements or other documents in connection with the sale of Registrable Securities;

(ix) all expenses of the Corporation relating to any analyst or investor presentations and any marketing activities and all travel and lodging expenses of the Corporation in connection with such presentations and marketing activities; and

(x) any fees and expenses of the underwriters, other than Selling Expenses, customarily paid by issuers or sellers of securities, but shall not include any Selling Expenses;

(ww) "Registration Period" means the period beginning on the date and time of execution of this Agreement and terminating on the date this Agreement terminates in accordance with Section 5.5;

(xx) "Registration Statement" means, as the context requires, either (i) a U.S. Non-Base Registration Statement, or (ii) a U.S. Base Registration Statement (which includes any preliminary prospectus, prospectus, prospectus supplement or free writing prospectus used in connection therewith);

(yy) "Registration Year" means each consecutive 365-day period, with the first Registration Year commencing on the first day of the Registration Period;

(zz) "Representatives" means, with respect to any Person, any of such Person's directors, officers, employees, consultants, advisors, agents or other Persons acting on behalf of the first Person;

(aaa) "Rule 144" shall have the meaning set out in Section 3.3;

(bbb) "SEC" means the United States Securities and Exchange Commission;

(ccc) "Secondary Registration" means a Piggy Back Registration or a Demand Registration, as the case may be;

(ddd) "Selling Expenses" means any fees or commissions payable, or discounts granted, to an underwriter, investment banker, manager or agent in connection with the distribution of the Registrable Securities or other Common Shares pursuant to this Agreement and any transfer taxes attributable to a sale of Registrable Securities or other Common Shares pursuant to this Agreement;

(eee) "Share Purchase Agreement" has the meaning set forth in the recitals hereto;

(fff) "U.S. Base Prospectus" means the form of prospectus included in a U.S. Base Registration Statement, as amended from time to time, including the documents incorporated by reference therein;

(ggg) "U.S. Base Registration Statement" means a registration statement under the U.S. Securities Act on Form F-10, or if the Corporation is no longer eligible to use Form F-10, such other form as the Corporation shall be eligible to use that provides for the shelf registration of Common Shares and includes a plan of distribution that will permit the registration of the resale of the Registrable Securities by the applicable Holders under the U.S. Securities Act;

(hhh) "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and all rules, regulations and orders promulgated thereunder;

(iii) "U.S. Non-Base Prospectus" means the form of prospectus included in a U.S. Non-Base Registration Statement, as amended from time to time, including the documents incorporated by reference therein;

(jjj) "U.S. Non-Base Registration Statement" means a registration statement under the U.S. Securities Act on Form F-10, or if the Corporation is no longer eligible to use Form F-10, such other form as the Corporation shall be eligible to use that provides for the registration of the resale of the Registrable Securities by the applicable Holders under the U.S. Securities Act;

(kkk) "U.S. Prospectus" means, as context requires, the U.S. Base Prospectus or the U.S. Non-Base Prospectus; and

(lll) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder.

Section 1.2 Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.3 Construction and Interpretation

(a) The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

(b) Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Holders and Holder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

(c) A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

(d) Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

(e) The terms "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

(f) For the purposes of Section 5.5(a)(ii), the number of "then outstanding Common Shares" shall be equal to the number of Common Shares stated to be outstanding by the Corporation in its then most recently filed annual or quarterly management's discussion and analysis, as the case may be, adjusted for any subsequent event(s) publicly announced by the Corporation via dissemination of a news release in Canada that has the effect of either increasing or decreasing the number of outstanding Common Shares stated to be outstanding by the Corporation in its then most recently filed annual or quarterly management's discussion and analysis (other than, to avoid doubt, any equity incentive award or other equity compensation granted to any officer, director or employee of the Corporation or its Affiliates to the extent such awards or compensation remain subject to vesting or do not constitute Common Shares).

Section 1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of the United States unless otherwise noted.

ARTICLE 2 - REGISTRATION RIGHTS

Section 2.1 Demand Registration

(a) Subject to the provisions hereof, at any time and from time to time during the Registration Period, one or more Holders (each such Holder, a "Demand Holder") may request the Corporation to file a Qualifying Prospectus to Register the offering of all or part of the Registrable Securities (such offering being hereinafter referred to as a "Demand Registration"). Such a request shall be in writing (a "Demand") and shall specify the Proposed Prospectus Filing Date, number of Registrable Securities to be sold (the "Demand Registrable Securities"), the intended method of disposition and the jurisdictions in which the Demand Holders, acting reasonably, request that the Demand Registration be effected and contain the undertaking of the Demand Holders making the request to provide all such information regarding such Demand Holders as may be required in order to permit the Corporation to comply with all Applicable Securities Laws with respect to such Demand Registration. Thereupon, the Corporation shall use its commercially reasonable efforts to effect the registration of all Registrable Securities as to which it has received Demands, subject to the limits set forth herein. The Holders may not make more than two requests for Demand Registrations in any Registration Year, or one request in the event that the Holders may sell the Registrable Securities in the United States pursuant to Rule 144 under the U.S. Securities Act without being subject to the limitations imposed by volume and manner of sale restrictions contained therein on the date of such request. The Holders shall not request a Demand Registration to be conducted in a manner that would require the filing of a prospectus, registration statement or other disclosure document in a jurisdiction outside Canada or the United States or subject the Corporation to continuous direct disclosure obligations under applicable securities laws in any such other jurisdiction. No offering of Registrable Securities under this Section 2.1(a) shall relieve the Corporation of its obligations to effect Piggy Back Registrations pursuant to Section 2.2(a).

(b) Subject to Section 2.1(c), each Demand Registration shall be for such number of Demand Registrable Securities as requested by the Demand Holders.

(c) The Corporation shall have the right, by providing written notice to the Demand Holder not less than five days prior to the Proposed Prospectus Filing Date, to offer and sell Common Shares as part of any Demand Registration initiated by the Demand Holders under this Agreement. If a Demand Registration involves an underwritten offering and the managing underwriter or underwriters of such Demand Registration advise(s) the Corporation and the Holders in writing that in its reasonable and good faith view, the number of Demand Registrable Securities and other securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without having a material adverse effect upon the price, timing or distribution of the offering and sale of the Demand Registrable Securities or otherwise materially adversely affect its success, then the Corporation shall include in such Demand Registration:

(i) first, the Demand Registrable Securities to be included in such Demand Registration allocated pro rata among all such Demand Holders on the basis of the number of Registrable Securities owned by each such Demand Holder or in such manner as they may otherwise agree in writing;

(ii) second, the other Common Shares sought to be included by the Corporation or that can be sold without having the adverse effect referred to above.

(d) The Corporation shall be entitled to postpone the filing of a Qualifying Prospectus otherwise required to be prepared and filed by it pursuant to this Section 2.1 (but not the preparation of such Qualifying Prospectus) or may request Holders suspend the use of any Qualifying Prospectus that has been filed by it pursuant to this Section 2.1 if a Blackout Period is in effect or occurs after a Demand Registration request has been received but before the Demand Registration has been effected. The Corporation will give written notice of its determination to delay a Demand Registration pursuant to this Section 2.1(d), including a general description of the basis for such delay, promptly after the occurrence thereof. If the Corporation exercises its rights under this Section 2.1(d), it shall, as promptly as practicable following the expiration of the applicable deferral or suspension period, which shall not exceed 90 days after the date of a request for a Demand Registration pursuant to Section 2.1, file or update and use its reasonable best efforts to cause the effectiveness of the deferred or suspended Qualifying Prospectus. If the Corporation delays filing a Demand Registration subject to this Section 2.1(d) and if the Holder within 30 days after receipt of notice from the Corporation advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, such request for a Demand Registration will be deemed to be withdrawn and such request will be deemed to have not been given for purposes of determining whether the Demand Holders have exercised their rights to a Demand Registration permitted to such Holders pursuant to this Section 2.1.

(e) A Demand Holder may, at any time prior to the effective date of any Qualifying Prospectus, revoke such Demand Holder's Demand Registration in whole or in part. The Demand Holders may revoke a Demand Registration in whole once per Registration Year without being responsible for any Registration Expenses incurred in respect of such Demand Registration. The Demand Holders shall be responsible for all Registration Expenses incurred in connection with each other revocation in whole of a Demand Registration during a Registration Year. Each revoked Demand Registration shall constitute a Demand Registration for purposes of the limitation on the number of Demand Registrations in any Registration Year contained in Section 2.1(a), in each case unless (i) the Corporation has previously notified the Demand Holder that it intends to register securities in connection with such Demand Registration and in fact completes such registration notwithstanding the revocation by the Demand Holder; (ii) such withdrawal arose out of the action of or breach of this Agreement by the Corporation (in which case the Corporation shall be obligated to pay all registration expenses in connection with such withdrawn request); (iii) there occurs an event or series of related events that has a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Corporation; (iv) the requesting Holders reimburse the Corporation for all registration expenses of such withdrawn request incurred through the date of such withdrawal or (v) the Corporation and such Demand Holders mutually agree not to proceed with such Demand Registration. Notwithstanding anything in this Agreement to the contrary, a request for a Demand Registration shall not be deemed to be effective if, at any time after it has become effective, such Demand Registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than a misrepresentation by a Holder relating to such Demand Registration.

Section 2.2 Piggy-Back Registration

(a) If during the Registration Period the Corporation proposes to file a Prospectus (which may include a Prospectus Supplement) in Canada and/or with the SEC in order to permit the issuance of its Common Shares pursuant to a public offering (other than a Prospectus or Prospectus Supplement filed in connection with an at-the-market sales program) for its own account or the account of another (unless the legal form of the prospectus specifically excludes the offering of Registrable Securities under such Prospectus), the Corporation shall give prompt notice of its intention to do so to the Holders and shall use reasonable efforts to include in the proposed distribution such number of Designated Registrable Securities (the "Piggy Back Registrable Securities") as the Holders shall request (such offering hereinafter referred to as a "Piggy Back Registration") within five business days after the giving of such notice (provided that if the Corporation expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable notice, then the Holders shall have one business day after the giving of notice by the Corporation to provide such request), upon the same terms (including the method of distribution) as such distribution (such Holders being the "Piggy Back Holders"). If the managing underwriter or underwriters advise(s) the Corporation that, in such firm's reasonable and good faith view, the number of Piggy Back Registrable Securities and other securities requested to be included in such Piggy Back Registration exceeds the number that can be sold in such offering without having a material adverse effect upon the price, timing or distribution of the offering and sale of the Piggy Back Registrable Securities and other securities or otherwise materially adversely affect its success, then the Corporation shall include in such Piggy Back Registration:

(i) first, the Common Shares to be included by the Corporation in such Piggy Back Registration;

(ii) second, the Piggy Back Registrable Securities sought to be included that can be sold without having the adverse effect referred to above, allocated pro rata among all such Piggy Back Holders on the basis of the number of Registrable Securities owned by each such Piggy Back Holder or in such manner as they may otherwise agree in writing.

(b) Any Holder of Registrable Securities shall have the right to withdraw from a Piggy Back Registration for any or no reason whatsoever upon written confirmation to the Corporation and the managing underwriter or underwriters (if any) of the Holder's intention to withdraw from such Piggy Back Registration prior to (i) in the case of an underwritten offering, the date on which the roadshow for the offering is launched, and (ii) otherwise, the date of any Qualifying Prospectus with respect to such Piggy Back Registration

(c) The Corporation may at any time prior to the effective date of any Qualifying Prospectus, at its sole discretion and without the consent of the Holders, withdraw such Prospectus and abandon the proposed distribution in which the Holders requested to participate.

(d) The failure of the Holders to respond within the periods referred to in Section 2.2(a) shall be deemed to be a waiver of the Holders' rights, in respect of the specific offering only, under subsection Section 2.2(a) with respect to such Piggy Back Registration. The Holders may also waive their rights, in respect of the specific offering only, under this Section 2.2(a) by giving written notice to the Corporation.

(e) No offering of Registrable Securities under this Section 2.2(a) shall relieve the Corporation of its obligations to effect Demand Registrations pursuant to Section 2.1(a).

(f) In the event that the Prospectus proposed to be filed by the Corporation in Canada will not be filed with the SEC with a corresponding Registration Statement, then the Piggy Back Registration will not be required to include registration of the Piggy Back Registrable Securities under the U.S. Securities Act.

Section 2.3 Selection of Underwriters for Underwritten Demand Registrations

Upon requesting a Demand Registration for an underwritten offering of Registrable Securities, the Demand Holders shall select the investment banker(s) and manager(s) to effect the distribution in connection with such underwritten Demand Registration, it being acknowledged by the Holders that the participation of a registrant shall be required in Canada and a registered broker-dealer in the United States in connection with each underwritten Secondary Registration hereunder and it being further acknowledged that the investment banker(s) and/or manager(s) selected by the Demand Holders must be of nationally recognized standing in the United States and/or Canada (as applicable). Notwithstanding the foregoing, the Holders acknowledge that the Corporation shall have the sole right to select the investment banker(s) and manager(s) to effect the distribution in connection with any Piggy Back Registration and shall have no obligation to consult with the Holders with respect to such selection.

Section 2.4 Registration Expenses and Selling Expenses

(a) Subject to Section 2.1(e), the Corporation shall be responsible for all Registration Expenses whether or not any final Qualifying Prospectus becomes effective.

(b) Each of the Corporation and the Holders shall be responsible for the Selling Expenses on any Demand Registration or Piggy Back Registration in proportion to their respective amounts of Common Shares sold in any such offering.

Section 2.5 Investor Rights Agreement Restrictions

(a) Notwithstanding anything to the contrary in this Agreement and for certainty, all sales of Common Shares proposed to be sold pursuant to a Demand Registration or a Piggyback Registration shall be subject to the provisions of Section 4.1 of the Amended and Restated Investor Rights Agreement, dated [●] between the Corporation and Marsh Holdings Inc.

ARTICLE 3 - REGISTRATION PROCEDURES

Section 3.1 Procedures

(a) Upon receipt of a request from the Holders for a Demand Registration or a Piggyback Registration pursuant to Article 2, the Corporation will, subject to Article 2, effect the Secondary Registration as requested. In particular, the Corporation will, in each case as applicable:

(i) use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, in the English language, and, if required, French language, a Qualifying Prospectus under and in compliance with Applicable Securities Laws of each Canadian jurisdiction in which the Secondary Registration is to be effected and such other related documents as may be reasonably necessary to be filed in connection with such Qualifying Prospectus and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the applicable Canadian jurisdictions (provided that, before filing all such documents referred to in this Section 3.1(i), the Corporation will furnish to counsel to the Demand Holders copies thereof and otherwise comply with Section 4.1 hereof);

(ii) use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, with the SEC a Registration Statement, covering the distribution of the Designated Registrable Securities and such other related documents as may be reasonably necessary to be filed in connection with such Qualifying Prospectus and take all other steps and proceedings that may be reasonably necessary in order to (i) cause such Registration Statement to become and remain effective and (ii) permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the United States under the U.S. Securities Act (provided that, before filing all such documents referred to in this Section 3.1(ii), the Corporation will furnish to counsel to the Demand Holders copies thereof and otherwise comply with Section 4.1 hereof);

(iii) determine the nature of the Qualifying Prospectus, which may be (i) a Non-Base Prospectus, or (ii) a Base Prospectus together with a Prospectus Supplement to the Base Prospectus;

(iv) use commercially reasonable efforts to prepare and file with the applicable Canadian Securities Regulatory Authorities in the Canadian jurisdictions in which the Secondary Registration is to be effected and, to the extent applicable, with the SEC such amendments and supplements to the Qualifying Prospectus, as may be reasonably necessary to comply with the provisions of Applicable Securities Laws with respect to the Registration of Designated Registrable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of the Qualifying Prospectus until the time at which the distribution of the Designated Registrable Securities is completed (but such requirement will only extend for a maximum period of 60 days from the date of the effectiveness of the Qualifying Prospectus (the "Distribution Period"));

(v) notify promptly each Holder of Registrable Securities under a Registration Statement or Canadian Prospectus and promptly confirm such advice in writing

A. when a Registration Statement or Canadian Prospectus has become effective and when any post-effective amendments or supplements thereto has been filed and when the same has become effective;

B. of any request by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority for additional information after the Registration Statement or Canadian Prospectus has become effective or for any post-effective amendments or supplements to a Registration Statement or Canadian Prospectus;

C. of the issuance by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority of any stop order or cease trade order suspending the effectiveness of a Registration Statement or Canadian Prospectus or the initiation of any proceedings for that purpose;

D. the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Registrable Securities for sale under the securities or "blue sky" laws of any jurisdiction or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

E. if, between the effective date of a Registration Statement or Canadian Prospectus and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Corporation contained in any underwriting agreement or similar agreement, if any, relating to the offering cease to be true and correct in all material respects;

F. of the happening of any event or the discovery of any facts during the period a Registration Statement or Canadian Prospectus is effective as a result of which such Registration Statement or Canadian Prospectus or any document incorporated by reference therein contains any misrepresentation;

G. of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

H. if for any other reason it shall be necessary to amend or supplement the Registration Statement, the Prospectus or the Canadian Prospectus in order to comply with Applicable Securities Laws;

I. of the filing of any post-effective amendment to the Registration Statement or Canadian Prospectus;

(vi) use commercially reasonable efforts to:

A. register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Designated Registrable Securities covered by the Qualifying Prospectus under such other securities or "blue sky" laws of such jurisdictions as designated by the Holders, acting reasonably, in the request for Demand Registration,

B. prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain the effectiveness at all times during the Distribution Period,

C. take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Distribution Period, and

D. take all other actions reasonably necessary or advisable to qualify the Designated Registrable Securities for sale in such jurisdictions;

provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (x) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.1(a)(vi), (y) subject itself to any taxation in any such jurisdiction, or (z) consent to general service of process in such jurisdiction;

(vii) furnish to the Holders and any underwriter or underwriters of any such distribution, such number of copies of the Qualifying Prospectus and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as the Holders may reasonably request in order to facilitate the distribution of the Designated Registrable Securities;

(viii) furnish to the Holders and any underwriter or underwriters of any such distribution, at least one conformed copy of each Registration Statement and each Canadian Prospectus and any post-effective amendment to either of them, including financial statements and schedules (including all documents incorporated therein by reference and all exhibits thereto);

(ix) furnish to counsel for the Holders copies of any and all comment letters relating to the Qualifying Prospectus received from the SEC or any Canadian Securities Regulatory Authorities or any other request by the SEC or any Canadian Securities Regulatory Authorities for amendments or supplements to the Qualifying Prospectus or for additional information relating to the selling Holders, provided that the Corporation shall not be required to provide copies of any non-substantial routine correspondence with the SEC or Canadian Securities Regulatory Authorities that does not relate to the selling Holders or any information the disclosure of which would be restricted by applicable privacy laws or other laws governing the treatment of personal information;

(x) use commercially reasonable efforts to prevent or obtain the withdrawal of any stop order, cease trade order or other order suspending the use or the effectiveness of the Qualifying Prospectus or suspending the qualification of the Registrable Securities covered by the Qualifying Prospectus at the earliest possible moment;

(xi) cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates and opinions of counsel necessary to remove any restrictive legends associated with the Registrable Securities to enable such securities to be sold by the selling Holders (whether in a registered or unregistered transaction) as the selling Holders may reasonably request;

(xii) deliver to the Holders without charge, as many copies of the applicable Qualifying Prospectus and any amendment or supplement thereto as the Holders may reasonably request (it being understood that the Corporation consents to the use of such Qualifying Prospectus or any amendment or supplement thereto by the Holders in connection with the offering and sale of the Registrable Securities covered by such Qualifying Prospectus or any amendment or supplement thereto) and such other documents as the Holders may reasonably request in order to facilitate the disposition of the Registrable Securities by the Holders;

(xiii) furnish to the Holders and any underwriter or underwriters of any such distribution and such other persons as the Holders may reasonably specify:

A. an opinion or opinions of counsel to the Corporation, such counsel to be a nationally recognized firm and to be approved by the Holders (such approval not to be unreasonably withheld or delayed), addressed to the Holders and the underwriter or underwriters of such distribution and dated the closing date of the distribution, which opinion(s) shall be in form, scope and substance customary for an offering of the type contemplated by the applicable Secondary Registration, having regard to the form of opinions given by the Corporation's counsel in prior public offerings by the Corporation, and reasonably satisfactory to the Holders and any underwriters;

B. a customary "comfort letter" from the independent certified public accountants of the Corporation (and, if necessary, any other auditors of any subsidiary of the Corporation or of any business acquired by the Corporation for which financial statements are, or are required to be, included in the Prospectus) addressed and delivered to the Holders and the underwriter or underwriters dated the date of execution of the underwriting agreement and brought down to the closing under the underwriting agreement, in customary form and covering such matters of the type customarily covered by "comfort letters" as the Holder and managing underwriter reasonably requests; and

C. such corporate certificates as are reasonably requested in connection with such distribution, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holders may reasonably request;

(xiv) make available to the underwriter or underwriters in connection with any Secondary Registration reasonable access to the senior management of the Corporation for investor and analyst calls and meetings with respect to such Secondary Registrations;

(xv) use commercially reasonable efforts to provide any additional cooperation reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities;

(xvi) as promptly as practicable after delivery of a notice under Section 3.1(a)(v)F, use commercially reasonable efforts to prepare a supplement or amendment to the Registration Statement or Prospectus, as applicable, or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities, such Registration Statement or Prospectus will not include any misrepresentation;

(xvii) otherwise comply with all Applicable Securities Laws;

(xviii) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities registered pursuant to a Qualifying Prospectus pertaining to such securities and a CUSIP number for all such securities, in each case from and after a date not later than the effective date of such Qualifying Prospectus, and to instruct such transfer agent (x) to release any stop transfer orders with respect to the Registrable Securities being sold and (y) to furnish certificates without restrictive transfer legends representing ownership of the Registrable Securities being sold, in such denominations requested by the Holder or the lead underwriter, in each case subject to the continued effectiveness of a Qualifying Prospectus;

(xix) enter into customary agreements (including an underwriting agreement with the underwriter or underwriters), such agreements to contain such representations, warranties and covenants by the Corporation and such other terms and conditions as are customary for such offering (including customary indemnity and contribution provisions), having regard to the form of underwriting agreements entered into by the Corporation in prior public offerings, and take all such other actions as permitted by law and with the same diligence as it would devote to a primary offering as the Holders or the underwriter or underwriters, if any, reasonably requires to expedite or facilitate the distribution of the Designated Registrable Securities, including, without limitation, preparing for and participating in such number of "road shows" and all such other customary selling efforts as the managing underwriter may reasonably request in order to expedite or facilitate such disposition;

(xx) in the event of the issuance of any order or ruling suspending the distribution of securities under the Prospectus from the Canadian Securities Regulatory Authorities or the effectiveness of the Registration Statement from the SEC, or any order suspending or preventing the use of the Prospectus or suspending the Secondary Registration of any of the Designated Registrable Securities or cease trading the distribution in any applicable province or territory of Canada or in the United States, the Corporation will, as expeditiously as possible after actual knowledge by the Corporation thereof, notify the Holders of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling;

(xxi) otherwise comply with all Applicable Securities Laws and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least twelve months which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder and any other similar Applicable Securities Laws;

(xxii) during the Registration Period, the Corporation will take all actions necessary to maintain the listing of the Registrable Securities on the Toronto Stock Exchange and the NYSE American;

(xxiii) cooperate and assist in any filings required to be made with the U.S. Financial Industry Regulatory Authority, as applicable, and perform any due diligence investigation by any underwriter and its counsel in connection therewith;

(xxiv) during the Registration Period, the Corporation will provide to the Holders, not later than December 15 of each calendar year, the Corporation's timetable for scheduled Blackout Periods for the succeeding year, and will promptly advise the Holders if the timetable for such scheduled Blackout Periods changes during the course of the year.

Section 3.2 Obligations of the Holders

(a) In connection with any Secondary Registration, the Holders shall:

(i) provide, in writing, such information with respect to the Holders, including the number of securities of the Corporation held by the Holders, as may be required to comply with Applicable Securities Laws in each jurisdiction in which the Secondary Registration is to be effected;

(ii) if required under Applicable Securities Laws, execute any certificate forming part of a preliminary prospectus, final prospectus, registration statement or similar document to be filed with the applicable Canadian Securities Regulatory Authorities or the SEC (the form and content of which to be approved by the Holders, such approval not to be unreasonably withheld or delayed);

(iii) promptly notify the Corporation of the happening of any event during the Distribution Period, as a result of which the Prospectus or the Registration Statement, as in effect, would include any misrepresentation with respect to any information provided by such Holder pursuant to Section 3.2(a)(i);

(iv) comply with all Applicable Securities Laws with respect to such Secondary Registration;

(v) provide such information to the Corporation regarding the conduct and process of any Demand Registration that the Corporation may reasonably request; and

(vi) not effect or permit to be effected sales of Designated Registrable Securities pursuant to the Prospectus or deliver or permit to be delivered the Prospectus in respect of such sale after notification by the Corporation of any order or ruling suspending the effectiveness of the Prospectus or after notification by the Corporation under Section 3.1(a)(xx), until the Corporation advises the Holders that such suspension has been lifted or that it has filed an amendment to the Prospectus and has provided copies of such amendment to the Holders. The Holders shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation's expense) all copies, other than permanent file copies, then in the Holders' possession of the Prospectus covering the Designated Registrable Securities that was in effect at the time of receipt of such notice.

Section 3.3 Covenants Relating To Rule 144

With a view to making available to the Holders the benefits of Rule 144 promulgated under the U.S. Securities Act ("Rule 144") or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Corporation to the public without registration, the Corporation agrees to: (a) make and keep public information available as is necessary to permit sales pursuant to Rule 144; (b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the U.S. Securities Act and the U.S. Exchange Act for so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144, (c) furnish to each Holder promptly upon request such other written statements and information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 without registration; (d) use its commercially reasonable efforts to comply with all other necessary filings and other requirements so as to enable the Registrable Securities and any transferee thereof to sell Registrable Securities under Rule 144; and (e) upon request of the Holder, cause any restrictive legends associated with any securities to be sold pursuant to Rule 144 to be removed, including by obtaining from counsel for the Corporation, such counsel to be approved by the Holders, such approval not to be unreasonably withheld or delayed, a legal opinion authorizing the removal of such legends.

ARTICLE 4 - DUE DILIGENCE; INDEMNIFICATION

Section 4.1 Preparation; Reasonable Investigation

In connection with the preparation and filing of a Qualifying Prospectus as herein contemplated, the Corporation will give the Holders and the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material relating to the Holders furnished to the Corporation in writing, which is required under Applicable Securities Laws or in the reasonable judgment of the parties and/or their respective counsel should be included, and will, subject to the confirmation of the recipients' obligations as to the confidential treatment of such information, give each of them such reasonable and customary access to the Corporation's books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Holders and the underwriter or underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which the Holders and the underwriter or underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defense as contemplated by Applicable Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada or the United States for inclusion in each such document.

Section 4.2 Indemnification

(a) The Corporation agrees to indemnify and reimburse, to the extent permitted by law, the Holders, their respective Affiliates, and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls any such underwriter or Holder (within the meaning of any Applicable Securities Laws) against any and all losses, claims, damages, liabilities and expenses, joint or several (including legal expenses and any expenses incurred in investigating any claims) ("Claims") to which any of them may be subject under the Securities Act and/or any other Applicable Securities Laws, or any other statute or at common law, insofar as such Claims arise out of, or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Qualifying Prospectus; or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (iii) any other violation or breach of the Securities Act, the Exchange Act or any "blue sky" laws or any other law by the Corporation or its officers or directors or any other Person acting or purporting to act on the Corporation's behalf; provided, however, that the Corporation shall not be liable to any such Person in any such case to the extent that any such Claim arises out of or is based upon any untrue statement or omission made in such Qualifying Prospectus in reliance upon and in conformity with written information furnished to the Corporation by the Holder and/or any Person acting on its behalf specifically for use in the preparation thereof.

(b) The Holders agree to indemnify and reimburse, to the extent permitted by law, the Corporation and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls such underwriters (within the meaning of any Applicable Securities Laws) against all losses, claims, damages, liabilities and expenses (including legal expenses and any expenses incurred in investigating any claims) caused by (i) any untrue or alleged untrue statement of material fact contained in the Qualifying Prospectus; or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, only to the extent that such untrue statement or omission is contained in any information furnished in writing by the Holders to the Corporation specifically for inclusion in such Qualifying Prospectus and relates solely to the Holders and has not been corrected in a subsequent writing prior to or concurrently with the making of the purchase order for the Registrable Securities delivered to the Person asserting the Claim. Notwithstanding the foregoing, in no event shall the liability of the Holder for indemnities exceed the net amount of proceeds received by the Holder from the sale of its Registrable Securities pursuant which indemnity is required hereunder.

(c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to give notice pursuant to this Section 4.2(c) shall not relieve the indemnifying party of its obligations under this Section 4.2 unless such failure to give notice results in material prejudice against such indemnifying party in which case the indemnifying party shall be relieved of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such delay or failure) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnified party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the indemnified party unless, agreed in writing: (i) the indemnifying party fails to assume the defence of such suit on behalf of the indemnified party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the indemnifying party; (iii) the named parties include both the indemnifying party and the indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iv) the named parties to any such suit or proceeding include both the indemnified party and the indemnifying party and the indemnified party has reasonably concluded that there may be one or more legal defences available to the indemnified party which are different from or in addition to those available to the indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defence of such suit or proceeding on behalf of the indemnified party in connection with investigating or defending such Claim and shall be liable to pay the reasonable legal and other fees and expenses reasonably incurred by the indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such indemnified parties. No indemnifying party may settle any claims without the express written consent of an indemnified party (such consent not to be unreasonably withheld, conditioned or delayed where such consent does not contain any admission of liability, includes an unconditional release of such indemnified party from any liabilities arising out of such claim and has as its only obligation on the indemnified party the payment of funds for which the indemnifying party has unconditionally agreed to provide indemnity under this Section 4.2).

(d) The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto.

(e) In the event the indemnification provided for hereunder is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the dismissal of the last right of appeal) to be unavailable in whole or in part for any reason under this Section 4.2, the Corporation and the Holders shall contribute to the aggregate of all losses, claims, damages, liabilities and expenses (after contribution from others) in such proportion as is appropriate to reflect the relative benefits and relative fault of the Corporation and the Holders in connection with the event giving rise to liability. The relative benefits shall be deemed to be in the same proportion as the total proceeds (net of discounts and commissions but before deducting expenses) received by the Corporation and the selling Holders. The relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each Holder of Registrable Securities, to the net proceeds (after giving effect to underwriting discounts and commissions) by the holder from the sale of Common Shares actually received by such seller from the sale of Common Shares pursuant to the offering in respect of which indemnity is required hereunder.

(f) No Person that has been determined by a court of competent jurisdiction in a final judgment to have engaged in fraud, willful misconduct or fraudulent misrepresentation shall be entitled to claim indemnification or contribution pursuant to Section 4.2(a) or Section 4.2(b), as applicable, from any person who has not also been so determined to have engaged in such fraud, willful misconduct or fraudulent misrepresentation.

(g) The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, each Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in Section 4.2. In this regard, each Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

The Holders hereby acknowledge and agree that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in Section 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holders under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

Section 4.3 Third Party Rights

The Corporation represents and warrants to the GF Parties that, other than the Existing Registration Rights Agreement, it has not granted any registration rights to third parties that would conflict with or adversely affect the rights of the Holders as set forth in this Agreement.

ARTICLE 5 - GENERAL PROVISIONS

Section 5.1 Further Assurances

Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

Section 5.2 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 5.3 Assignment

(a) This Agreement and the rights and obligations of the Parties hereto shall bind and enure to the benefit of each of the Parties hereto, the other Parties indemnified under Section 4.2 and their respective successors.

(b) Neither Party shall have the right to transfer or assign any of its rights or obligations under this Agreement except that the rights under this Agreement may assigned in whole or in part by the GF Parties (upon notice to the Corporation) to any Affiliate of GF Parties to whom any Registrable Securities are transferred. Upon the permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered a Holder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of GF Parties, such Person shall cease to have any rights or obligations under this Agreement. GF Parties agrees to cause any GF Parties Entity acquiring Registrable Securities subject to this Agreement to become a party hereto and to perform its obligations hereunder, and hereby guarantees the performance of all of the obligations of any such transferee under this Agreement.

(c) This Agreement may not be assigned by the Corporation without the prior written consent of each Holder, provided that in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization, this Agreement may be assigned by the Corporation to its successor pursuant to any such transaction without the prior written consent of the Holders.

Section 5.4 Remedies and Breaches

(a) Each of the Holders, on the one hand (and for the purposes of this Section 5.4 collectively considered to be a "Party"), and the Corporation, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each of the Holders, on the one hand, and the Corporation, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover reasonable, documented legal fees and expenses from the non- prevailing Party.

(b) Each Holder on the one hand, and the Corporation on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates' Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates' Representatives of the terms of this Agreement and shall cause them to comply with them.

Section 5.5 Term and Termination

(a) This Agreement will continue in force until the earlier of the date on which:

(i) this Agreement is terminated by the written agreement of the Parties; and

(ii) the time at which the Holders hold, in the aggregate, not more than 5.0% of the number of then issued and outstanding Common Shares,

except that (x) the provisions of Section 4.2, Section 5.2, Section 5.3, Section 5.4, Section 5.6, Section 5.8, Section 5.9, Section 5.10, Section 5.12, Section 5.13 and Section 5.14 shall continue in full force and effect notwithstanding any termination of this Agreement, and (y) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

Section 5.6 Notices

(a) All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Holders or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

(b) Notices shall be provided:

(a) To the GF Parties:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

Copy to: [Redacted]

with a courtesy copy (which shall not be required for or constitute notice) to:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

(b) To Galiano:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

with a courtesy copy (which shall not be required for or constitute notice) to:

[Redacted]

Attention: [Redacted]

Email: [Redacted]

Section 5.7 Non-Merger

Each Party hereby agrees that, except as specifically provided for herein, all provisions of this Agreement shall forever survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

Section 5.8 Third Party Beneficiaries

Except in relation to the transferees and assignees contemplated in Section 5.3 and indemnitees in Section 4.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

Section 5.9 Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of British Columbia. Each Party hereby attorns to and accepts the jurisdiction of such courts.

Section 5.10 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

Section 5.11 Time of Essence

Time is of the essence in respect of this Agreement.

Section 5.12 Entire Agreement; Restatement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto, including, without limitation the Existing Registration Rights Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement. For certainty, from and after the effective date hereof, the Existing Registration Rights Agreement shall no longer be of any force or effect.

Section 5.13 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

Section 5.14 Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

Section 5.15 Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

Section 5.16 Amendment

Subject to any provision herein to the contrary, any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Corporation and the Holders.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GALIANO GOLD INC.

Per:
Name:
Title:

GOLD FIELDS NETHERLANDS SERVICES B.V.

Per:
Name:
Title:

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

Per:
Name:
Title:

MARSH HOLDINGS INC.

Per:
Name:
Title:

Signature Page to Amended and Restated Registration Rights Agreement

EXHIBIT D
Termination Agreement

JOINT VENTURE TERMINATION AGREEMENT

This termination agreement (this "Agreement") is made as of [●]

BETWEEN:

Gold Fields Orogen Holding (BVI) Limited, a company existing under the laws of the British Virgin Islands ("GF Orogen")

AND:

Gold Fields Netherlands Services B.V., a company existing under the laws of the Netherlands ("GF Netherlands", and together with GF Orogen, the "Vendors")

AND:

GFI Netherlands B.V., a company existing under the laws of the Netherlands ("GFINBV")

AND:

Galiano Gold Inc., a corporation existing under the laws of the Province of British Columbia (formerly Asanko Gold Inc.) ("Galiano")

AND:

Galiano Gold (Isle of Man) Ltd., a company existing under the laws of the Isle of Man (formerly Asanko Gold (Barbados) Inc., a company existing under the laws of Barbados) ("GG IOM", and together with Galiano, the "Purchasers")

AND:

Shika Group Finance Limited, a corporation existing under the laws of the Isle of Man ("Finco")

AND:

Asanko Gold Ghana Ltd., a corporation existing under the laws of Ghana ("Mineco")

AND:

Adansi Gold Ltd., a corporation existing under the laws of Ghana ("Exploreco")

WHEREAS:

A. the parties hereto are parties to a joint venture companies and shareholders' agreement dated as of July 31, 2018 forming a joint venture for the ownership, funding, management and operation of the Asanko Gold Mine in Ghana through each of Mineco, Exploreco and Finco (the "Joint Venture Agreement");

B. all capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Joint Venture Agreement;

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C. pursuant to a share purchase agreement dated December 20, 2023 (the "Share Purchase Agreement") entered into between the Vendors, the Purchasers and Galiano International (Isle of Man) Ltd., (i) GF Orogen agreed to sell all of its Shares of Finco to GG IOM, and (ii) GF Netherlands agreed to sell all of the shares of GFINBV, which holds 45% of the issued and outstanding Shares of Mineco and 50% of the issued and outstanding Shares of Exploreco, to Galiano (the "Transactions");

D. as a result of the closing of the Transactions, the Shares of all the JV Companies (other than 10% of the issued and outstanding Shares of Mineco which are held by the Government of Ghana) are held directly or indirectly by Galiano or one or more of its Affiliates; and

E. accordingly, the parties desire to terminate the Joint Venture Agreement, all on and subject to the terms and conditions herein contained.

NOW, THEREFORE in consideration of the completion of the Transactions, the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1. Termination

In accordance with section 25.1(1) of the Joint Venture Agreement, the parties hereby agree that the Joint Venture Agreement is hereby terminated with effect as of the date hereof.

2. No Liability for Rehabilitation and Mine Closure Obligations

Notwithstanding Section 25.1(2) of the Joint Venture Agreement, the parties hereby agree that only Article 20, Article 22 and Article 25 of the Joint Venture Agreement shall survive the termination of the Joint Venture Agreement and remain in force and effect pursuant to their respective terms, and for greater certainty, neither of the Vendors nor any of their Affiliates from time to time shall have any obligation of any kind whatsoever in respect of (i) any Mine Closure or Rehabilitation of, (ii) any environmental liabilities relating to, any Mine or the Project Facilities.

3. Further Assurances

Each party shall execute and deliver all such additional documents, instruments, conveyances and assurances and take such further actions as the other party may reasonably request to carry out the provisions hereof and give effect to this Agreement.

4. Benefit of the Agreement

This Agreement will enure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

5. Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

6. Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by a party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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Remainder of Page Intentionally Left Blank

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date set forth above.

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:
Name:
Title:

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED

By:
Name:
Title:

GALIANO GOLD INC.

By:
Name:
Title:

GALIANO GOLD (ISLE OF MAN) LTD.

By:
Name:
Title:

SHIKA GROUP FINANCE LIMITED

By:
Name:
Title:

ASANKO GOLD GHANA LTD.

By:
Name:
Title:

ADANSI GOLD LTD.

By:
Name:
Title:

Signature Page - Joint Venture Termination Agreement

EXHIBIT E
Form of Share Charge

DATED [●]
(1) GALIANO INTERNATIONAL (ISLE OF MAN) LTD as Chargor (2) GOLD FIELDS OROGEN HOLDING (BVI) LIMITED as Security Recipient
SHARE CHARGE in respect of the whole issued share capital of Galiano Gold (Isle of Man) Ltd.

THIS DEED (this "Deed") is dated [●] and made between:

(1) GALIANO INTERNATIONAL (ISLE OF MAN) LTD, a company organised under the laws of Isle of Man with registration number [Redacted], located at [Redacted] as chargor (the "Chargor"); and

(2) GOLD FIELDS OROGEN HOLDING (BVI) LIMITED, a company existing under the laws of the British Virgin Islands as chargee (the "Security Recipient").

RECITALS

(A) The Chargor enters into this Deed in connection with the transaction contemplated by a definitive share purchase and sale agreement dated as of December 20, 2023 and made between the Chargor, the Company (as defined below) and Galiano Gold Inc. as purchaser parties and the Security Recipient and Gold Fields Netherlands Services B.V. as vendors (the "SPA").

(B) It is a requirement of the SPA that the Chargor enters into this Deed.

(C) The board of directors of the Chargor is satisfied that the Chargor is entering into this Deed for the purposes of its business and that its doing so benefits the Chargor.

(D) This document is intended to take effect as a deed of the Chargor notwithstanding the fact that the Security Recipient may only execute it under hand.

AGREED TERMS

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

Capitalised terms defined in the SPA have, unless expressly defined in this Deed, the same meaning in this Deed.  In addition, in this Deed (including the recitals hereto):

"Charged Property" means the Initially Charged Shares and any other Shares of which the Chargor is or becomes the legal or beneficial owner together with all Related Rights.

"Charged Shares" means any Shares from time to time forming part of the Charged Property.

"Company" means Galiano Gold (Isle of Man) Ltd., a company incorporated under the laws of Isle of Man with registration number [Redacted], whose registered office is at [Redacted].

"Delegate" means any person appointed by the Security Recipient or any Receiver pursuant to the terms of this Deed, and any person appointed as attorney of the Security Recipient, or any Receiver or Delegate.

"Discharge Date" means the date on which the Security Recipient determines that all of the Secured Obligations have been unconditionally and irrevocably paid or discharged in full and no further Secured Obligations are capable of arising or being outstanding.

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"Event of Default" means any of the events of default described in section 2.8 of the SPA.

"Initially Charged Shares" means all the Shares specified in Schedule 1 (Initially Charged Shares) to this Deed of which the Chargor is the legal and beneficial owner on the date of this Deed, as described and identified in that Schedule.

"Irrevocable Proxy and Power of Attorney" means a dated irrevocable proxy and power of attorney executed by the Chargor in the form set out in Schedule 3 (Irrevocable Proxy and Power of Attorney) for the general purpose of securing the performance of this Deed and more specifically the proprietary interest of the Security Recipient under it.

"Letter of Resignation" means  an undated, signed letter of resignation in the form set out in Schedule 4 (Letter of Resignation).

"Letter of Undertaking" means a dated signed director letter of undertaking in the form set out in Schedule 6 (Director Letter of Undertaking).

"Party" means a party to this Deed.

"Receiver" a receiver and manager or a receiver (whether appointed pursuant to this Deed, pursuant to any statute, by a court or otherwise) of the Charged Property or any part of it.

"Related Rights" means any:

(a) dividend, interest or other distribution paid or payable in relation to any of the Shares; and

(b) stocks, shares, warrants, securities, right (including put and call options and pre-emption rights), money or property accruing, offered or issued at any time in relation to any Share by way of redemption, substitution, exchange, conversion, bonus, preference or otherwise.

"Secured Obligations" means all monies or other consideration from time to time due or owing, and all other obligations and other actual or contingent liabilities from time to time incurred, by the Company to the Security Recipient in connection with the payment by the Company of the Deferred Consideration in accordance with the terms of the SPA (including, without limitation, pursuant to sections 2.3(2)(b) and 2.3(2)(c), and taking into account section 2.3(3), any acceleration of the due dates thereof pursuant to section 2.8, and any late payment interest referred to in section 2.7 thereof), in whatever currency or form, whether due, owing or incurred alone or jointly with others or as principal, surety or otherwise.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

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"Security Period" means the period starting on the date of this Deed and ending on the Discharge Date.

"Shares" means the shares in the share capital of the Company from time to time.

"SPA" has the meaning given to that term in Recital (A).

"Stock Transfer Form" means a blank, undated stock transfer form in respect of the Charged Shares duly executed as a deed by or on behalf of the Chargor in the form set out in Schedule 2 (Stock Transfer Form).

1.2 Construction

1.2.1 The provisions of Article 1 (Interpretation) of the SPA apply to this Deed as if they were set out in full in this Deed, except that references to the SPA will be construed as references to this Deed. In addition, in this Deed, unless a contrary indication appears any reference to:

(a) "assets" and "property" includes present and future properties, revenues, rights and other assets of every description. Any reference to "an asset" or "property" includes any proceeds of disposal of all or part of that asset or property and any other monies paid or payable in respect of that asset or property and any reference to a particular type or category of assets or property includes any present or future assets or property of that type or category;

(b) an "authorisation" includes an authorisation, consent, approval, resolution and licence;

(c) a "disposal" includes any lease, licence, transfer, sale or other disposal of any kind (with related words being construed accordingly);

(d) a "person" includes any individual, firm, company, corporation, partnership, association, organisation, government, state, agency, trust or other entity (in each case whether or not having separate legal personality);

(e) a "regulation" includes any regulation, order, rule, official directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory or self-regulatory authority or organisation;

(f) the "SPA" or other document is to that document as supplemented, otherwise amended, replaced or novated from time to time (however fundamental that amendment, novation or replacement may be, even if it involves an increase in any amount or rate);

(g) any statute or statutory provision or any provision of law (whether or not embodied in Isle of Man law) includes a reference to that statute or statutory provision or provision of law as from time to time amended, extended, replaced, re-enacted or consolidated and all subordinate legislation made pursuant to it;

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(h) "this Security" means the Security constituted by or pursuant to this Deed;

(i) this Deed includes the Recitals and Schedules which form part of this Deed for all purposes; and

(j) an Event of Default is "continuing" if it has not been waived in writing by the Security Recipient.

1.2.2 Any covenant of the Chargor under this Deed (other than a payment obligation) remains in force during the Security Period and is given for the benefit of the Security Recipient.

1.2.3 If the Security Recipient considers that an amount paid to it under the SPA is capable of being avoided or otherwise set aside on the liquidation or administration of the payor or otherwise, then that amount will not be considered to have been irrevocably paid for the purposes of this Deed.

1.2.4 The index and Clause and Schedule headings are for ease of reference only.

1.2.5 To the extent there is any conflict between the terms of the SPA and this Deed, the terms of the SPA shall prevail.

1.3 Nominees

If the Security Recipient causes or requires the Charged Shares to be registered in the name of a nominee of the Security Recipient, any reference in this Deed to the Security Recipient shall, if the context so permits or requires, be construed as a reference to each of the Security Recipient and such nominee.

1.4 Contracts (Rights of Third Parties) Act 2001

1.4.1 This Deed does not create any right enforceable by any person who is not a party to it (the "Third Party") under the Contracts (Rights of Third Parties) Act 2001, but this Clause 1.4 does not affect any right or remedy of a Third Party which exists or is available apart from that Act.

1.4.2 Notwithstanding any term of this Deed, the consent of any person who is not a party to this Deed is not required for any variation (including any rescission or variation of any rights that such a person may have to enforce any provisions of this Deed) or termination of this Deed.

2 COVENANT TO PAY

The Chargor covenants with the Security Recipient to pay and discharge, or procure the payment or discharge of, each of the Secured Obligations at the time and in the manner provided in the relevant document for their payment or discharge or immediately on demand by the Security Recipient.

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3 GRANT OF SECURITY

3.1 Creation of Charge and Assignment

The Chargor charges in favour of the Security Recipient by way of first fixed charge the Charged Property and assigns absolutely to the Security Recipient by way of security all of the rights, title and interest which it has now or at any time to the Charged Property as continuing security for the payment and discharge of the Secured Obligations.

3.2 Perfection

Immediately upon execution of this Deed, the Chargor shall deposit with the Security Recipient:

3.2.1 all share certificates and other documents of title relating to the Initially Charged Shares together with Stock Transfer Forms in respect of the Initially Charged Shares;

3.2.2 an Irrevocable Proxy and Power of Attorney;

3.2.3 a Letter of Resignation from each of the directors of the Company; and

3.2.4 a Letter of Undertaking from each of the directors of the Company.

3.3 Notices to the Company

After executing this Deed, the Chargor will:

3.3.1 promptly give notice to the Company of the charge created by this Deed, such notice to be in the form set out in Part 1 of Schedule 5 (Notice of Share Charge) (or other form approved by the Security Recipient), and deliver to the Security Recipient a certified copy of that notice; and

3.3.2 use all reasonable endeavours to ensure that the Company acknowledges the notice served on it pursuant to clause (a) above in the form set out in Part 2 of Schedule 5 (Notice of Share Charge) (or other form approved by the Security Recipient).

3.4 Further Shares

Upon its becoming the beneficial or registered owner of any Charged Shares (other than the Initially Charged Shares) the Chargor shall ensure that such Charged Shares (unless already so registered) are registered in the name of the Chargor and shall promptly notify the Security Recipient of such circumstances and deposit with the Security Recipient:

3.4.1 any share certificates and other documents of title representing such Charged Shares together with Stock Transfer Forms in respect of such Charged Shares; and

3.4.2 an Irrevocable Proxy and Power of Attorney in respect of such Charged Shares.

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3.5 Appointment of Officers

The Chargor will deliver, or procure there to be delivered, to the Security Recipient immediately upon the appointment of any other director of the Company a Letter of Resignation and a Letter of Undertaking from that director.

4 REPRESENTATIONS AND WARRANTIES

4.1 General

The Chargor makes the representations and warranties set out in this Clause 4 to the Security Recipient and acknowledges that the Security Recipient has entered into this Deed in reliance on those representations and warranties.

4.2 Status

It is a limited liability company, duly incorporated and validly existing under the laws of the Isle of Man.

4.3 Binding obligations and security

4.3.1 The obligations expressed to be assumed by it in this Deed are legal, valid, binding and enforceable obligations.

4.3.2 This Deed creates the Security which it purports to create and those Security are valid and effective.

4.4 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, this Deed do not and will not conflict with:

4.4.1 any law or regulation applicable to it;

4.4.2 its constitutional documents; or

4.4.3 any agreement or other document binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or other document.

4.5 Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Deed and the transactions contemplated by it. No limit on its powers will be exceeded as a result of the performance of its obligations under this Deed.

4.6 Validity and admissibility in evidence

All authorisations required or desirable:

4.6.1 to enable it lawfully to enter into, exercise its rights and comply with its obligations under this Deed; and

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4.6.2 to make this Deed admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

4.7 No filing or stamp taxes

No stamp registration duty or similar tax or charge is payable under the laws of its jurisdiction of incorporation in respect of this Deed.

4.8 No insolvency proceedings

It has not taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened against it for its winding up, dissolution, administration, liquidation or reorganisation or for the appointment of a receiver, administrator, administrative receiver, liquidator, trustee, manager or similar officer of it or of any or all of its assets or revenues.

4.9 Charged Property

4.9.1 The Chargor is the sole legal and beneficial owner of the Charged Property, free from any other Security.

4.9.2 The Charged Shares are: (a) fully paid or credited as fully paid, (b) not subject to any option, warrant or other similar right to subscribe or purchase the Charged Shares, (c) freely transferable with no consents being required to the transfer or its registration; and (d) not subject to any calls which remain unpaid.

4.9.3 The Shares represent the whole of the issued share capital of the Company.

4.9.4 The constitutional documents of the Company do not:

(a) restrict or inhibit any transfer of the Shares on creation or enforcement of this Security; or

(b) contain any rights of pre-emption or similar.

4.10 Avoidance of security

This Security is not liable to be avoided, or otherwise set aside, on the liquidation or administration of the Chargor or otherwise.

4.11 Times for making representations and warranties

The representations and warranties set out in Clause 4.2 to Clause 4.10 (inclusive) are made by the Chargor on the date of this Deed and are deemed to be repeated on each day during the Security Period by reference to the facts and circumstances existing at the date the representation or warranty is made or deemed to be repeated.

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5 COVENANTS

5.1 Negative pledge and disposals restriction

The Chargor shall not at any time:

5.1.1 create, purport to create or permit to subsist any Security on, or in relation to, any Charged Property; and

5.1.2 sell or otherwise dispose (or agree to dispose) of all or any part of the Charged Property,

except as expressly permitted by section 7.1(2) of the SPA.

5.2 Preservation of Charged Property

The Chargor shall not do, or permit to be done, any act or thing that would or might depreciate, jeopardise or otherwise prejudice this Security or diminish the value of any of the Charged Property or the effectiveness of this Security.

5.3 Enforcement of Rights

The Chargor shall use its reasonable endeavours to enforce any rights and institute, continue or defend any proceedings relating to the Charged Property which the Security Recipient may require from time to time.

6 LIABILITY OF THE CHARGOR

6.1 Liability not discharged

The Chargor's liability under this Deed in respect of any of the Secured Obligations shall not be discharged, prejudiced or affected by:

6.1.1 any security, guarantee, indemnity, remedy or other right held by, or available to, the Security Recipient that is or becomes wholly or partially illegal, void or unenforceable on any ground;

6.1.2 the Security Recipient renewing, determining, varying or increasing any transaction in any manner or concurring in, accepting or varying any compromise, arrangement or settlement, or omitting to claim or enforce payment from any other person; or

6.1.3 any other act or omission, which but for this Clause 6.1 might have discharged, or otherwise prejudiced or affected, the liability of the Chargor.

6.2 Immediate recourse

The Chargor waives any right it may have to require the Security Recipient (or trustee or agent on its behalf) to enforce any security or other right, or claim any payment from, or otherwise proceed against, any other person before enforcing this Deed against the Chargor. This waiver applies irrespective of any law or any provision of any Security Document to the contrary.

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7 POWERS OF THE SECURITY RECIPIENT

7.1 Power to remedy

7.1.1 The Security Recipient shall be entitled (but shall not be obliged) to remedy, at any time, a breach by the Chargor of any of its obligations contained in this Deed.

7.1.2 The Chargor irrevocably authorises the Security Recipient and its agents to do all such things as are necessary or desirable for that purpose.

7.1.3 Any monies expended by the Security Recipient in remedying a breach by the Chargor of its obligations contained in this Deed, shall be reimbursed by the Chargor to the Security Recipient on a full indemnity basis.

7.2 Security Recipient has Receiver's powers

To the extent permitted by law, any right, power or discretion conferred by this Deed on a Receiver may, after this Security has become enforceable, be exercised by the Security Recipient in relation to the Charged Property whether or not it has taken possession of any Charged Property and without first appointing a Receiver or notwithstanding the appointment of a Receiver.

7.3 No Duties

The Security Recipient shall not, in respect of any of the Charged Property, have any duty or incur any liability for:

7.3.1 ascertaining or taking action in respect of any calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Charged Property or the nature or sufficiency of any payment whether or not the Security Recipient has or is deemed to have knowledge of such matters; or

7.3.2 taking any necessary steps to preserve rights against prior parties or any other rights relating to any of the Charged Property.

7.4 Conversion of currency

7.4.1 For the purpose of, or pending the discharge of, any of the Secured Obligations, the Security Recipient may convert any monies received, recovered or realised by it under this Deed (including the proceeds of any previous conversion under this Clause 7.4) from their existing currencies of denomination into such other currencies of denomination as the Security Recipient may think fit.

7.4.2 Any such conversion shall be effected at the rate of exchange for such other currency against the existing currency selected by the Security Recipient.

7.5 Indulgence

The Security Recipient may, at its discretion, grant time or other indulgence or make any other arrangement, variation or release with any person not being a party to this Deed (whether or not such person is jointly liable with the Chargor) in respect of any of the Secured Obligations or of any other security for them without prejudice either to this Deed or to the liability of the Chargor for the Secured Obligations.

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8 ENFORCEMENT OF SECURITY

8.1 Enforcement

On or at any time after the occurrence of an Event of Default which is continuing this Security shall become immediately enforceable and the Security Recipient may enforce all or any part of this Security, and its rights under this Deed, at the times, in the manner and on the terms it thinks fit, in its absolute discretion, and take possession of and hold or dispose of all or any part of the Charged Property.

8.2 Enforcement powers

At any time after this Security has become enforceable:

8.2.1 the Security Recipient may (without notice to the Chargor) and without prejudice to any other remedy which may be available to it, sell or otherwise dispose of the Charged Property or any part of it and shall be entitled to apply the proceeds of such sale or other disposal in paying the costs of such sale or disposal and thereafter in or towards the discharge of the Secured Obligations or otherwise as provided for in this Deed; and

8.2.2 the Security Recipient shall be entitled to complete any Stock Transfer Forms then held by the Security Recipient pursuant to this Deed in the name of the Security Recipient, a Receiver appointed under this Deed or a purchaser from the Security Recipient and the Chargor shall do whatever the Security Recipient requires in order to procure the prompt registration of such transfer and the prompt issue of a new certificate or certificates for the relevant Charged Shares in the name of the Security Recipient or such Receiver or purchaser.

8.3 Prior Security

8.3.1 At any time after an Event of Default has occurred and is continuing, or after any powers conferred by any Security having priority to this Deed shall have become exercisable, the Security Recipient may:

(a) redeem such or any other prior Security;

(b) procure the transfer of that Security to it; and

(c) settle and pass any account of the holder of any prior Security.

8.3.2 Any accounts so settled and passed shall be, in the absence of any manifest error, conclusive and binding on the Chargor. All monies paid by the Security Recipient to an encumbrancer in settlement of such an account shall, as from its payment by the Security Recipient, be due from the Chargor to the Security Recipient on current account and shall bear interest at the default rate of interest, if any, specified in the SPA and be secured as part of the Secured Obligations.

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8.4 Protection of third parties

No purchaser, mortgagee or other person dealing with the Security Recipient, any Receiver or Delegate shall be concerned to enquire:

8.4.1 whether any of the Secured Obligations have become due or payable, or remain unpaid or undischarged;

8.4.2 whether any power the Security Recipient, a Receiver or Delegate is purporting to exercise has become exercisable or is properly exercisable; or

8.4.3 how any money paid to the Security Recipient, any Receiver or any Delegate is to be applied.

8.5 Privileges

Each Receiver and the Security Recipient is entitled to all the rights, powers, privileges and immunities conferred by the laws applicable to mortgagees and receivers.

8.6 No liability as mortgagee in possession

Neither the Security Recipient nor any Receiver or Delegate shall in any circumstances by reason of it being registered as the holder of any Charged Property or for any other reason whatever, and whether as mortgagee in possession or on any other basis whatever, be liable to account to the Chargor for anything except the Security Recipient's, Receiver's or Delegate's own actual receipts or be liable to the Chargor for any loss or damage arising from any realisation of any Charged Property or from any act, default or omission of the Security Recipient, Receiver or Delegate in relation to any Charged Property or from any exercise or non-exercise by the Security Recipient, the Receiver or the Delegate of any power, authority or discretion conferred upon it in relation to any Charged Property by or pursuant to this Deed unless such loss or damage is caused by the Security Recipient's, Receiver's or Delegate's own fraud or gross negligence.

8.7 Conclusive discharge to purchasers

The receipt of the Security Recipient or any Receiver or Delegate shall be a conclusive discharge to a purchaser and, in making any sale or other disposal of any of the Charged Property or in making any acquisition in the exercise of their respective powers, the Security Recipient, every Receiver and Delegate may do so for such consideration, in such manner and on such terms as it or he thinks fit. Upon the sale of any Charged Property, the Chargor will not have any right or claim against the Security Recipient or any Receiver or any Delegate in respect of any loss arising out of such sale however such loss may have been caused and whether or not a better price could or might have been obtained on the sale of such Charged Property by either deferring or advancing the date of such sale or for any other reason.

8.8 Voting rights and dividends - after an Event of Default

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After an Event of Default has occurred and is continuing, the Security Recipient may at its discretion (in the name of the Chargor and without any further consent or authority from the Chargor and irrespective of any direction given by the Chargor):

8.8.1 exercise or refrain from exercising (or direct its nominee to exercise or refrain from exercising) all voting rights and any other powers or rights in respect of the Charged Property, and the Chargor shall comply, or procure compliance, with any directions of the Security Recipient in respect of the exercise of those voting and other rights and powers;

8.8.2 apply all dividends, interest or other monies paid or payable in respect of the Charged Property in accordance with Clause 12 (Application of Proceeds);

8.8.3 complete all instruments of transfer held by it in relation to the Charged Property in favour of itself or such other person as it may select and have the Charged Property transferred into its name or the name of its nominee or, as applicable, into an account in its own name or the name of its nominee; and

8.8.4 in addition to any other power created under this Deed, exercise or refrain from exercising (or direct its nominee to exercise or refrain from exercising) all the powers and rights conferred on or exercisable by the legal or beneficial owner of the Charged Property.

9 RECEIVER

9.1 Appointment

At any time after an Event of Default has occurred and is continuing, or at the request of the Chargor, the Security Recipient may, without further notice, appoint by way of deed, or otherwise in writing, any one or more person or persons to be a receiver, or a receiver and manager, of all or any part of the Charged Property. Where two or more persons are appointed as Receivers under or pursuant to this Deed any act authorised to be done by the Receivers may be done by all of them acting jointly or by any one or more of them acting severally.

9.2 Removal

The Security Recipient may, without further notice, from time to time, by way of deed, or otherwise in writing, remove any Receiver appointed by it and may, whenever it thinks fit, appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated.

9.3 Remuneration

The Security Recipient may fix the remuneration of any Receiver appointed by it and the remuneration of the Receiver shall be a debt secured by this Deed, which shall be due and payable immediately on its being paid by the Security Recipient.

9.4 Power of appointment additional to statutory powers

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The power to appoint a Receiver conferred by this Deed shall be in addition to all statutory and other powers of the Security Recipient under the applicable laws.

9.5 Power of appointment exercisable despite prior appointments

The power to appoint a Receiver (whether conferred by this Deed or by statute) shall be, and remain, exercisable by the Security Recipient despite any prior appointment in respect of all or any part of the Charged Property.

9.6 Agent of the Chargor

Any Receiver appointed by the Security Recipient under this Deed shall be the agent of the Chargor and the Chargor shall be solely responsible for the contracts, engagements, acts, omissions, defaults, losses and remuneration of that Receiver and for liabilities incurred by that Receiver. The agency of each Receiver shall continue until the Chargor goes into liquidation and after that the Receiver shall act as principal and shall not become the agent of the Security Recipient.

10 POWERS OF RECEIVER

10.1 General

10.1.1 Any Receiver appointed by the Security Recipient under this Deed shall, in addition to the powers conferred on him by law or statute, have the powers set out in Clause 10.2 (Employ personnel and advisers) to Clause 10.14 (Incidental powers).

10.1.2 If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Deed individually and to the exclusion of any other Receiver.

10.1.3 Any exercise by a Receiver of any of the powers given by Clause 10 may be on behalf of the Chargor, the directors of the Chargor or himself.

10.2 Employ personnel and advisers

A Receiver may provide services and employ or engage such managers, officers, servants, contractors, workmen, agents, other personnel and professional advisers on such terms and subject to such conditions as he thinks fit. A Receiver may discharge any such person or any such person appointed by the Chargor.

10.3 Remuneration

A Receiver may charge and receive such sum by way of remuneration (in addition to all costs, charges and expenses incurred by him) as the Security Recipient may prescribe or agree with him.

10.4 Realise Charged Property

A Receiver may collect and get in the Charged Property or any part of it or them in respect of which he is appointed, and make such demands and take such proceedings as may seem expedient for that purpose, and take possession of the Charged Property with like rights.

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10.5 Dispose of Charged Property

A Receiver may sell, exchange, convert into money and realise all or any of the Charged Property in respect of which he is appointed in such manner (including by public auction or private sale) and generally on such terms and conditions as he thinks fit. Any such sale may be for such consideration as the Receiver thinks fit and a Receiver may promote, or concur in promoting, a company to purchase the Charged Property to be sold.

10.6 Valid receipts

A Receiver may give valid receipt for all monies and execute all assurances and things which may be proper or desirable for realising any of the Charged Property.

10.7 Make settlements

A Receiver may make any arrangement, settlement or compromise between the Chargor and any other person which he may think expedient.

10.8 Bring proceedings

A Receiver may bring, prosecute, enforce, defend and abandon all actions, suits and proceedings in relation to any of the Charged Property as he thinks fit.

10.9 Powers implied by law

All powers conferred on mortgagees or receivers in law shall apply to this Security except in so far as they are expressly or impliedly excluded and where there is any ambiguity or conflict between such powers and those contained in this Security the terms of this Security shall prevail.

10.10 Borrow

A Receiver may, for any of the purposes authorised by this Clause 10, raise money by borrowing from the Security Recipient (or from any other person) either unsecured or on the security of all or any of the Charged Property in respect of which he is appointed on such terms as he thinks fit (including, if the Security Recipient consents, terms under which such security ranks in priority to this Deed).

10.11 Redeem prior Security

A Receiver may redeem any prior Security and settle and pass the accounts to which this Security relates. Any accounts so settled and passed shall be, in the absence of any manifest error, conclusive and binding on the Chargor, and the monies so paid shall be deemed to be an expense properly incurred by the Receiver.

10.12 Delegation

A Receiver may delegate his powers in accordance with this Deed.

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10.13 Absolute beneficial owner

A Receiver may, in relation to any of the Charged Property, exercise all powers, authorisations and rights he would be capable of exercising, and do all such acts and things, as an absolute beneficial owner could exercise or do in the ownership and management of the Charged Property or any part of the Charged Property.

10.14 Incidental powers

A Receiver may do all such other acts and things:

10.14.1 as he may consider desirable or necessary for realising any of the Charged Property;

10.14.2 as he may consider incidental or conducive to any of the rights or powers conferred on a Receiver under or by virtue of this Deed or law; and

10.14.3 which he lawfully may or can do as agent for the Chargor.

11 DELEGATION

11.1 Delegation

The Security Recipient or any Receiver may delegate (either generally or specifically) by power of attorney or in any other manner to any person any right, power, authority or discretion conferred on it by this Deed (including the power of attorney granted under Clause 15.1 (Appointment of Attorneys)).

11.2 Terms

Any delegation may be made on such terms and conditions (including the power to sub-delegate) as the Security Recipient or any Receiver may think fit.

11.3 Liability

Neither the Security Recipient nor any Receiver shall be in any way liable or responsible to the Chargor for any loss or liability arising from any act, default, omission or misconduct on the part of any Delegate.

12 APPLICATION OF PROCEEDS

12.1 Order of application of proceeds

All monies received by the Security Recipient, a Receiver or a Delegate pursuant to this Deed after this Security has become enforceable shall be applied in accordance with the provisions of the SPA.

12.2 Appropriation

None of the Security Recipient, any Receiver or any Delegate shall be bound to pay or appropriate any receipt or payment first towards interest rather than principal or otherwise in any particular order between any of the Secured Obligations.

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12.3 Suspense account

All monies received by the Security Recipient, a Receiver or a Delegate under this Deed:

12.3.1 may, at the discretion of the Security Recipient, Receiver or Delegate, be credited to any suspense or securities realised account;

12.3.2 shall bear interest at such rate, if any, as may be agreed in writing between the Security Recipient and the Chargor; and

12.3.3 may be held in such account for so long as the Security Recipient, Receiver or Delegate thinks fit.

13 COSTS AND INDEMNITY

13.1 Costs

Without duplication of any equivalent provision in the SPA, the Chargor shall pay to, or reimburse, the Security Recipient and any Receiver on demand, on a full indemnity basis, all reasonable and documented costs, charges and expenses (including legal, printing and out-of-pocket expenses) incurred by the Security Recipient, any Receiver or any Delegate in connection with:

13.1.1 enforcing (or attempting to do so) any of the Security Recipient's, a Receiver's or a Delegate's rights under this Deed; or

13.1.2 taking proceedings for, or recovering, any of the Secured Obligations,

together with interest, which shall accrue and be payable (without the need for any demand for payment being made) from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, liquidation, winding up or administration of the Chargor) at the rate and in the manner specified in the SPA.

13.2 Indemnity

13.2.1 Without duplication of any equivalent provision in the SPA, the Chargor shall indemnify the Security Recipient, each Receiver and each Delegate, and their respective employees and agents, on a full indemnity basis against any reasonable and documented cost, charge, expense, loss, liability or damage incurred by any of them (other than as a result of that person's wilful default or gross negligence) as a result of:

(a) the exercise or purported exercise of any of the rights, powers, authorities or discretions vested in them under this Deed or by law in respect of the Charged Property; or

(b) enforcing (or attempting to do so) this Security.

13.2.2 Any past or present employee or agent may enforce the terms of this Clause 13.2 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 2001.

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14 FURTHER ASSURANCE

The Chargor shall, at its own expense, take whatever action the Security Recipient or any Receiver may reasonably require:

14.1.1 for creating, perfecting or protecting the Security intended to be created by this Deed;

14.1.2 for facilitating the realisation of any of the Charged Property;

14.1.3 for facilitating the exercise of any right, power, authority or discretion exercisable by the Security Recipient or any Receiver in respect of any of the Charged Property; and

14.1.4 to confer on the Security Recipient Security over the Charged Property (in whatever jurisdiction situated) equivalent or similar to the Security intended to be conferred by this Deed,

including if the Security Recipient or Receiver thinks it expedient, the execution of any transfer, conveyance, assignment or assurance of all or any of the assets forming part of, or intended to form part of, the Charged Property (whether to the Security Recipient or to its nominee) and the giving of any notice, order or direction and the making of any registration.

15 POWER OF ATTORNEY

15.1 Appointment of attorneys

By way of security, following (a) the occurrence of an Event of Default which is continuing, or (b) delivery of a written notice from the Security Recipient to the Chargor where the Chargor has failed to execute any documents or do any acts and things that the Chargor is required to execute or do under this Deed which failure is continuing following a cure period of ten (10) Business Days following the delivery of such written notice, the Chargor irrevocably appoints the Security Recipient, every Receiver and every Delegate separately to be the attorney of the Chargor and, in its name, on its behalf and as its act and Deed, to execute any documents and do any acts and things that:

15.1.1 the Chargor is required to execute and do under this Deed; and/or

15.1.2 any attorney deems proper or desirable in exercising any of the rights, powers, authorities and discretions conferred by this Deed or by law on the Security Recipient, any Receiver or any Delegate.

15.2 Ratification of acts of attorneys

The Chargor ratifies and confirms, and agrees to ratify and confirm, anything which any of its attorneys may do in the proper and lawful exercise, or purported exercise, of all or any of the rights, powers, authorities and discretions referred to in Clause 15.1 (Appointment of attorneys).

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16 RELEASE

Subject to Clause 18.3 (Discharge Conditional), on the Discharge Date (but not otherwise), the Security Recipient shall, at the request and cost of the Chargor, take whatever action is necessary to release the Charged Property from this Security.

17 ASSIGNMENT AND TRANSFER

Neither Party may assign or transfer the whole or any part of its rights and/or obligations under this Deed to any person other than in in connection with an assignment of rights and/or obligations under the SPA by such Party to such person which is permitted by section 13.11 of the SPA, and where such assignment is to an Affiliate of the assigning Party, such assignment shall not relieve the assigning Party of any of its obligations under this Deed.

18 FURTHER PROVISIONS

18.1 Independent security

This Deed shall be in addition to, and independent of, every other security or guarantee which the Security Recipient may hold for any of the Secured Obligations at any time. No prior Security held by the Security Recipient over the whole or any part of the Charged Property shall merge in the security created by this Deed.

18.2 Continuing security

This Deed shall remain in full force and effect as a continuing security for the payment and discharge of the Secured Obligations and will extend until the Secured Obligations have been irrevocably paid in full, despite any settlement of account, or intermediate payment, or other matter or thing, unless and until the Security Recipient discharges this Deed in writing.

18.3 Discharge conditional

Any release, discharge or settlement between the Chargor and the Security Recipient shall be deemed conditional on no payment or security received by the Security Recipient in respect of the Secured Obligations being avoided, reduced or ordered to be refunded pursuant to any law relating to insolvency, bankruptcy, winding up, administration, receivership or otherwise. Despite any such release, discharge or settlement:

18.3.1 the Security Recipient or its nominee may retain this Deed and the security created by or pursuant to it, including all certificates and documents relating to the whole or any part of the Charged Property, for such period as the Security Recipient deems necessary to provide the Security Recipient with security against any such avoidance, reduction or order for refund; and

18.3.2 the Security Recipient may recover the value or amount of such security or payment from the Chargor subsequently as if such release, discharge or settlement had not occurred.

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18.4 Certificates

A certificate or determination by the Security Recipient as to any amount for the time being due to it from the Chargor shall be, in the absence of any manifest error, conclusive evidence of the amount due.

18.5 Rights cumulative

The rights and remedies of the Security Recipient conferred by this Deed are cumulative, may be exercised as often as the Security Recipient considers appropriate, and are in addition to its rights and remedies under the general law.

18.6 Variations and waivers

Any waiver or variation of any right or remedy (whether arising under this Deed or under the general law), or any consent given under this Deed, is only be effective if it is in writing and signed by the waiving, varying or consenting party, and applies only in the circumstances for which it was given, and shall not prevent the party giving it from subsequently relying on the relevant provision.

18.7 Further exercise of rights

No act or course of conduct or negotiation by or on behalf of the Security Recipient shall, in any way, preclude the Security Recipient from exercising any right or remedy under this Deed or constitute a suspension or variation of any such right or remedy.

18.8 Delay

No delay or failure to exercise any right or remedy under this Deed shall operate as a waiver.

18.9 Single or partial exercise

No single or partial exercise of any right or remedy under this Deed shall prevent any further or other exercise of that right or remedy, or the exercise of any other right or remedy under this Deed.

18.10 Partial invalidity

The invalidity, unenforceability or illegality of any provision (or part of a provision) of this Deed under the laws of any jurisdiction shall not affect the validity, enforceability or legality of the other provisions. If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with any modifications necessary to give effect to the commercial intention of the parties.

18.11 Security Recipient's rights

18.11.1 Any rights conferred by this Deed upon a Receiver may be exercised by the Security Recipient, or to the extent permitted by law, an administrator on or after an Event of Default has occurred and is continuing, whether or not the Security Recipient shall have taken possession or appointed a Receiver of the Charged Property.

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18.11.2 The Security Recipient may delegate in any manner to any person any rights exercisable by the Security Recipient under this Deed.  Any such delegation may be made upon such terms and conditions (including power to sub-delegate) as the Security Recipient thinks fit.

18.12 Counterparts

This Deed may be executed and delivered in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document. Transmission of an executed counterpart of this Deed or the executed signature page of a counterpart of this Deed by fax or email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this Deed.

18.13 Limited Recourse

Notwithstanding any other provision contained in this Deed or the SPA save for the liabilities of the Chargor in connection with Clause 13 (Costs and Indemnity) which shall be excluded from the limitations set out in this Clause 18.13 (Limited Recourse):

18.13.1 the liability of the Chargor in respect of the Secured Obligations under this Deed shall always be limited to the realisable value of the Charged Property and, accordingly, the Security Recipient shall be entitled to have recourse only to the Charged Property and, for the avoidance of doubt, shall not be entitled to make, take or enforce any right, power, remedy, proceeding or step for the winding up, dissolution, administration or reorganisation of the Chargor; and

18.13.2 the Secured Liabilities shall be recoverable by the Security Recipient solely from the enforcement (by whatever means) of the Security over the Charged Property and to the extent only from the monies thereby arising so that no part of the Secured Obligations shall be recoverable from the Chargor by means of any other action or proceeding of whatever nature against either the Chargor personally or any asset of the Chargor other than those charged under or pursuant to this Deed.

18.14 Security not Enforceable

Unless and until the Security has become enforceable and only in accordance with the terms of the SPA and this Deed, the Chargor shall continue to be entitled to receive and retain all dividends, interest and other monies arising from the Charged Property.

19 NOTICES

Each notice or other communication required to be given under or in connection with this Deed shall be made in accordance with the provisions of the SPA.

20 GOVERNING LAW AND JURISDICTION

20.1 Governing law

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This Deed and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of Isle of Man.

20.2 Jurisdiction

20.2.1 The parties to this Deed irrevocably agree that, subject as provided below, the courts of Isle of Man shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Deed or its subject matter or formation (including non-contractual disputes or claims, "Disputes") and, for such purposes, irrevocably submit to the exclusive jurisdiction of such courts.

20.2.2 The Chargor irrevocably waives any objection which it may have at any time to proceedings being brought or Disputes being settled in the courts of the Isle of Man and agrees not to claim that any such court is not a convenient or appropriate forum.

20.2.3 Nothing in this Clause shall limit the right of the Security Recipient to take proceedings against the Chargor in any other court of competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdictions, whether concurrently or not, to the extent permitted by the law of such other jurisdiction.

20.3 General Consent

The Chargor consents generally in respect of any proceedings relating to a Dispute to the giving of any relief or the issue of any process in connection with such proceedings including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in such proceedings.

20.4 Waiver of Immunity

To the extent that the Chargor may in any jurisdiction claim for itself or its assets or revenues immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself, its assets or revenues such immunity (whether or not claimed), the Chargor irrevocably agrees not to claim, and irrevocably waives, such immunity to the full extent permitted by the laws of such jurisdiction.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

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SCHEDULE 1

THE INITIALLY CHARGED SHARES

Number of Shares	Share type and value	Certificate number
[ ] shares in Galiano Gold (Isle of Man) Ltd

Sch-1

SCHEDULE 2

STOCK TRANSFER FORM

[The form to be inserted in the final version]

Sch-2

SCHEDULE 3

IRREVOCABLE PROXY AND POWER OF ATTORNEY

[PARTY] (the "Chargor") being the registered, legal and beneficial owner of [●] shares (represented by share certificate number[s] [NUMBER])(the "Shares") of [name of the Company] (a company incorporated in the Isle of Man with company number [Number]) (the "Company") MAKES CONSTITUTES AND APPOINTS of [Name of Security Recipient] (the "Security Recipient"), any persons deriving title under it and any receiver appointed by it pursuant to the Charge (as defined below) and with full power of substitution as the true and lawful attorney and proxy of the Chargor to convene meetings of the shareholders of the Company in accordance with the articles of association and appear, act and vote upon and in all matters which may arise at any such meetings and any other meetings of the shareholders of the Company and at any adjournments thereof and to take any and all such action by unanimous written consent in lieu of such meetings for the transaction of any business which may and lawfully come or have come before any such meetings (including, without limitation, the removal of all or any directors or officers of the Company, with or without cause) as fully as the Chargor could do if personally present and to waive notice of any such meetings, revoking with effect from the date hereof all or any proxies and/or powers of attorney previously given in favour of any other person or persons in relation to the Shares.

The Chargor ratifies and confirms all that the Security Recipient, any receiver appointed as aforesaid or any substitute or substitutes shall do or cause to be done by virtue of this Proxy and Power of Attorney.

The Shares have been charged to the Security Recipient by a shares charge dated [Date] (as the same may from time to time be amended, restated, varied, extended, supplemented or novated) (the "Charge") and this Proxy and Power of Attorney is given by way of security and shall remain irrevocable for as long as any moneys secured by the Charge remain outstanding.

IN WITNESS OF WHICH this Proxy and Power of Attorney is duly executed as a deed on [Date].

EXECUTED as a DEED by [Chargor]	___________________________________ Director

acting by:	___________________________________ Director

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SCHEDULE 4

LETTER OF RESIGNATION

[Name of the Company](the "Company")
[Registered office address]

[Date]

Dear Sirs

I, [Name of the director] resign from my position as a Director of the Company with effect from the date of this letter.

I acknowledge and confirm that 1 have no claim or right of action of any kind outstanding for compensation or otherwise against the Company or any of its officers or employees in respect of the termination of my office or otherwise. To the extent that any such claim exists or may exist, I irrevocably waive such claim and release the Company, its officers and employees from any liability in respect thereof.

(Individual director)

SIGNED as a DEED by [Director]	___________________________________
In the presence of: Witness signature: Witness name: Address: Occupation:

(Corporate director)

EXECUTED as a DEED by [Director]	___________________________________ Director

acting by:	___________________________________ [Director/Secretary]

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SCHEDULE 5

NOTICE OF SHARE CHARGE

Part 1 - Notice

[Name of the Company](the "Company")

[Address]

[Date]

Dear Sirs

1. We give you notice that, by a shares charge dated [Date] attached hereto (such shares charge, as the same may have been or may from time to time be amended, varied, supplemented, novated or replaced being referred to hereinafter as the "Shares Charge") and made between [insert details of the Chargor] and [insert details of the Security Recipient] (the "Security Recipient") we charged by way of a first charge all our right title and interest in and to the Charged Property to the Security Recipient, including all of our right, title and interest in and to [[...] ordinary] shares in the capital of the Company (together the "Securities"). This notice is given pursuant to the Shares Charge. Terms defined in the Shares Charge have the same meaning when used in this notice, except when defined herein.

2. We irrevocably instruct that:

(a) you must notify the Security Recipient in the event that you receive notice of any other third party interest of any nature in the Securities or if you receive any request to register any transfer in respect of any of the Securities; and

(b) following your being notified that the security constituted by the Shares Charge has become enforceable you must hold all dividend and interest payments deriving from the Securities to the order of the Security Recipient.

3. We also request that you irrevocably confirm to us and the Security Recipient that you will, following your being notified that the security constituted by the Shares Charge has become enforceable, promptly approve and effect the registration in the members' register of the Company of any transfer of any of the Securities made to, or to the order of, the Security Recipient pursuant to the Shares Charge in accordance with the Articles of Association of the Company.

4. So far as it is within your power to do so, you will not at any time register, or participate in the registration of, any transfer of Securities in the Company, or issue, or participate in the issue of, new share certificates in respect of any shares constituting any part of the Securities or other documents evidencing title thereto, consequent upon any transfer, without the prior written consent of the Security Recipient.

5. Upon being instructed to do so in writing by the Security Recipient you will promptly register, or participate in the registration of, any transfer of Securities in the Company and will promptly issue, or participate in the issue of, new share certificates in respect of any shares constituting any part of the Securities or other documents evidencing title thereto, consequent upon any such transfer.

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6. Please confirm to the Security Recipient that all shares constituting part of the Securities are fully paid and that you have not received notice of any other third party interest in respect of any of the Securities.

7. Please also note that these instructions cannot be revoked or varied without the prior written consent of the Security Recipient.

8. This letter is governed by and shall be construed in accordance with Isle of Man law.

Would you please confirm your agreement to the above by signing and sending the enclosed acknowledgement to the Security Recipient at [Address] with a copy to ourselves.

Yours faithfully

_________________________

For and on behalf of [Chargor]

By: [Print name]

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Part 2 - Acknowledgement

[Name of Security Recipient] (the "Security Recipient")

[Address]

Copy to:

[Chargor]

[Date]

Dear Sirs

1. We confirm receipt from [name of Chargor] (the "Chargor") of a notice dated [Date] (the "Notice") given pursuant to the terms of a Shares Charge attached thereto dated [Date](such shares charge, as the same may have been or may from time to time be amended, varied, supplemented, novated or replaced being referred to hereinafter as the "Shares Charge") and made between (1) the Chargor and (2) the Security Recipient.

2. We confirm that we accept each of the instructions and authorisations contained in the Notice and we undertake to act in accordance and comply with the terms of the Notice.

3. We irrevocably confirm to you that we will, following our being notified by you that the security constituted by the Shares Charge has become enforceable, promptly approve and effect the registration in the members' register of the Company of any transfer of any of the Securities made to, or to the order of, the Security Recipient pursuant to the Shares Charge in accordance with the Articles of Association of the Company.

4. So far as it is within our power to do so, we will not at any time register, or participate in the registration of, any transfer of Securities in the Company, or issue, or participate in the issue of, new share certificates in respect of any shares constituting any part of the Securities or other documents evidencing title thereto, consequent upon any transfer, without the prior written consent of the Security Recipient.

5. Upon being instructed to do so in writing by the Security Recipient we will promptly register, or participate in the registration of, any transfer of Securities in the Company and will promptly issue, or participate in the issue of, new share certificates in respect of any shares constituting any part of the Securities or other documents evidencing title thereto, consequent upon any such transfer.

6. We confirm that all shares constituting part of the Securities are fully paid and that we have not at the date of this letter received notice of any other third party interest in respect of any of the Securities.

7. Terms defined in the Shares Charge and the Notice have the same meaning when used in this letter, except when defined herein.

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8. This letter is governed by and shall be construed in accordance with Isle of Man law.

Yours faithfully

_________________________

For and on behalf of [Company]

By: [Print name]

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SCHEDULE 6

DIRECTOR LETTER OF UNDERTAKING

[Name of Security Recipient] (the "Security Recipient")

[Address]

[Date]

Dear Sirs

[Company name] (the "Company")

[I][We], the undersigned, being a Director of the Company refer to the following documents, copies of which I have inspected:

(a) the definitive share purchase and sale agreement dated [date] 2023 and made between [and Galiano Gold Inc., the Chargor (as defined below) and the Company as purchaser parties][1] and the Security Recipient and Gold Fields Netherlands Services B.V. as vendors (as the same may from time to time be supplemented, amended, restated, varied, extended and/or novated, the "SPA"); and

(b) the charge of shares dated [date] and entered into by [name of Chargor] (the "Chargor") in favour of the Security Recipient (as the same may from time to time be supplemented, amended, restated, varied, extended and/or novated, the "Charge").

Capitalised terms used in this letter have the meanings given to them in the Charge, unless defined herein.

For good and valuable consideration provided by the Security Recipient (the sufficiency of which is acknowledged), [I][we] irrevocably and unconditionally undertake with the Security Recipient that for so long as any Secured Obligations remain outstanding:

1. [I][we] will not, acting alone, or together with any one or more of the other Directors and officers of the Company authorise or enter into any commitments or transactions in contravention of the undertakings contained in the SPA or the Charge or execute any power of attorney in favour of any person authorising such person to do likewise;

2. [I][we] irrevocably authorise the Security Recipient, at any time following the occurrence of an Event of Default, to date, deliver and otherwise put into full effect the undated letter of resignation delivered or to be delivered by [myself][us] to the Security Recipient pursuant to the Charge;

3. [I][we] will not register, or participate in the registration of, any transfer of shares in the Company, or issue, or participate in the issue of, new share certificates consequent upon any transfer, without the prior written consent of the Security Recipient; and

_____________________________________

1 To be updated for the GG IOM Share Charge.

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4. upon being instructed to do so in writing by the Security Recipient, [I][we] will promptly register, or participate in the registration of, any transfer of shares in the Company and will promptly issue, or participate in the issue of, new share certificates consequent upon any such transfer.

Any notices to [me][us] from the Security Recipient pursuant to this Letter of Undertaking shall be sufficiently served on [me][us] if sent to the Company in accordance with Clause 19 (Notices) of the Charge.

Yours faithfully

(Individual director)

SIGNED as a DEED by [Director]	___________________________________
In the presence of: Witness signature: Witness name: Address: Occupation:

(Corporate director)

EXECUTED as a DEED by [Director]	___________________________________ Director

acting by:	___________________________________ [Director/Secretary]

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EXECUTION of the Share Charge:

The Chargor

Executed as a deed by GALIANO INTERNATIONAL (ISLE OF MAN) LTD
acting by [a director in the presence of a witness]	)	By:
	)		Name:
	)		Title: Director

Witness signature: ……………………………

Witness name: ……………………………

Witness address: …………………………………………………………

The Security Recipient

Executed as a Deed by GOLD FIELDS OROGEN HOLDING (BVI) LIMITED acting by [two authorised signatories]
By:
[●]
Director

By:
[●]
Director

Signature page - Share Charge (GG (IOM))